9/26

[redacted]

08005190

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Provident Financial plc

*CURRENT ADDRESS: Colonnade
Sunbridge Road
Bradford
BD1 2LQ

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

FILE NO. 82- 35231 FISCAL YEAR 12/31/06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 10/6/08

Provident Financial plc

Annual Report & Financial Statements 2006



The year's highlights and key events

- Group profit before tax and exceptional costs up 5.5% after absorbing £30.4 million (2005 £19.0 million) of investment in start-up businesses to drive future UK and international growth
- Increase in number of UK home credit customers for the first time in three years after a step-up in marketing activity – up 2.0% to 1.52 million
- Number of Vanquis Bank customers exceeded year-end target of 250,000 – up 57% on last year
- Profits from established Central European home credit businesses up 8.2% to £65.7 million
- Motor insurance pre-tax profit up 2.5% to £41.0 million

Contents

Provident Financial plc
Company number 668987

Profit before tax and exceptional costs[1,2]

£191.3m

(2005 £181.4m)

Profit before tax[2]

£180.2m

(2005 £40.4m)

Pre-exceptional earnings per share[1]

52.92p

(2005 50.41p)

Basic earnings per share

49.00p

(2005 nil)

Total dividend per share

36.50p

(2005 35.43p)

[1] Stated before exceptional demerger costs of £11.1 million in 2006 and Yes Car Credit closure costs of £141.0 million in 2005.

[2] 2006 profit before tax includes a one-off £6.6 million pension credit in respect of changes to members' commutation rights.

Cover photography
Left: Bradford, UK
Right: Warsaw, Poland

One product: two businesses

Provident Financial's core business is home credit – a simple, flexible way of offering small loans to people on modest incomes. The home credit service is provided by two businesses. The UK business serves the UK and the Republic of Ireland; markets where home credit has existed for over a century and is well known to millions of customers. The international business applies the same model to emerging markets in other parts of the world, where home credit is a much newer concept and demand is growing rapidly.

Muriel Clark
Home credit customer, Keighley

Muriel is typical of our 3.3 million home credit customers throughout the UK, Central and Eastern Europe and Mexico in that she receives a visit from her agent every week at her home.

"I like the quick service, the fact that there are no hidden extras and that I can manage the repayments."



Where our home credit businesses operate

Until 1997, Provident Financial offered home credit only in the UK and the Republic of Ireland. We then began to take the concept abroad, starting in Poland and the Czech Republic. Other countries followed – Slovakia, Hungary and Mexico – and the international business moved from start-up losses to substantial profits. In every new market the service has met a clear need and been welcomed by its customers. The latest pilot began in Romania in 2006.



6

UK

Established in 1880, Provident is the largest home credit business in the UK and Republic of Ireland. Every week, its 11,500 local agents visit 1.5 million customers (around one in 25 UK households) issuing loans and collecting payments. After 127 years, the business continues to flourish and fill an important space in the UK credit market.

For more information go to page 10.

International

Now coming up to its tenth anniversary, the international business has grown rapidly since it issued its first loan in Poland in 1997. Having entered a new market every two to three years, it now serves almost 1.8 million customers in six countries and makes a major contribution to group profits.

For more information go to page 20.

6 Mexico

Operating since 2003 in Puebla-Veracruz region and 2005 in Guadalajara-Leon region

Key facts

- *Population: 107 million*
- 5,200 agents
- 252,000 customers
- A massive market with enormous potential


1
2
3
4
5
7

1 UK and Ireland

Operating since 1880

Key facts
- Population: 64 million
- 11,500 agents
- 1.5 million customers
- A well-established, cash-generative business in a mature market

2 Poland

Operating since 1997

Key facts
- Population: 39 million
- 13,600 agents
- 854,000 customers
- The oldest and largest business outside the UK and Ireland. Trading profitably

7 Romania

Pilot operation began in 2006

Key facts
- Population: 22 million
- Pilot progressing to plan
- Decision on roll-out to be taken in 2007

3 Czech Republic | 4 Slovakia

Operating since 1997 in the Czech Republic and 2001 in Slovakia. Run as a joint operation

Key facts
- Czech population: 10 million
- Slovak population: 5 million
- 5,200 agents
- 385,000 customers
- The Czech Republic was the second international business to be established and is trading profitably
- Slovakia is growing well. Moved into profit in 2006

5 Hungary

Operating since 2001

Key facts
- Population: 10 million
- 4,200 agents*
- 284,000 customers
- Fast growing. Trading profitably

* Now employed by the group



2006 has been a year of significant progress for the group. The investment in new businesses will benefit the future growth of both the UK and international businesses, and leaves the group well placed to complete the forthcoming demerger of the international business.

UK operations

In 2006, UK home credit has restored customer growth, enhanced credit management, invested in technology to drive future efficiency and effectiveness, seen a conclusion to the long running Competition Commission inquiry and, overall, generated improved medium-term prospects.

The UK home credit business grew customer numbers for the first time in three years, assisted by increased investment in marketing which has opened up new sales channels and stimulated customer growth. 2006 saw continuing pressure on the disposable incomes of UK home credit customers. Impairment charges rose at a faster rate than revenue, although in comparison with other UK lenders, were kept well in check by enhanced credit management and arrears processes.

Efficiency is a key priority for UK home credit and the integration of the Greenwood Personal Credit and Provident Personal Credit field management and administration was completed early in the year. In addition, the investment in hand-held computers for agents which is expected to be rolled out from 2007, will allow the company to operate more efficiently in future years and also increase the effectiveness of the agency force. Overall, UK home credit profits for 2006 of £127.5 million (2005 £130.0 million) were lower than 2005 because of increased marketing expenditure and impairment charges.

Vanquis Bank's focus on developing more rigorous underwriting criteria together with increasing the resources dedicated to collections proved to be the right priorities in 2006, a year of difficult market conditions which saw impairment charges rise across the industry. Customer numbers continue to grow and exceeded 250,000 by the end of the year, assisted by internet recruitment which has supplemented the primary direct mail sales channel. Vanquis Bank re-priced its assets towards the end of 2006 and, in line with corporate objectives, the business is expected to trade around breakeven for 2007 as a whole.

The motor insurance business once again delivered excellent results, with increased profits benefiting from releases of prior years' claims reserves. Yesinsurance.co.uk, the internet-based distribution channel launched during 2006, is trading well.

Discussions with potential acquirers of the motor insurance business are proceeding satisfactorily. A further announcement will be made in due course.

The collect-out of the Yes Car Credit receivables book continues to progress well and the balance stood at £108.6 million at the year end (2005 £235.3 million). The board is reviewing whether the group should continue to collect-out the book itself or realise value through sale to a third party.

International

During 2006, the international business grew profits from its established Central European operations to £65.7 million (2005 £60.7 million) and substantially improved credit quality. It also stepped up investment in its new businesses in Mexico and Romania resulting in start-up losses of £12.1 million (2005 £3.1 million).

> "The UK home credit business grew customer numbers for the first time in three years."

The international business finished the year strongly after restoring the quality of the receivables book in Poland and overcoming the temporary suspension of new lending in Hungary.

Over the past two years, the Polish operation has had to contend with rolling out a new product to comply with the interest rate cap legislation introduced in February 2006 and also respond to the adverse trends in collections and impairment that emerged during 2005. Management have successfully met both challenges. Since the late summer of 2006, the improvement in the quality of lending and the receivables book has generated a significantly reduced level of impairment charges. From this foundation, the business is investing in marketing and its field operations to restore profitable growth.

In Hungary, the changes to administrative procedures and the status of agents required by the PSZAF, the Hungarian financial supervisory authority, were completed and on 6 December 2006 lending recommenced after a suspension period of seven weeks. The business recovered well and very high levels of credit were issued through the remainder of December.

The Czech Republic and Slovakia performed well and the Romanian pilot continues to perform in line with plan.

In Mexico, customer numbers stood at just over 250,000 at the end of December, nearly double the figure a year earlier. The current priority is building the experience of the existing local management and field operations before resuming geographic expansion through further branch openings.

Financial results and dividend

Profit before tax for the year before exceptional costs increased by £9.9 million to £191.3 million (2005 £181.4 million). The profit for the year benefited from a one-off £6.6 million pension credit in respect of changes to members' commutation rights.

The group has incurred £11.1 million of exceptional costs in the period up to 31 December 2006 in preparation for the demerger of the international businesses, comprising legal, accounting, advisory and other one-off separation costs. These costs have been reflected in the consolidated income statement.

"The international business finished the year strongly."

Profit before tax after exceptional costs for the year was £180.2 million (2005 £40.4 million). Earnings per share were 49.00 pence for the year (2005 nil), and adjusted earnings per share, before exceptional costs, were up 5.0% to 52.92 pence (2005 50.41 pence).

The board is recommending a final dividend of 22.02 pence (2005 21.37 pence) making a total dividend for the year of 36.50 pence (2005 35.43 pence), an increase of 3%. Subject to the approval of shareholders at the company's annual general meeting on 16 May 2007, the final dividend will be paid on 25 May 2007 to shareholders on the register at 10 April 2007.

Balance sheet and capital

Net assets increased by £36.6 million during 2006 to finish the year at £354.0 million (2005 £317.4 million).

Amounts receivable from customers fell by £41.2 million to £1,232.7 million as the collect-out of the Yes Car Credit book continued to progress well. Excluding Yes Car Credit, receivables increased by £85.5 million to £1,124.1 million (2005 £1,038.6 million), primarily reflecting growth in UK home credit and Vanquis Bank.

Borrowings increased to £1,021.0 million (2005 £982.9 million) following the funding of the group's pension deficit earlier in the year. At the year end, the group had a small pension asset of £8.9 million compared to a £105.6 million deficit in 2005. Year end gearing, expressed as the ratio of borrowings to shareholders' equity, was 2.9 times (2005 3.1 times).

The group's year end capital adequacy ratio was 23.0% (2005 21.2%), fully compliant with the requirement set by the Financial Services Authority.

Regulatory developments

In November 2006, the Competition Commission delivered the final report of its inquiry into home credit in the UK. This report sets out a number of remedies designed to increase competition in the home credit industry. The group is working constructively with the Competition Commission to implement the remedies to the agreed timetable.

The report confirms that customer satisfaction is high and that home credit is well-suited to its customers' needs and represents an important part of the consumer credit mix in the UK. After two years of intense investigation, it is satisfying to have won this independent endorsement of the strengths and benefits of the home credit product. The report also rejected the introduction of an interest rate cap, an option which is widely recognised to be damaging to consumers.

The package of remedies put forward by the Competition Commission centre on the sharing of customer data with credit reference agencies and also include enhanced rebates to customers who settle their loans early. The cost of implementing the required changes is estimated at around £5 million in 2007 as the remedies are progressively implemented, and up to £10 million per annum thereafter.

In the international business, the Polish operation has responded to the interest rate cap imposed by the Polish government from February 2006 by redesigning its loans to make the home collection service an option which customers can choose to pay for separately.

At the request of the financial supervisory authority in Hungary, the business there has modified its administrative procedures and IT systems and has changed the status of its agents from self-employed to employed. Lending was suspended for seven weeks up to 6 December 2006 while the changes were made. Trading has returned to normal, although annual running costs will be some £6 million higher as a result of the change in status of agents.

The proposed demerger

(i) Background

The group announced on 4 July 2006 that it would work towards implementing a separate listing of the international business.

The rapid expansion of the international business since formation in 1997 has been achieved in part through the financial and operational support of UK home credit. Ten years on, the international business is a successful, self-sufficient, stand-alone entity.

With the regulatory uncertainties in the UK and Poland now resolved, the board believes it is appropriate to separate the UK and international businesses into independently listed entities. The two businesses will have distinct strategic agendas calling for different management skills and focus, as well as offering different investment propositions to shareholders. The management of the international business will focus solely on the significant opportunities to capture the growth in new, existing and emerging markets. The management of the UK business will focus on developing a more broadly based business in the UK non-prime consumer credit market.

(ii) Organisation and board structures

Following the demerger, Provident Financial plc will continue to own the UK home credit business and Vanquis Bank, its UK non-prime credit card business established in 2004. As announced on 17 January 2007, the group is progressing the sale of its non-core motor insurance business, Provident Insurance. Discussions with potential acquirers are proceeding satisfactorily and the board expects to complete the sale of the business before the demerger becomes effective.

I will continue to be Chairman of Provident Financial and the other directors will be as set out below:

Peter Crook	Chief Executive
Andrew Fisher	Finance Director
John Maxwell	Non-executive director
Robert Hough	Non-executive director

Peter Crook joined Provident Financial in 2005 as Managing Director of UK home credit and was appointed to the board in March 2006. He joined from Barclays plc where he was UK Managing Director of Barclaycard from 2000 and the Managing Director of UK Consumer Finance from 2004.

Andrew Fisher joined Provident Financial in 2006 as Finance Director, having served as Finance Director of Premier Farnell plc from 1994. He qualified as a chartered accountant with Price Waterhouse in 1983 and became a partner in 1990.

John Maxwell joined the board of Provident Financial in 2000. He is also a non-executive director of Royal & Sun Alliance Insurance Group plc and Homeserve plc and Chairman of the Institute of Advanced Motorists. He is a director of the Royal Automobile Club Limited and a trustee of the RAF Benevolent Fund.

Robert Hough was appointed to the board of Provident Financial in February 2007. He was executive Deputy Chairman of Peel Holdings p.l.c. for 15 years until 2002 and is currently non-executive Deputy Chairman of Peel Holdings (Management) Limited and Chairman of Peel Airports Limited. He is also non-executive Chairman of Cheshire Building Society and a non-executive director of Alfred McAlpine plc and of Styles & Wood Group plc.

The board is seeking to make one further non-executive appointment for Provident Financial.

Following the demerger, International Personal Finance plc, a newly established public limited company, will own the international businesses of Provident Financial. The board of directors of International Personal Finance will be as set out below:

Christopher Rodrigues	Executive Chairman
John Harnett	Chief Operating Officer
David Broadbent	Finance Director
Ray Miles	Deputy Chairman and senior non-executive director
Charles Gregson	Non-executive director
Tony Hales	Non-executive director

Christopher Rodrigues joined the board of Provident Financial in January 2007 as joint Deputy Chairman and Chairman of the international business, having previously been the President and Chief Executive Officer of Visa International and formerly the Group Chief Executive of Bradford & Bingley plc and a non-executive director of the Financial Services Authority. He is also a non-executive director of Ladbrokes plc and Chairman of Visit Britain, a UK government agency.

John Harnett previously held positions as Finance Director of Allied Colloids PLC and Holliday Chemical Holdings plc before joining Provident Financial in 1999 as Finance Director and has been Managing Director of the international business since May 2006.

David Broadbent qualified as a chartered accountant with Coopers & Lybrand in 1993. He was appointed Finance Director of the international business in 2003 having previously been financial controller for four years.

Ray Miles was formerly Chief Executive of CP Ships Limited and was appointed as a non-executive director of Provident Financial in 2004. He is also a non-executive director of Southern Cross Healthcare Group plc, an advisory director of Stena AB of Sweden and Chairman of Devon Community Foundation.

Charles Gregson joined the board of Provident Financial as a non-executive director in 1995 and was appointed Deputy Chairman in 1997. He is also a director of United Business Media plc and non-executive chairman of ICAP plc.

Tony Hales became a non-executive director of Provident Financial in 2006. He is currently Chairman of British Waterways and Workspace PLC and has previously served as a non-executive director of Reliance Security Group plc, Aston Villa plc and HSBC Bank plc and as Chief Executive of Allied Domecq plc.

The board is seeking to make one further non-executive appointment for International Personal Finance.

"The motor insurance business once again delivered excellent results."

(iii) Demerger preparations
The demerger plans are at an advanced stage as summarised below:

- the boards' and management roles have been confirmed;
- the primary UK and European bank syndication processes have been successfully completed. Formal documentation is in the process of being completed;
- the legal process and main tax clearances to effect the demerger are in place;
- the separation of IT systems and infrastructure is substantially complete;
- the corporate support functions and governance structures for the demerged international business have been determined;
- the new headquarters for the international business based in Leeds has been established and is now occupied;
- the basis of splitting pension scheme assets has been agreed; and
- the corporate name, International Personal Finance plc, has been selected.

(iv) Timetable, capital structure and dividend
Full details of the capital structure will be included in the circular and prospectus to be issued in connection with the demerger which will follow once the sale of Provident Insurance has been completed. The board expect the sale to be completed during the second quarter of 2007. A proportion of the expected gain on the disposal will be retained to assist the capitalisation of International Personal Finance.

It is the board's intention that the aggregate dividends per share paid by Provident Financial and International Personal Finance in respect of 2007 will be at least equivalent to the amount paid by Provident Financial in respect of 2006.

The completion of the demerger is subject to the approval of Provident Financial shareholders. This will be sought at an extraordinary general meeting, details of which, along with other resolutions to be considered, will be set out in the circular to be posted to shareholders which will follow once the sale of Provident Insurance has been completed.

The board

We announced on 14 November 2006 that Robin Ashton would be stepping down as Chief Executive at the end of December. We thank him for his dedication and hard work and he goes with our very best wishes for the future.

Since Robin's departure, the three executive directors have reported to me and this will remain in place until the demerger.

On 26 January 2007, Christopher Rodrigues joined the board as joint Deputy Chairman and Chairman of the international business. He will become the first Chairman of the separately listed international business. On 14 October 2006, Tony Hales joined the board and on 1 February 2007 Robert Hough joined the board, both as non-executive directors.

Graham Pimlott resigned as a non-executive director on 27 February 2007 and he leaves with our thanks and best wishes for the future.

Outlook

With growth in customer numbers restored, the medium-term outlook for UK home credit has improved over the past 12 months and the business is well placed to take advantage of changing market conditions. Future performance will benefit as the recent investments in marketing and technology gain momentum, although the business will have to absorb the financial impact of the Competition Commission remedies. Vanquis Bank, which made a substantial start-up loss in 2006, is expected to trade at around breakeven for 2007 as a whole.

Having laid sound foundations in Central Europe during 2006, we expect to see continued progress in the coming year. The opportunity within the international business for profitable growth in both existing and new markets remains excellent.

John van Kuffeler
Chairman
7 March 2007

Business review

2006 was a successful year for Provident's two home credit businesses. The UK business remains a strong, cash-generative operation and is now seeking to evolve its business by modernising the offer, winning customers in new ways and operating more efficiently. The newer, international business continues to grow profit in its established markets, develop its newer markets in Mexico and Romania, and look for new countries into which to expand in future.

Group results

	2006 £m	2005 £m	Change £m
UK home credit*	127.5	130.0	(2.5)
Vanquis Bank	(18.3)	(15.9)	(2.4)
Insurance	41.0	40.0	1.0
Yes Car Credit	(1.5)	(24.6)	23.1
Total UK operations	148.7	129.5	19.2
International:			
Established countries	58.3	54.2	4.1
New countries	(12.1)	(3.1)	(9.0)
Total international	46.2	51.1	(4.9)
Central:			
Costs	(6.0)	(8.3)	2.3
Interest receivable*	2.4	9.1	(6.7)
Total central	(3.6)	0.8	(4.4)
Profit before tax and exceptional costs	191.3	181.4	9.9
Demerger costs	(11.1)	–	(11.1)
Yes Car Credit closure costs	–	(141.0)	141.0
Total group profit before taxation	180.2	40.4	139.8

* The allocation of the group's interest charge to UK home credit has been changed during 2006 to reflect revised borrowings based on an average ratio of borrowings to UK home credit receivables of 80%. The impact of this in 2006 is to reduce profit in UK home credit by £12.0 million and reduce the interest cost held centrally by £12.0 million. 2005 results have been restated on to a comparable basis resulting in a reduction in UK home credit profit in 2005 of £16.3 million and a reduction in the interest cost held centrally by £16.3 million. These changes have had no impact on reported group profits in either 2006 or 2005.



Bradford, UK



Puebla, Mexico

UK

The original home credit business was started in Bradford in 1880 by Sir Joshua Waddilove, a philanthropist who sought to provide affordable credit for working-class households in industrial West Yorkshire. Now serving 1.5 million customers, Provident Financial is the oldest and largest home credit business in the UK.

Provident succeeds by offering simple, transparent financial services to customers on average or below-average incomes (often referred to as the non-standard market) some of whom may find it difficult to obtain other forms of credit. The service is popular for very clear reasons. It's personal, friendly and flexible, and is well-suited to the needs of its customers.

The combination of a growing non-standard market in the UK and a tightening of lending criteria by mainstream credit providers presents an increasing opportunity for Provident in the UK. In response, the business is pursuing a strategy of recruiting new customers, retaining profitable customers, rolling out new products, improving its lending decision processes and streamlining its costs.

Home credit customers

Karen, pictured here with her husband Paul and their daughter Haley, is typical of our 1.5 million home credit customers in the UK. Our customers want to borrow small sums quickly and easily that they can repay in manageable amounts each week at a time and place convenient to them. Customers like the discipline of home collection, but also the freedom to miss a payment from time to time if things don't go to plan. The personal service that comes with the weekly agent visits and the fact that there are never any extra charges – no matter how long customers take to repay their loan – help us achieve consistently high customer satisfaction rates.

"Customers like the discipline of home collection, but also the freedom to miss a payment from time to time if things don't go to plan."



Home credit agents

Home credit agents, 74% of whom are women, play a huge role in the success of the business. The 11,500 agents in the UK typically come from the same communities as their customers and many were customers themselves before becoming agents. The weekly visit from the agent encourages customers to put aside the repayment every week and the regular face to face contact helps customers to stay in control of their credit.

In an age of internet banking and telephone call centres, this personal service is highly valued. Customers know they'll get a sympathetic response if they get into difficulties.

"Home credit agents, 74% of whom are women, play a huge role in the success of the business."



Number of customers

1.5m

Number of employees

2,600

Number of agents

11,500

Credit issued

£940.8m

Operating since

1880

10 facts about UK home credit

1 Home credit is a manageable way of taking out a small loan.

2 The service is friendly and convenient. Customers appreciate the personal, face to face relationship with their agent.

3 For people on modest incomes, home credit is a way of affording treats on special occasions or spreading household expenses.

4 Of all forms of borrowing, home credit is the easiest to control, with predictable payments and the guarantee that customers will not face extra charges if they miss a payment.

5 Each week, Provident's 11,500 agents visit 1.5 million customers – around one in 25 UK households.

6 74% of agents and 69% of customers are women.

7 Provident's customers are fairly evenly split between the C, D and E socio-economic groups.

8 The average home credit loan is for £390, repayable over 55 weeks.

9 Customers often take more than one loan each year. The average credit issued per customer over the course of a year is £646.

10 93% of customers say they are satisfied with the Provident home credit service and 83% would recommend it to family or friends.

"Over the last couple of years we have won many new customers through direct marketing channels."





Direct mail

Not only have we increased the amount of direct mail we send out, but we have become better at sending it to the right people. A lot of time has been spent gaining a good understanding of our customers and the key triggers of their lending requirements. We then use this information to decide how best to recruit new business.



Website

Three years ago we launched customer-facing websites for our two home credit brands. The websites have become our most cost effective channel for recruiting new customers and have exceeded all targets to date.

Sarah, Digital Marketing Manager, and Caroline, Senior Marketing Manager, Bradford

Sarah and Caroline are part of the team responsible for customer recruitment marketing activity. Significant investment has been put into marketing over the past few years which is now beginning to bear fruit with an increase in UK customer numbers.

"With the continued global growth of internet access and online transactions, it's important we give our customers the best possible online experience and the ability to apply for a loan 24 hours a day."



Hand-held technology

Provident agents in the UK are expected to start using hand-held computers (essentially mobile smartphones) from 2007. These will offer two enormous benefits.

The first benefit is greater efficiency. With information transmitted to and from the agent electronically, much of the current paperwork will be unnecessary and agents will be able to use their time more productively.

Secondly, agents will be more effective. Instead of carrying sheaves of paper on their rounds, they'll have all their customer information stored on the device along with prompts and recommendations on serving particular individuals. They'll also be able to make computer-aided lending decisions for new customers on the spot.

Business review continued
UK home credit

How home credit works

Under the home credit service, Provident provides small, unsecured cash loans, typically for sums of between £100 and £500. These are delivered to the customer's home by a Provident agent who then calls every week to collect the repayments.

Unlike other forms of lending, home credit includes all the costs up front. There are no extra fees or penalty charges, even if a customer misses a payment. For people managing on a tight budget, it's important to know that the amount they owe is fixed at the start and will never go up.

Another advantage of home credit is the part played by the agent. Agents are paid commission on what they collect, not what they lend, so have every reason not to lend more than their customers can afford to repay. That's good for the customer and a valuable check on bad debt for Provident. Furthermore, the agent's weekly visit is not only convenient, it's a useful reminder to put the money aside. If customers get into difficulty, they know they'll get a sympathetic response and every possible assistance from their agent.

The product is one that customers trust and positively want to use – which helps to explain why our customer satisfaction rates are consistently high. Over 93% of customers say they are satisfied with the Provident home credit service and 83% would recommend Provident to family or friends.

Home credit loans can be offered in a variety of forms. Alongside the traditional loan (for example £300 cash, repayable over 55 weeks), Provident offers a number of other options:

- Longer, larger loans of up to £2,500, repayable over two years. These were introduced in 2005 and have been well-received.
- A Visa debit card where the loan is loaded onto a plastic card – often more convenient than cash. This was launched in 2006.
- The Easy Shop card for use at specified retailers. Some have an interest-free period so that repayments start when the customer first uses the card rather than when the agent hands it over.
- Shopping vouchers – a well-established version of home credit and the original alternative to cash loans.

The marketplace

There are over nine million people in the UK who have limited access to many other forms of credit. Known as non-standard customers, they may be on low incomes, have little or no credit history or have had problems with credit in the past. Of this total, the home credit industry serves about 2.5 million. With 1.5 million customers, Provident has approximately a 60% share of the market.

"UK home credit now sees opportunities to grow."

In recent years, rising levels of affluence have meant less demand for home credit among our traditional customer base. At the same time, many other lenders whose own markets have become saturated have taken a greater interest in the non-standard segment. As a result, more people have been able to use bank loans and credit cards as an alternative to home credit.

The picture is changing, however. Trends such as higher utility bills have made it harder for some people to repay their loans. Faced with rising bad debts, many other credit providers have had to tighten their lending criteria. As other sources become harder to access, more customers are returning to a form of credit better suited to their needs – namely home credit. After several years of gradual decline in customer numbers, UK home credit now sees opportunities to grow. In preparing for growth, the business is building on its many strengths. It is a long-established, cash-generative business with products well-suited to the non-standard market and a good reputation among its customers. A nationwide force of 11,500 self-employed agents provides an excellent, professional service to customers they know extremely well and who value the personal nature of the home credit service.

UK home credit









Jac



1 Over 11,500 agents in the UK visit their customers in their homes each week, come rain or shine.

2 Rosemary and her daughter Angela, two of our UK home credit customers.

3 Christian, one of 400 employees at our head office in Bradford.

4 Jac in the contact centre in Bradford, helping to turn initial contacts into satisfied customers.

5 We depend on good people doing their jobs well at every level of the business.

Initiatives during the year

Against this background, UK home credit has undertaken a series of initiatives to renew and modernise the business. They include:

Recruiting new customers

UK home credit has traditionally relied on its agents to recruit most of its new customers. While this approach continues, the business is now making more and better use of direct mail. It's also adopting other techniques such as canvassing in shopping centres and seeking to form partnerships with mail order houses and finance companies to take on customers whose credit applications have been declined.

There are also links with retailers to provide credit to their customers along with greater use of the internet to advertise the service.

The results have been positive. While the number of customers recruited by agents has risen slightly over the year, a greater increase has come about through direct contacts via these new methods.

Better credit decisions

In the past, the task of assessing a customer's credit rating has been largely up to the agent. This continues to be the case, on the basis that a skilled human being has always been able to assess a customer better than a computer. Nevertheless – and especially with more customers being recruited by routes other than through the agent – it's important to have good systems for analysing an individual's previous record and predicting the likelihood of a future default.

To support the agents in their lending decisions, the business is refining its credit scoring to play an increasing role in determining whether to accept new customers or extend further credit to existing ones. As well as filtering out the higher risks, the system can also help agents to spot the good payers earlier in the relationship and so offer more credit sooner when that's the right choice for the customer. The same systems are also proving valuable in managing arrears.

Given the cost of acquiring each new customer, UK home credit is working hard to develop the relationship and encourage profitable customers to remain loyal. Instead of sending out blanket mailings, for example, the business is getting better at segmenting its customer base and making its communications more relevant to different groups. As described below, it is also restructuring its product range to match its customers' requirements more closely.

Developing new products

Within the definition of home credit, there's an opportunity to offer a range of products to meet the needs of more customers or to keep them with Provident for subsequent loans. Product innovation is therefore an important part of the strategy.

Over the last couple of years we've developed longer, larger loans – up to £2,500 over two years compared with the more typical £300 over one year. This has proved very successful.

In October 2006, we launched a Visa debit card. This is still a home credit loan in that the agent collects repayments every week; it simply comes as a ready-loaded plastic card rather than as cash, so that customers can use it over the phone or on the internet.

Along with our shop cards and shopping vouchers (recently updated to make them more like high street shop gift vouchers) the new products offer attractive variations on the home credit theme.

Results

In the UK, customer numbers increased by 2.0% to 1.52 million; the first increase for three years. This was an encouraging result in a competitive market, particularly given the tighter credit controls being applied to the acceptance of new customers. It reflects the success of increased marketing expenditure in new sales channels including direct mail, direct response advertising, the internet and affinity relationships with retailers.

Credit issued grew a little more slowly, up 1.5% on 2005 to £940.8 million (2005 £926.5 million). However, this was achieved against 2005 volumes which benefited from the increased issue of larger loans repayable over 18 months to two years. Reported revenue declined by 0.4%, but after adjusting for the 53rd week included in the 2005 financial year, grew by 1.8% on a like-for-like basis. Revenue growth was lower than the growth in average receivables of 7.6% because of the increased issue during 2005 of larger loans which are repayable over a longer period and so carry a lower effective interest rate.

As a result of pressure on customers' disposable incomes, impairment rose to 31.0% of revenue, up from 29.7% in 2005. Statistical credit management techniques and arrears management processes have been enhanced in order to balance growth and credit quality as the business pursues profitable customer growth in a tough environment. It is estimated that since May 2006, the enhanced credit management processes have declined over 50,000 customer applications which would otherwise have been accepted.

Despite additional marketing expenditure of approximately £4.0 million, operating costs reduced by 3.1% to £240.0 million (2005 £247.6 million), including the benefit from a one-off £5.5 million pension credit in respect of changes to members' commutation rights together with tighter cost controls.

UK home credit

	2006 £m	2005 £m	Change %
Customer numbers ('000)	1,518	1,488	2.0
Credit issued	940.8	926.5	1.5
Average customer receivables	601.3	559.0	7.6
Revenue	576.7	578.9	(0.4)
Impairment	(178.8)	(171.8)	(4.1)
Revenue less impairment	397.9	407.1	(2.3)
Impairment % revenue	*31.0%*	*29.7%*	
Costs	(240.0)	(247.6)	3.1
Interest*	(30.4)	(29.5)	(3.1)
Profit before tax	127.5	130.0	(1.9)

* Interest charges have been restated to reflect revised borrowings based on an average ratio of borrowings to receivables of 80% (see note 1 to the financial statements).


Customer numbers and credit issued
Customer numbers ('000)
Credit issued (£m)
1,076 1,093 1,134 1,207 1,322 1,413 1,494 1,562 1,580 1,611 1,633 1,605 1,529 1,488 1,518
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Improving cost efficiency remains a priority and the integration of the Greenwood Personal Credit field management and administration into Provident Personal Credit was completed in the first half of the year. In addition, the 'Insight' programme to develop hand-held personal computers for agents and field staff is expected to begin roll-out during 2007. As well as increasing efficiency through the replacement of paper-driven processes, the technology will also increase agent effectiveness through, for example, more flexible agent working and on-line credit checks.

Overall, profits reduced by 1.9% to £127.5 million (2005 £130.0 million) mainly as a consequence of investment in new sales channels and higher impairment charges.

“The strength of home credit lies in the 11,500 agents who call weekly at our customers’ homes.”





Christine and Pam, customer and agent, Wakefield

In the age of internet banking and call centres, the personal agent service is highly valued. 83% of customers would recommend Provident home credit to family and friends.



Johanna, Product Development Manager, Bradford

Recent innovations are helping the UK business to broaden its range of home credit products and so meet the needs of different groups of customers. Those with a good repayment record can now be offered longer, larger loans – up to £2,500 repayable over two years. Other loans come in the form of a pre-loaded debit card so that customers can enjoy the benefits of having plastic rather than cash.

We have a dedicated team working on new product developments to ensure we develop new products that match our business strategy and offer customers and agents something different.



Diane and Nichola, agent and customer, Bradford

Nichola appreciates her weekly visit from her agent, Diane. “I know if I ever have to miss a payment, Diane will be understanding.”

Pam Wright
Home credit agent, Wakefield

74% of UK home credit agents are women. Many enjoy the flexibility and face to face customer contact that the work offers.

“My customers like the weekly visits – they’re convenient and help them remember to put the money aside and keep payments up to date.”

Business review continued

UK home credit

Regulation in the UK

Regulatory authorities have broad jurisdiction over many aspects of Provident's UK operations including marketing and selling practices, advertising and terms of business.

The Competition Commission inquiry

The main regulatory development in 2006 was the publication by the Competition Commission of the final report of its inquiry into home credit in the UK.

Issued in November 2006, the report followed a two-year investigation and came up with four remedies for ensuring increased competition in the home credit market. Home credit companies will be required to share data with credit reference agencies, to publish their prices on an independent website, to provide statements for customers on request, and to adjust their early settlement rebates more in favour of the customer.

The overall effect of these remedies will be more information for the customer and therefore greater transparency. To this extent, we support the Commission's findings. We disagree that early settlement rebates need to be altered, but will nevertheless co-operate fully in putting the remedies into effect during 2007.

We estimate that the financial impact of these measures will be to reduce our profits by about £5 million in 2007 and £10 million a year thereafter – largely as a result of the new rebate terms. Whilst we support the majority of the Commission's findings, we continue to reject its analysis of profitability. Evidence presented to the Commission from two independent experts, Sir Bryan Carsberg and Professor Colin Mayer, is consistent with our position. The Commission itself noted that its profitability estimates may be imprecise and that its analysis did not necessarily indicate that prices in the home credit market are too high.

The Commission also took account of the vast body of evidence that rate caps do more harm than good to the people they're intended to help and decided against imposing one. All mainstream opinion now supports the industry's view that a rate cap would be bad for consumers by making home credit less available.

Most of all, we're pleased that two years of intense scrutiny have endorsed many of the benefits of home credit that we in the industry have always sought to communicate. The inquiry found high levels of satisfaction among our customers, that home credit products are well-suited to customers' needs, that relationships between agents and customers are appropriate and businesslike, and that home credit companies continue to innovate to keep ahead of their competitors.

"UK home credit has undertaken a series of initiatives to renew and modernise the business."

1


The Consumer Credit Act 2006

The Consumer Credit Act 2006 became law in March 2006. It updates and adds to the Consumer Credit Act 1974, modernising consumer protection and enhancing fairness and transparency in the marketplace. We welcome its terms and support the government's moves in this direction.

The EU Consumer Credit Directive

The Directive on Consumer Credit proposed by the European Commission is proceeding through its various legislative stages which are likely to take some time. We continue to monitor its progress.

2


3


1 Like Peter, 2,600 people work for UK home credit.

2 The Vanquis Bank credit card offers the benefits of plastic with the reassurance of a relatively low credit card limit.

3 Kirstie, on her way to work at our head office in Bradford.

Other UK businesses

Vanquis Bank

	2006 £m	2005 £m	Change %
Customer numbers ('000)	251	160	57
Average customer receivables	77.3	42.5	82
Revenue	34.2	17.8	92
Impairment	(19.4)	(12.4)	(57)
Revenue less impairment	14.8	5.4	174
Impairment % revenue	*56.7%*	*69.7%*	
Costs	(30.0)	(20.0)	(50)
Interest	(3.1)	(1.3)	(139)
Loss before tax	(18.3)	(15.9)	(15)

Motor insurance

	2006 £m	2005 £m	Change %
Policyholders ('000)	490	473	3.6
Average investment fund	370	427	(13.3)
Investment yield	4.9%	5.0%	
Revenue*	158.0	154.7	2.1
Costs	(131.8)	(134.4)	1.9
Underwriting profit	26.2	20.3	29.1
Combined ratio	*83%*	*87%*	
Investment income	18.1	21.6	(16.2)
Profit before tax and yesinsurance.co.uk	44.3	41.9	5.7
yesinsurance.co.uk	(3.3)	(1.9)	(73.7)
Profit before tax	41.0	40.0	2.5

* Excludes £2.9 million of revenue in respect of yesinsurance.co.uk (2005 £nil).

Vanquis Bank customers

251,000

Motor insurance policyholders

490,000

Vanquis Bank

2006 was Vanquis Bank's second full year of operation. Customer numbers ended the year at 251,000, an increase of 57% over the previous year. During the year, the internet has been developed as a sales channel and customer recruitment from this source is now a valuable supplement to the primary direct mail channel.

Average receivables grew by 82% to £77.3 million (2005 £42.5 million), and revenue by 92% to £34.2 million (2005 £17.8 million). These growth rates exceed customer number growth because of the strategy to increase customers' credit limits as they develop a satisfactory payment history.

Impairment as a percentage of revenue has reduced from 69.7% in 2005 to 56.7%. The improvement has arisen from the focus on the development and application of more rigorous underwriting criteria, increased resources dedicated to collections and increased pricing on new business written during 2006.

Costs, which comprise customer acquisition costs and operating costs, increased by 50% to £30.0 million (2005 £20.0 million). This is significantly less than the increase in revenue and as volumes continue to grow, the business will continue to benefit from leveraging its established operational cost base.

Towards the end of 2006, Vanquis Bank re-priced its assets and all new business now reflects a typical APR of 39.9%. At the same time, a number of larger banks have stepped back from the non-prime market because of concerns over pricing and the need to focus on their more significant prime portfolios. This provides Vanquis Bank with an enhanced opportunity to develop its position in the UK non-prime credit card segment.

The loss before tax in 2006 increased to £18.3 million (2005 £15.9 million). Volume growth and the re-pricing of assets referred to above leaves the business well placed to trade at around breakeven for 2007 as a whole.

Motor insurance

Our motor insurance business, Provident Insurance, specialises in non-comprehensive motor policies for women drivers and second cars. It is a sound and successful business and one of the few UK motor insurers to remain profitable throughout the insurance cycle. While other insurers will cut prices when the cycle declines in order to keep their policyholders, Provident Insurance prices each policy for an adequate return, even if it means losing customers to other insurers.

Having previously sold its products entirely through brokers, Provident Insurance launched an internet-based distribution channel in 2006. The new venture, yesinsurance.co.uk, offers policies underwritten by a panel of insurers of which Provident Insurance is one.

"The motor insurance business delivered an excellent performance."

Results
The motor insurance business delivered an excellent performance in a highly competitive UK motor insurance market. Average premiums on non-comprehensive rates increased by 2.6% during the year, whilst comprehensive rates remained flat. The business continued its policy of pricing for an adequate return on equity, and increased its base premiums whilst making selective changes to improve competitiveness on certain, more profitable, parts of the business. During the latter part of 2006 market prices began to improve and this has continued into the new year.

Policyholders increased during the year, up by 3.6% to 490,000 (2005 473,000) benefiting from new product and pricing initiatives and development of the new internet-based distribution channel, yesinsurance.co.uk. Revenue increased by 2.1% to £158.0 million (2005 £154.7 million).

Previous years' claims provisions have continued to develop favourably and have benefited underwriting profit by £42.7 million (2005 £24.9 million).

The average investment fund fell by 13.3% to £370 million (2005 £427 million) and yielded income of £18.1 million (2005 £21.6 million) at an average investment yield of 4.9% (2005 5.0%).

Yesinsurance.co.uk is making encouraging progress at this early stage. The business sold 75,000 policies, 33,000 of which were underwritten by our motor insurance business. The start-up losses during the year were £3.3 million (2005 £1.9 million), in line with our expectations.

Overall, profit for the year from the motor insurance business, including yesinsurance.co.uk, was £41.0 million, a 2.5% increase on last year (2005 £40.0 million).

Yes Car Credit

Collections progressed well at Yes Car Credit with total cash collected of £147.8 million during the year. Receivables now stand at £108.6 million, down from £235.3 million at the end of 2005. The business made a small loss for the year of £1.5 million (2005 loss of £24.6 million).

1



2



3



1 Jane chose Provident Insurance for its specialist policy for women drivers.

2 Bob likes the discipline of the low credit limit he's arranged with Vanquis Bank.

3 240 people work at our Vanquis Bank offices in Chatham, Kent.

Central and Eastern Europe

Our international business began in Central Europe with businesses in Poland and the Czech Republic. These quickly confirmed our view that home credit could be offered successfully in markets outside the UK. With our first two operations developing rapidly, we set up further businesses in Hungary and Slovakia in 2001. These were followed by a pilot operation in Romania in 2006.



Warsaw, Poland
Prague, Czech Republic
Bratislava, Slovakia
Budapest, Hungary
Bucharest, Romania

Mexico

Mexico is a vast market and one that clearly meets our criteria for a successful new business. Its economy is growing, inflation is low and, while there's rising demand, consumer credit is not yet readily available to the mass of the population. Having entered Mexico in 2003, our strategy is to treat it as we did Central Europe – not as a single territory but as a number of separate regions to be tackled one by one. We now operate in two of five potential regions and growth so far has been rapid.



Guadalajara-Leon
Puebla-Veracruz

Number of employees

5,000

Number of agents

28,400*

Number of customers

1.78m



International customers
(million)
Year ended 31 December
0.47
0.71
0.96
1.24
1.56
1.78
1.78
2000
2001
2002
2003
2004
2005
2006

Results



Profits from established countries
(£ million)
42.1
54.2
58.3
2004
2005
2006



Investment in new markets**
(£ million)
2.3
3.1
12.1
2004
2005
2006

* Includes 4,200 agents in Hungary employed by the group. All other agents are self-employed.

** Comprises Mexico and Romania.

“As the emerging part of the EU, Central and Eastern Europe have strong economic prospects.”





Agnieszka, home credit agent, visits her customer Karolina, Warsaw

The Polish business has been testing a new product called Mandarynka. This offers larger loans than the standard home collected product with loan terms of up to three years. In addition, the agent calls for repayments every month as opposed to every week and in some cases the loan can be granted remotely without an agent having to be present. Mandarynka appeals to wealthier customers who can repay larger amounts of money and who need less contact with the agent than our typical borrower. Towards the end of the year we started to test this product in the Czech Republic as well.



Provident Polska team, Warsaw

Also being piloted in Poland is a loan product called Rapida. Customers can be recruited in a number of ways – through a home visit, via the internet or through direct advertising – and repayments are made by bank transfer. Granted and collected remotely, it's more akin to a conventional bank loan and another step upmarket from Mandarynka. If the trials are successful, the two products together will widen the band of customers that the international business is able to serve and provide further potential sources of growth.



Central Europe

3,700 employees and 23,000* agents are based in Poland, the Czech Republic, Hungary and Slovakia.

* Includes 4,200 Hungarian agents who are employed by the group.

Chris Bernard
Business Development Manager, Warsaw

Chris joined Provident ten years ago and worked in London before transferring to Poland in 2005. His role now is to support field managers and identify opportunities for business development.

“What I love about working in Poland is the energy of the people,” he says. “Their passion guarantees the success of our business.”

Business review continued
International

International

	2006 £m	2005 £m	Change £m
Central Europe			
Home credit†	68.8	61.4	7.4
New products	(3.1)	(0.7)	(2.4)
Total Central Europe	65.7	60.7	5.0
Central UK divisional overheads†	(7.4)	(6.5)	(0.9)
Total established countries	58.3	54.2	4.1
Investment in new countries:			
Mexico†	(9.7)	(3.1)	(6.6)
Romania	(2.4)	–	(2.4)
Total new countries	(12.1)	(3.1)	(9.0)
Total international profit before tax	46.2	51.1	(4.9)

† The allocation of central UK divisional overheads has changed during 2006 to reflect more accurately the costs attributable to Central Europe, Mexico and Romania. The impact of this in 2006 is to reduce profit in Central Europe by £3.9 million, increase the loss in Mexico by £0.5 million and reduce central UK divisional overheads by £4.4 million. The results shown above for 2005 have been restated to reflect the results as though a similar basis of cost allocation had been adopted. Accordingly, the 2005 profit in Central Europe has been reduced by £3.5 million, the 2005 loss in Mexico has been increased by £0.2 million and central UK divisional overheads in 2005 have been reduced by £3.7 million. These changes have no impact on reported group or international profits.

Central Europe

	2006 £m	2005 £m	2005 CER* £m	Change %
Customer numbers ('000)	1,523	1,646	1,646	(7.5)
Credit issued	474.9	522.3	529.3	(10.3)
Average customer receivables	292.9	275.9	280.9	4.3
Revenue	338.6	347.9	353.0	(4.1)
Impairment	(90.6)	(128.8)	(131.4)	31.1
Revenue less impairment	248.0	219.1	221.6	11.9
Impairment % revenue	*26.8%*	*37.0%*	*37.2%*	
Costs	(164.1)	(140.1)	(141.7)	(15.8)
Interest	(18.2)	(18.3)	(18.4)	1.1
Profit before tax	65.7	60.7	61.5	8.2

* Restated at constant exchange rates

Percentage and monetary changes for credit issued, average net customer receivables, revenue, impairment and costs are calculated after restating prior year figures at the current year average exchange rate in order to present a like-for-like comparison. Percentage changes for profit are based on reported figures.

"The profit contribution from the Czech Republic and Slovakia increased sharply in 2006."

International results summary

The key aims for Central Europe in 2006 were to successfully introduce a rate cap compliant product into Poland and to drive down impairment as a percentage of revenue through the deployment of improved credit management and collections processes. These targets were met and although, as planned, customer numbers and credit issued reduced, sound foundations were laid for future profitability.

The core Central European operation increased profit by £5.0 million to £65.7 million (2005 £60.7 million). This increase is after absorbing a £3.1 million (2005 £0.7 million) cost of testing new monthly home-collected and remotely collected loan products in Poland and the Czech Republic, and after a £3.7 million reduction in profit from changes to administrative procedures and the status of agents required by the Hungarian regulator which resulted in a suspension of lending for a seven-week period.

It is very encouraging that the Central European operation finished the year strongly after restoring the quality of the Polish receivables book in the late summer and overcoming the temporary suspension of lending in Hungary.

2006 also saw the international business step up its expansion programme through developing the Mexican market, launching a pilot operation in Romania in early 2006 and researching the potential opportunities for new country openings in 2007 and beyond. Investment in start-up losses in new countries cost £12.1 million, an increase of £9.0 million on 2005, which comprised losses in Mexico of £9.7 million (2005 £3.1 million) and Romania of £2.4 million (2005 £nil).

Central divisional overheads increased by £0.9 million to £7.4 million during the year as the business continues to gear itself up for the demerger and expansion into new territories.

Central Europe

The marketplace
We operate in four countries in Central Europe – Poland, the Czech Republic, Slovakia and Hungary. All have seen growing demand for consumer credit in the years following the end of communism – a process accelerated by each country's entry into the EU.

As the emerging part of the EU, these countries have strong economic prospects and consumer credit markets that remain substantially under-penetrated in comparison to the rest of the EU. These factors, plus a culture of responsible borrowing and populations that tend to be concentrated in urban areas, have all contributed to Provident's success so far.









1 Warsaw was the first of our international offices to be established.

2+4 An enthusiastic and dynamic workforce in Budapest is a great strength to the business.

3 A working group in Prague discusses current policies and projects.

Poland

The Polish business experienced a deterioration in credit quality following the rapid expansion of credit in late 2004 and early 2005. The response during 2006 was to restore the balance between credit quality, costs and growth by tightening lending criteria, including the upgrading of the behavioural scoring systems, and focusing the agent force on collections. Progress in Poland was affected by the need to reconfigure the home credit product to comply with the cap on interest rates introduced in February 2006. The impact of these measures is a better quality business albeit with a reduction in customer numbers, credit issued and revenues in 2006. At the same time, improved lending decisions and the restoration of the quality of the receivables book by late summer 2006 has resulted in very significant improvements in impairment as demonstrated by the reduction in the charge from 42.8% of revenue in 2005 to 30.3% in 2006.

Overall, the 2006 profit contribution from Poland, after the cost of new product development, was little changed on 2005. The business now has a strong foundation and under new leadership is executing a plan to restore customer growth. During the last quarter of 2006, there was an expansion of field operations, including the introduction of 1,000 more agents and 150 development managers and an increase in direct marketing. There are now early signs of a lift in new customer volumes.

Czech Republic and Slovakia

The primary focus in the Czech Republic and Slovakia over the last two years has been on extending larger loans to lower risk customers and continuing to improve credit quality. Accordingly, whilst customer numbers continued to grow, average receivables and revenue have grown faster. At the same time the initiatives to improve credit quality have proved effective. This is evidenced by the reduction in impairment from 30.7% of revenue in 2005 to 21.0% in 2006.

The profit contribution from the Czech Republic and Slovakia increased sharply in 2006.

The key operational metrics by country are as follows:

	Poland		Czech Republic and Slovakia		Hungary	
	2006	2005*	2006	2005*	2006	2005*
Customer numbers ('000)	854	968	385	372	284	306
Growth	*(11.8%)*	*2.9%*	*3.5%*	*12.0%*	*(7.2%)*	*21.9%*
Credit issued (£m)	235.6	291.8	136.6	132.2	102.7	105.3
Growth	*(19.3%)*	*4.2%*	*3.3%*	*13.6%*	*(2.5%)*	*27.3%*
Average receivables (£m)	159.2	165.9	76.7	64.5	57.0	50.5
Growth	*(4.0%)*	*11.8%*	*18.9%*	*20.1%*	*12.9%*	*50.7%*
Revenue (£m)	185.0	211.7	83.0	76.0	70.6	65.3
Growth	*(12.6%)*	*10.0%*	*9.2%*	*18.0%*	*8.1%*	*48.4%*
Impairment (£m)	56.0	90.6	17.4	23.3	17.2	17.5
Impairment % revenue	30.3%	42.8%	21.0%	30.7%	24.4%	26.8%

* Restated at constant exchange rates

Hungary

The main influence on the Hungarian performance in 2006 was the temporary suspension of lending imposed by the Hungarian regulator which required the business to make certain changes to administrative procedures and change the status of agents from self-employed to employed. The period of suspension lasted seven weeks during which time agents continued to collect on existing loans in the normal way. Lending resumed on 6 December 2006 and the volume of lending in the pre-Christmas period was very strong.

The reduction in customer numbers and credit issued in 2006 is wholly attributable to this temporary disruption to lending and growth is fully expected to resume in 2007. Average receivables still showed year-on-year growth which drove an 8.1% increase in revenues. Hungary has consistently displayed good credit quality and saw impairment reduce from 26.8% of revenue in 2005 to 24.4% in 2006.

The profit contribution from Hungary declined slightly in 2006. The adverse impact of the temporary suspension of lending was £3.7 million taking into account lost customer revenue, increased costs arising from the transfer of agents to employed status and other ancillary costs of implementing the required changes. In 2007, the cost is expected to rise to £6 million, predominantly relating to the cost of employing agents.

Central European costs

Central European costs have increased by 15.8% to £164.1 million. A significant proportion reflects increased marketing activity, increased field resource levels and the introduction of a centralised collections function in Poland. In addition, all countries have incurred higher depreciation charges following the roll-out of new field IT systems during 2006.

Eastern Europe

Romania

The Romanian pilot operation recruited 6,000 customers during the year and is progressing well and in line with expectations. The investment in start-up losses in the year was £2.4 million. A decision on national roll-out is scheduled for 2007.

"The Romanian pilot operation recruited 6,000 customers during the year."







1 With its 107 million population, Mexico is a bigger market than that of our Central European businesses combined.

2 The growing international business has given us a large pool of talented managers.

3 Maria in Puebla was one of our first customers in Mexico.

Mexico

	2006 £m	2005 £m	2005 CER* £m	Change %
Customer numbers ('000)	252	131	131	92
Credit issued	48.1	22.6	21.4	125
Average customer receivables	14.5	5.8	5.4	169
Revenue	26.4	10.7	10.0	164
Impairment	(12.5)	(3.6)	(3.4)	(268)
Revenue less impairment	13.9	7.1	6.6	111
Impairment % revenue	*47.3%*	*33.6%*	*34.0%*	
Costs	(21.2)	(9.2)	(8.8)	(141)
Interest	(2.4)	(1.0)	(0.9)	(167)
Loss before tax	(9.7)	(3.1)	(3.1)	(213)

* Restated at constant exchange rates

"Mexico is a market well-suited to home credit and has been the fastest-growing of any of our businesses."

Mexico

As a large, emerging economy with access to credit still extremely limited, Mexico is a market well-suited to home credit and has been the fastest growing of any of our businesses. Of its 107 million population, we estimate that three million could become Provident customers.

Given the vast size of the country, our strategy is to progress region by region. Having split the country into five regions of about 20 million people each, we've so far entered two.

Results

The Mexican operation has continued to roll-out the agent and branch infrastructure across the first region of Puebla-Veracruz and augmented this by opening in Guadalajara-Leon, the second of five regions with a population of about 20 million.

Customer numbers increased by 92% from 131,000 at the end of 2005, served by 2,200 agents from 16 branches, to 252,000 at the end of 2006, served by 5,200 agents from 34 branches. This pace of growth was the fastest of any new country and during 2006, evidence of high agent and field staff turnover and higher than planned impairment indicated that a period of consolidation was needed. Accordingly, since mid 2006, further branch openings have been deferred, credit controls have been tightened and actions taken to strengthen management and reduce agent and field staff turnover. There are early signs that this package of measures is improving the performance of the business.

"We're likely to be moving into more and bigger markets over the next few years."



Radek, Public Affairs Specialist, Prague

Our growth in recent years has given us a large pool of talented managers, many of whom joined the fledgling international business in the 1990s and are now sufficiently experienced to take on key roles in our new businesses.





Malgorzata, Training and Development Specialist, Warsaw

Having proved conclusively that the home credit model can be transferred successfully overseas, we continue to research new markets.

We look particularly at large countries with a stable and growing economy, the rule of law, an urbanised population, a well-educated workforce and a well-structured regulatory system.



Elzbieta and Eva, customer and agent, Warsaw

For customers who want to avoid financial shocks, like Elzbieta in Warsaw, the predictability of a home credit loan makes a great deal of sense.

Gabriela Kacperska
Operations Marketing Specialist, Warsaw

Gabriela has worked at Provident for over six years, spending four years in the accounts department then gaining valuable experience as an events specialist. She has recently taken up a position in the marketing department.

"Working at Provident has given me the chance to meet some great people and to gain experience in a number of different fields. Thanks to these opportunities I now know what I want to achieve in life."

"Since we first launched the international business in 1997, we've successfully established a new business every two to three years."







1 Research is constantly underway to identify potential new countries to enter.

2 2007 has seen the international head office move to larger premises in Leeds.

3 Mrs Rahova's customer, Jannis, is just one of our 1.5 million customers in Central Europe.

New countries

A number of trends have coincided to bring more countries into the frame as candidates for home credit. The number of emerging economies is increasing. Globalisation tends to fuel the aspirations of consumers and makes it easier for businesses to operate internationally. At the same time, more governments are recognising the value of prudent economic management and of making their countries fit places in which to invest.

At Provident we have strict criteria for selecting new markets. They include the size of the population (particularly the size and potential of the market for home credit) the state of the economy, whether the legislative framework is broadly supportive, and whether we can be sure of political stability and the rule of law. Applying these criteria has clearly served us well in that Provident has a good record of choosing and entering new markets. Since we first launched the international business in 1997, we've successfully established a new business every two to three years.

We continue to maintain and update a list of countries from which we will choose our next pilot operation. Strong candidates at the moment are Russia and India. In Russia, we're now at the point of detailed discussions with regulators. In India our research is also nearly complete. We're also looking seriously at Ukraine and Brazil. With all these options – plus the plan to enter more regions of Mexico – we're likely to be moving into more and bigger markets over the next few years.

Management and systems

In the face of such rapid expansion, one of the most pressing issues is making sure the business has enough experienced managers to meet the needs of the future. The quality of management in the international business is already very high, with excellent people working very successfully both in their own countries and across borders. Mexico, for example, has Czech, Hungarian and British senior managers working alongside local management. During the year, some of the teams have been strengthened, with a new credit director in Poland, and new marketing directors in Poland and Mexico.

At the same time, a new fast track programme is identifying and developing the country managers of the future, both within the group and from outside.

Developments in the international business since the year end include separating its IT systems from those of the UK business and moving the divisional head office from Bradford to Leeds.

Corporate responsibility

Corporate responsibility (CR) is integral to what we do as a business. By operating our business in a manner that has positive effects – socially, environmentally and economically – we can ensure that we continue to grow in a sustainable way. Our CR programme not only allows us to respond to the needs of our staff and suppliers, local communities and others who affect and are affected by our business, but also to minimise our impact on the environment.

This report contains an overview of our work in these areas. For a more in-depth analysis, please see our 2006 Corporate Responsibility Report at www.providentfinancial.com which provides a clear account of how we have managed the social, environmental and economic issues that are important to our key stakeholders. It also demonstrates how our CR programme has been extended from our UK operations to our international ones.

“To ensure ongoing improvement in our CR performance, our business continues to set challenging objectives and targets.”





The Fair Cities employment initiative

Through the Fair Cities employment initiative, training and employment opportunities are given to groups typically under-represented in the workplace. In 2006, we provided 25 temporary work placements.

Employee forums

Employee forums in the UK and international businesses give our employees the opportunity to raise concerns and make decisions in the workplace.

The Green Travel Guide

During 2006, we published our Green Travel Guide to assist us in minimising the environmental impacts that arise from the transport-related decisions we make as a business. The guide offers advice on how to tackle unsustainable patterns of transport use and provides guidance to employees on how they can select transport alternatives that are both environmentally sound and safe. This includes practical details of how staff can eliminate the need to travel at all by using our tele/videoconferencing facilities, switching to public transport alternatives such as the bus and train, and contributing to improving their health by either walking or cycling to work.

Rob Lawson and Niki Simpson
CR Managers, Bradford

Niki and Rob both joined Provident in 2006. Rob’s role involves ensuring that Provident’s operations, products and services have positive social, environmental and economic impacts and Niki focuses on ensuring consistency of the CR programme throughout our international operations.

“We’re working hard to make sure corporate responsibility runs through everything we do as a business.”

Business review continued
Corporate responsibility

"Responsible lending is a key component of the way our business operates."

Introduction

Corporate responsibility (CR) is a never-ending process in that it's always possible to do better. This year we've done more to embed CR into our business processes and strengthen the policies and procedures by which we operate. We've also reviewed the CR programme in our different markets, tried to ensure a more consistent approach around the world, and sought to identify aspects of CR that need greater attention.

"We place great emphasis on recognising talent and helping people fulfil their potential."

To ensure further improvement in our CR performance, our business continues to establish challenging objectives and targets in the areas we affect. In 2006, we developed new objectives and targets for our community and environment programmes. The community objectives address our desire to tackle issues relevant to both our business and the communities in which we operate. Targets here include increasing both the level of employee involvement and increasing the range of opportunities for young people. Our environment commitments range from reducing our contribution to climate change to our indirect impacts through the supply chain.

Our customers

Responsible lending is a key component of the way our business operates. It means that we understand our customers' circumstances and offer products that are appropriate, along with a service that is flexible, convenient and personal. By providing affordable credit to our customers, we are able to contribute to financial inclusion.

In addition, we address the issue of financial inclusion through the work we carry out with the money advice sector. For example, our work with Credit Action focuses on providing financial education approved by the Personal Finance Education Group to school-age children, school leavers and young adults. Many of our international businesses are now developing their own wise borrowing and financial education initiatives.

Our employees

At the end of 2006, we employed 12,800* staff in the UK and Ireland, Central and Eastern Europe and Mexico. We recognise that our success depends on good people, trained and motivated to do their jobs well, and able to support others in doing theirs. Within the workplace, our responsibilities include:

Training and development

Training and development are vital to our business. We place great emphasis on recognising talent and helping people fulfil their potential. Opportunities for training and development range from comprehensive induction courses for new joiners to modules on team leader skills, counselling and IT.

Employee engagement

We believe it's more rewarding for our employees – and better for Provident – if there's good communication throughout the business and if employees can be personally engaged in what's going on. All our operating companies now have employee forums to encourage employees to express their views. In 2006, the UK home credit and international businesses began conducting employee engagement surveys and intend to repeat the process at least every year. Employee newsletters and intranet sites also keep our people informed and involved.

Health and safety

We give high priority to the health, safety and welfare of our employees. Our group policy for health and safety is agreed at board level and applied to all parts of the business. Health and safety issues are considered regularly at board meetings and all new employees are given health and safety training.

During the last year, there has been a particular focus on personal safety within the group's home credit businesses. For the first time, minimum standards were set across the group, including the introduction of personal safety guidelines. This is a good base from which to continue to improve performance.

In 2006, the UK business added two new elements – a positive health policy to help employees achieve a proper work-life balance; and a strategy for spotting and reducing stress in the workplace. For greater transparency, we now report our progress on health and safety in our annual CR report.

Score in Business in the Community's CR index

86%

Score in Business in the Environment index

92%

Group community and charitable contributions

£2.0m

* Includes 4,200 employed agents in Hungary

1 

2 

3 

1 As part of the Green Travel Guide, our fleet now contains the environmentally friendlier Toyota Prius.

2 Like Carolyn, a growing number of employees now cycle to work.

3 We continually work to minimise our contribution to climate change.

4 We believe that a diverse workforce is good for business.

4 

Diversity

We believe that a diverse workforce is good for the business and try to ensure that our employee profile reflects the make-up of the local community. We continue to work with Race for Opportunity and the Employers' Forum on Disability to ensure that we follow best practice in managing diversity issues. We're also involved in the Fair Cities employment initiative that seeks to provide training and employment opportunities for groups currently under-represented in the workplace. Under this initiative we have so far created temporary employment placements for 25 people.

> "Since 2001, the UK business has reduced its energy consumption by 40% and its waste by 30%."

Our suppliers

Over the last few years, the group has been developing its systems to integrate environmental issues into the management of the supply chain. We made good progress in 2006 by expanding the remit of the environmental supply chain working group to include wider social and ethical issues. The new responsible supply chain management group has identified the social and environmental issues that are material to our suppliers and consulted with the business on proposed measures such as periodic auditing and the incorporation of CR criteria into tenders and purchasing guidelines. We will continue to formalise this approach during 2007.

The environment

We aim to make as little impact on the environment as possible and are now in the sixth year of a systematic programme to improve our environmental practices and performance.

We align our environmental management system with ISO14001 and continue to talk to our managers across the globe to ensure consistency and generate continual improvement. The key areas of focus for our environmental programme continue to be our commitment to minimise our contribution to climate change, waste generation and use of natural resources.

Throughout the year, we've been working hard to make our data collection more consistent and precise but still have some way to go, especially with our new businesses. All of our international businesses were externally audited in 2006 and this has given us a good basis from which to work.

Since 2001, the UK business has reduced its energy consumption by 40% and its waste by 30%. Since making these initial gains, it's been difficult to maintain such significant decreases. However, we're confident of further gains through implementing a series of fundamental changes. These include the project to replace agents' paper records with hand-held devices, the introduction of fax-to-desktop technology, and a programme to introduce systems to charge departments by their use of printers and copiers so as to encourage lower usage. Within our UK offices, we're committed to purchasing 100% green tariff electricity and will continue to monitor the options available in our overseas markets.

Awards and recognitions

Provident Financial is included in the main sustainability indices. For the fourth year running we've retained our position in the FTSE4Good index of the UK's most responsible companies. For the last two years, we've been selected as a member of the Dow Jones Sustainability Indices which track the leading sustainability-driven companies. Investors are increasingly concerned with the management of social, environmental and ethical risks and our inclusion in these indices demonstrates we have good policies and systems in place.

We've done well again in Business in the Community's CR index. We were joint 69th in the ranking in 2004 and moved up to joint 64th place in 2005 with a score of 86% – up five percentage points on last time. On the basis of our CR performance, we were included for the second year running in The Sunday Times 'Top 100 Companies that Count'. Our score in the Business in the Environment index was up 2% at 92%.

In June 2006, Provident Insurance was awarded a 'major commendation' at the Business Committed to the Environment awards in recognition of its motor claims environmental supply chain programme. The award recognises the business's achievement in working with suppliers such as bodyshops and salvage agents to reduce their impact on the environment.

Our businesses in other countries are also gaining recognition for their CR practices and performance. In Mexico, for example, we work with the Centre for Corporate Philanthropy (CEMEFI) which has recognised us as a 'responsible company'.

In the Czech Republic, the business has been recognised by the Fórum Dárc (donors forum) as a 'TOP Firemní Filantrop' (top corporate philanthropist) for the second year in a row.

"It's important for us to obtain feedback from those interested in and affected by our business."

Working with others to improve our CR performance

It's important for us to obtain feedback from those interested in and affected by our business. For the past few years, we've received invaluable feedback on our CR reporting at annual round-table events managed by an external specialist organisation.

We are active members of a number of CR-orientated organisations. In the UK we are national members of Business in the Community and regional members of Bradford Cares and Calderdale Cares, as well as various diversity organisations. We are also members of the London Benchmarking Group and the Percent Club.

Internationally, we are members of CSR Europe, Forum Odpowiedzialnego Biznesu (the Polish responsible business forum) and Centrum Wolontariatu (the Polish centre for volunteering). In Hungary, we work with the Foundation for Corporate Social Responsibility, the British Chamber of Commerce Special Interest Group for CSR, the CSR working group of the Hungarian Business Leaders Forum, and the American Chamber of Commerce environmental working group.

In the Czech Republic, we have been a patron of the British Chamber of Commerce since 2001, and since 2004 have worked closely with the Chamber and with other members to introduce corporate responsibility into Czech firms.



5



6

5 Gathering feedback on our CR reporting and CR programme helps to shape the programme in the future.

6 Jon Spence, co-ordinator for Provident Insurance's Well Being at Work programme, supports employees in maintaining a healthy lifestyle, such as help in giving up smoking and losing weight.

Corporate responsibility

1


2


3


4


5


1 African drumming at a Spark session in Birmingham.

2 Our community programme works to give children confidence through engaging, creative activity.

3 A pupil from Leeds performs on stage at the Quarry Theatre in the West Yorkshire Playhouse.

4 Children show off their creations at showcase events for Spark.

5 A pupil in Bradford takes part in street dance workshops for the first time.

Investing in the community

The purpose of our community investment programme is to benefit the communities in which our customers, agents and employees live and work. With many of our customers on modest incomes, these communities are often less privileged than some. Under the heading of 'new opportunities for young people', we try to make our programmes relevant to local needs. We also seek maximum value for our contribution by managing our projects well and carefully measuring what we put in and what we get out.

In an industry that can sometimes be misunderstood, our community programme helps highlight the positive aspects of our business. It also improves the overall quality of life, both for those we help directly and for others in the same community – which, again, can only be good for our business.

Not least, our community programme gives our employees a chance to make a difference, while gaining valuable experience and developing their skills in the process.

UK community projects

Our main project in the UK is *Spark*, an arts education programme carried out in partnership with the West Yorkshire Playhouse, in Leeds. The aim is to link theatres with schools in their local communities and encourage children in inner-city areas to enjoy the arts, broaden their horizons and discover their own creativity.

Along with the Playhouse, we're linking up with seven other theatres in Dublin, Edinburgh, Dundee, Bolton, Birmingham, Newport and Battersea. Each works with a minimum of six local schools to offer children aged seven to eleven a stimulating, five-week programme of arts-based activities.

Sessions are run by freelance artists and cover an amazing range of activities from street dance, rap writing and puppet making to story telling, ceramics and sculpture.

Having started in 2006, the programme will run for three years and provide over 1,000 workshops to 6,000 children every year. The longer-term aim is that theatres and schools should form partnerships that outlast the project itself. Provident's contribution covers not just funding at £250,000 a year, but *Spark*-branded items such as T-shirts and time devoted by staff.

A further programme is Provident Action for Creative Kids that provides short breaks at youth hostels for children from disadvantaged areas. This came to an end in England and Wales in 2006 but continues in Scotland and Ireland, with extra funding this year for the Irish part of the programme.

For the past five years we have also supported the Prince's Trust's business start-up programme which provides loans to disadvantaged young people who want to start their own businesses. As well as contributing financially, we provided a panel of managers to assess some of the applications and then offered mentors from our workforce to support successful candidates. Over the last five years we've provided a start for over 80 entrepreneurs, from web designers and plasterers to a David Blaine-style street magician.

Our different businesses in the UK all have their own community programmes with a strong emphasis on getting employees involved in local projects.

International community projects
Community projects in the international businesses share the theme of education and social inclusion. Though naturally they vary according to local needs, they consistently seek to offer new opportunities to young people. As in the UK, the emphasis is on partnerships and encouraging staff and agents to be personally involved.

In partnership with the Volunteer Centre Association in Poland, Provident Polska runs a programme called *Yes! I can help!* Under the scheme, employees and agents apply for funds for their own volunteering initiatives – typically helping orphanages or schools in rural areas. The aim is to capitalise on employees' desire to help, but to do so in a systematic way. In 2006, 24 such projects received funding from the business. Thanks to the programme, Provident is now considered a leader in corporate volunteering in Poland.

Mindful that most of its agents are women, Provident has also sponsored a series of personal safety courses for women in Poland's second city, Lodz.

The Czech business has a strong tradition of donating to good causes, backed by the enthusiastic involvement of its employees and agents in terms of fund-raising and volunteer work. Its *Company with a Heart* programme helps non-profit organisations to raise their professional standards of work with socially or physically disadvantaged groups. This year, in partnership with the civic association, Tereza, and the Czech Fundraising Centre, Provident organised two seminars to help non-profit organisations to operate more professionally and effectively.

"Our businesses in other countries are also gaining recognition for their CR practices and performance."

For the fourth year running, the business in Slovakia supported the international indoor football tournament for hearing-impaired children, this year drawing teams from ten countries. It also continued its life-skills training for children about to leave foster homes to help ease their way into the adult world.

The Hungarian business is a major supporter of the Association of Large Families. This year it sponsored its two main events – a family day road show that visited six regions and attracted 25,000 participants; and the Association's Christmas and New Year celebrations. Separately, it sponsors a project to decorate the walls of children's hospitals with friendly, colourful cartoon figures.

The community programme in Mexico focuses on education. This year it included donations of materials to refurbish two schools and support for an information and training day on running household budgets for women who manage their household's budget.

6


7


8


6 The business in Slovakia supports the international indoor football tournament for hearing-impaired children.

7 The Hungarian business is a major supporter of the Association of Large Families and this year sponsored a number of family days.

8 Staff volunteer in the Częstochowa region of Poland as part of the *Yes! I can help!* initiative.

Support for money advice and financial education

Why support money advice?
Provident has long-standing relationships with the free money advice sector. We believe that individuals with financial difficulties should have access to free, independent, quality-assured advice. Also, if things are going wrong, money advisors will be the first to find out and they provide an important source of feedback for creditors. Historically, there have been very few problems concerning home credit. Nonetheless, our staff attend regional forums attended by creditors and consumer representatives. We also attend and provide financial support for money advice sector annual national conferences.

In many cases, a home credit customer's short-term financial difficulties can be resolved between the customer and their agent. The agent is well-placed to understand how a household's financial circumstances can suddenly change. Should this happen, they can agree to reduce a customer's weekly payment at no extra cost. Customers appreciate this flexibility and tolerance. This is reflected in our very high customer satisfaction ratings.

However, we accept that on some occasions customers may have more significant or multiple debt problems. These individuals need quality, third-party advice.

Money advice organisations supported by Provident Financial
The majority of our financial support to the money advice sector is directed to those organisations that will deliver advice as part of the government's joined up network of advice agencies which consumers will first access via a single national telephone number. The organisations we support are listed below:

- Citizens Advice – Our support enables them to train and develop money advisors and debt counsellors.
- Advice UK – The UK's largest network of free, independent advice centres. Our funding supports the training and development of front line advisors.
- National Debtline – We have supported this Birmingham-based organisation for some time. As a provider with a wealth of experience in providing telephone advice, National Debtline is a key component of the government's plan to provide a single telephone 'gateway' for all money advice enquiries in the UK.
- Consumer Credit Counselling Service – The UK's leading provider of debt management programmes. We make 'fair share' contributions (around 12% of any payment we receive from a customer who has entered into an agreed debt repayment plan).
- Money Advice Scotland – The largest association of individual money advisors in Scotland. Our support helps to fund the ongoing professional training and assessment of advisors.

As well as these recognised national agencies, we support the following more specialised providers, namely:

- Credit Action – This is a national money education charity which produces a range of resources to assist individuals to manage their finances. It also works with a wide range of partners to develop financial education projects tailored to the needs of specific groups.
- Debt Cred – This organisation focuses on financial literacy by providing personal financial education, principally for school-age children, school leavers and young adults. Our support enables Personal Finance Education Group approved advisors to travel to schools and deliver bespoke financial literacy sessions intended to equip young people with basic money management skills in preparation for university or work.
- Christians Against Poverty – A charity with headquarters in Bradford which we have supported since its inception around ten years ago. It has now expanded significantly and offers its debt counselling and financial education services from centres in 41 locations across England.

For more information you can view our Corporate Responsibility Report at www.providentfinancial.com.

Principal risks

Risk management

Risk management is the process of identifying the key business risks that the group faces, establishing appropriate and cost effective controls that mitigate the financial impact of such risks where possible, and ensuring that an appropriate monitoring and reporting structure is in place.

A risk advisory committee has been established to consider the nature and extent of the risks facing the group, keep them under review, monitor the controls in place to mitigate the risks and notify the board of changes in the status of risks.

Our risks

The group is exposed to a wide range of risks. These can be categorised as financial, tax, reputational, regulatory, strategic or operational risks and are inherent in many of our businesses. Since each of these businesses is managed separately and there is little or no integration of systems, management or customers, risk management is carried out by the local management of each business. This is reviewed on a regular basis by senior group management and is overseen by the risk advisory committee.

The group's independent internal auditors, Ernst & Young, review the risk process each year as part of their internal audit work programme and use the risk information provided to focus their audit work on the key risk areas.

Financial risk

The group's main financial risks and policies are discussed in detail in our financial review on pages 44 to 45. The main risks are interest rate risk, currency risk, credit risk and liquidity risk.

Financial risks are mitigated by the group having in place a formal reporting structure for agreeing strategy, risk assessment, planning, budgets and reporting operating results with clearly defined areas of responsibility where necessary. Group-wide corporate policies are also in place covering a number of areas such as accounting policies, treasury management and taxation amongst others. Each business reports monthly to the board and is also required to produce a budget and a budget update each year for review and approval by the board.

A number of specialist committees such as the audit committee and the treasury committee review and control specific aspects of the group's financial risks. Of particular importance is the management of credit risk across the group. Each business therefore has a formal credit committee which reviews credit performance and suggests amendments to policies and procedures where applicable. Although the risk of unexpected credit losses is low, given the short-term, low value diversified nature of our loan portfolio, as a responsible lender, it is in the best interests of both the group and its customers to maintain control of bad debt levels.

Tax risk

The group is subject to the effect of future changes in tax legislation and practice in any tax jurisdiction affecting any business within the group and such changes could materially and adversely affect the group's ability to achieve its business objectives.

Tax legislation in the Central and Eastern European jurisdictions in which the group operates has been subject to a significant change due partly to EU accession. Coupled with this, a home credit business has a number of unusual features which make it unclear as to how tax authorities will tax certain aspects of the operations. Certainty of tax treatment can only be obtained once the operation has been subject to a tax audit and these take place irregularly, typically once every five to six years. These features lead to a general level of tax uncertainty overseas.

Tax risks in the group are mitigated in a number of ways. The group employs an in-house tax team which is responsible for managing the group's tax affairs. Also, advice from external professional advisors is sought for all material transactions and, if possible, tax treatments are agreed in advance with the relevant authorities.

Reputational risk

In a financial services business such as ours, operating in a competitive marketplace, where integrity, customer trust and confidence are important, reputational risk is a significant risk. This risk could arise as a result of adverse publicity in connection with, for example, the perception of high headline credit charges in our home credit and credit card products. Such adverse publicity could derive from the activities of legislators, pressure groups and the press in spite of high levels of satisfaction amongst our customers. Such unfavourable publicity could in turn lead to increased pressure for changes to regulation of the consumer credit industry in the relevant market.

The board mitigates this risk in a number of ways. At both group and an individual business level there are established procedures for dealing with issues that might damage the company's reputation. Also, an active communication programme to foster a better understanding of the group's products is co-ordinated at group level and is targeted at relevant individuals and organisations. Continued investment in our community affairs programme helps to foster good relations with customers and the areas in which they live. Further information on this scheme can be found in the Corporate Responsibility report on pages 29 to 36.

Principal risks

Regulatory risk

The group's operations are subject to various forms of regulation in the jurisdictions in which it conducts its business. Regulatory authorities have broad jurisdiction over many aspects of the group's business, including capital adequacy requirements, product construction, marketing and selling practices, advertising and terms of business.

These regulations may change and, although the group monitors developments and works actively with relevant people and organisations to ensure its businesses are better understood, it cannot predict with certainty future initiatives or changes.

As with other financial services institutions, modifications to existing regulation affecting the industry and markets in which the group operates may materially and adversely affect the group's operations and development if the group could not effectively respond to such changes.

Potential legal and regulatory changes in relation to the home credit business could include:

- the introduction of further, or changes to existing, interest rate restrictions;
- changes to the laws or regulations on, or prohibition of, home-collected lending;
- more restrictive product regulation;
- more stringent consumer credit legislation;
- employment and health and safety legislation; or
- broader grounds for challenges to the commercial practices or product terms and conditions by customers.

The group's motor insurance and credit card businesses are subject to regulation by the Financial Services Authority (FSA), and the group itself, excluding the motor insurance business, is also subject to consolidated supervision by the FSA as Provident Financial is the parent company of Vanquis Bank.

All financial services companies regulated by the FSA face the risk that the FSA could find that they have failed to comply with applicable rules and guidance or have not undertaken corrective action as required. To mitigate this risk, the group ensures that its FSA regulated businesses dedicate sufficient resources to their compliance programmes, seek to be proactive in dealing with the FSA in an open and co-operative way and endeavour to respond to regulatory enquiries in an appropriate manner.

Both Vanquis Bank and the group are required by the FSA to maintain certain levels of capital to risk weighted assets. Failure to do so could cause Vanquis Bank's banking licence to be revoked, or a requirement for the group to increase levels of regulatory capital. To mitigate this risk, it is group policy to maintain a healthy margin over the regulatory capital requirements set by the FSA and review regulatory capital requirements as an integral part of the budgeting and forecasting process. Levels of regulatory capital are reported in the monthly group results and are monitored by the group's treasury committee.

In the UK, the Department of Trade and Industry is currently in the process of implementing the Consumer Credit Act 2006, which will bring about key changes to the UK regulatory framework for consumer credit. Also, a proposal for a Directive on Consumer Credit by the European Commission is currently awaiting political agreement in the Council of Ministers, following which it will need to be approved by the European Parliament. Since the Directive is still in draft form, it is not possible to be certain of its impact on the group's business until a final form of the Directive and details of implementing legislation have been published.

Strategic risk

Competition

There is the risk of an increasing level of competition from existing or new competitors in the small sum credit markets in which the group operates. An increase in competition will place greater pressure upon the group to retain its existing customers, attract new customers and to recruit and retain high calibre staff and agents.

To ensure the group remains competitive, key market drivers, such as use of other credit products in our target market, are regularly reviewed through market research and other data sources and competition monitoring is carried out via market research, operational management and other data sources. The group uses this information to develop products to meet the changing credit needs of both existing and potential new customers, review the success of the different customer acquisition methods and products, and provide more targeted communications to existing customers.

Business development

To achieve and sustain growth, the group needs to offer products that meet the needs of its target markets and develop new geographical markets in addition to its current markets. The group will also need to introduce new products in order to retain existing customers whose needs have evolved and to attract new customers for whom the existing product offering or methods of acquisition are unattractive. This expansion into new areas carries risk, especially when entering into a new geographic market, notwithstanding any research or pilot undertaken in that market before committing to any expansion of the business.

To mitigate the risk of entering a new geographic area, the group utilises a country selection model. The country selection process is driven through a series of screening tests. These tests are conducted initially by UK-based desk research, but then followed up through more detailed in-country research where a country looks an attractive proposition. These tests are designed to identify those countries that have the potential to develop into a profitable market for home credit and will cover the following areas:

- population and potential market size;
- legislation;
- safety and corruption;
- economic situation;
- political situation;
- funding; and
- ability to repay.

Finally, if these tests are passed, a pilot operation will be opened and, only if successful, will full roll-out occur.

The group's credit card business, Vanquis Bank, is at an early stage of its development. There is a risk that, particularly given increasing personal debt levels in the UK, the business does not become economically viable. To mitigate this risk, the performance of the business is closely monitored by the board and underwriting criteria and pricing are regularly reviewed and amended where required.

The motor insurance business seeks to limit its exposure to insurance losses through a number of loss limitation methods including internal risk management processes and through reinsurance protection. The effectiveness of these methods cannot be guaranteed, which could result in claims that substantially exceed the group's expectations. Actual claims may vary significantly from estimates and could have a material adverse effect on the group's business. The group has in place formal underwriting and claims estimating processes and follows the insurance industry practice of reinsuring a portion of the underwriting risks it writes to mitigate this risk. In addition, an independent actuary reviews the adequacy of its claims reserves annually.

Operational risk

Recruiting and retaining highly-skilled management and employees

The group is dependent on existing key executives and its senior to middle management in order to sustain, develop and grow its business and there can be no assurances that these employees will remain with the group.

It is expected that the group will continue to grow and will expand into new products and markets. Expansion can place significant strain on existing management, employees, systems and resources, and, as the group continues to grow, it will need to recruit and retain additional suitable personnel, as well as retaining key existing staff, in order to develop its operations further.

To mitigate this risk the group maintains effective recruitment, retention and succession planning strategies, monitors remuneration and incentive structures to ensure they are appropriate and competitive, and ensures there are training and development opportunities and effective staff communication throughout its business.

Service disruption

As with other retail financial services groups, the group's business depends on its ability to process a large number of transactions efficiently and accurately. The group's ability to continue to operate depends, in part, on the uninterrupted and efficient operation of its information and communications systems, including its information technology and other systems which protect business continuity.

Such dependency on technology exposes the group to risk in the event of any form of damage, interruption or failure. The group has detailed disaster recovery procedures and policies in place which are designed to allow the group to continue trading in the event of such an occurrence. These policies and procedures are tested on a regular basis.

Political and economic instability in operating markets

The group currently operates in several countries, including emerging economies, and is planning further international expansion into new markets. Each country of operation will be exposed to its own specific risks such as currency fluctuations, exchange control restrictions, evolving regulatory environment, inflation, economic recession, tax regime changes, local market disruption and labour unrest. These risks are exacerbated because they arise more frequently in emerging economies. The prevailing political, economic and social conditions in a territory significantly affect the general demand for loans and other credit services in that territory and the creditworthiness of customers. Adverse political, economic, regulatory or social developments in such territories could have a material effect on the development of the group. These risks are mitigated by the new country entry model, as discussed in the business development risk section, together with a continual ongoing operational and financial review of each country's current and likely future performance.

Health and safety

The health and safety of all our employees and agents is a key concern for the group. In addition, adverse publicity in the event of personal injury to staff or agents could affect the group's ability to retain and recruit staff (either generally or in particular areas) and may damage the reputation, brands and profitability of the group. It may also lead to a change in regulations relating to health and safety which may require the group to review its business model. The group invests a considerable amount of time ensuring staff and agents are safety conscious, including incorporating agent safety into the agent induction programme, providing information on personal safety and holding staff and agent 'safety weeks'.



"The group has an excellent record of capital generation which has allowed us to reinvest in developing new countries and expanding businesses whilst maintaining a progressive dividend policy."

Financial review

Accounting policies

Provident Financial's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The group's IFRS accounting policies are chosen by the directors to ensure that the financial statements present a true and fair view. All of the group's accounting policies are compliant with the requirements of IFRS, interpretations issued by the International Financial Reporting Interpretations Committee and UK company law. The continued appropriateness of the accounting policies, and the methods of applying those policies in practice, is reviewed at least annually. The principal accounting policies, which are consistent with the prior year, other than in respect of the adoption of IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions', are set out on pages 74 to 79.

Central costs

Central costs have reduced by £2.3 million to £6.0 million (2005 £8.3 million) in the year, mainly as a result of lower pension and share-based payment charges. Central interest receivable has reduced by £6.7 million to £2.4 million (2005 £9.1 million) following increased group interest charges as a result of the special pension contributions made in 2005 and 2006.

Demerger costs

In the year ended 31 December 2006, we have incurred £11.1 million of costs in preparing for the potential demerger of our international business. The costs comprise legal, accounting, advisory and other one-off separation costs. These costs have been fully charged to the consolidated income statement.

Taxation

The effective tax rate for the year before demerger costs was 29.5% (2005 29.3% before Yes Car Credit closure costs). The tax credit in respect of demerger costs was £1.1 million. This is lower than 30% of the total demerger costs due to a high proportion of costs not being tax deductible.

Earnings per share

Earnings per share before exceptional costs, increased by 5.0% to 52.92p (2005 50.41p). Earnings per share after exceptional costs has increased from nil in 2005 to 49.00p in 2006. Earnings per share in 2005 was significantly impacted by the exceptional Yes Car Credit closure costs of £141.0 million.

Dividends

The full year dividend per share has been increased by 3.0% to 36.50p reflecting the group's continued strong cash and capital generation. This represents a dividend yield of 5.2% (2005 6.5%) based on our year end share price and a pre-exceptional dividend cover of 1.45 times (2005 1.42 times). Including exceptional costs, dividend cover was 1.34 times (2005 nil).

Value added and value distributed

The value created by our business contributes to the economic well-being of many of our stakeholders. The salaries paid to our 8,600 employees and the commission paid to the 40,000* agents help to support many individuals and their families. In addition we are able to contribute towards the funding of public services and to help our suppliers to sustain businesses and jobs through our payment of taxes to governments and payments to our suppliers in exchange for receipt of goods and services. We are able to measure this creation and distribution of wealth through a value added statement which is set out below:

* Includes 4,200 agents in Hungary who are employed by the group. All other agents are self-employed.

	2006 £m	2005 £m
Value added:		
Revenue less impairment	857	970
Payments to policyholders, brokers and suppliers of goods and services	(320)	(555)
Value added	537	415
Value distributed:		
Employees	158	180
Agents	152	151
Shareholders[1]	91	89
Community contributions and donations	2	2
Government taxes[2]	100	82
Profits/(losses) retained by the business[3]	34	(89)
Value distributed	537	415

Notes
[1]Represents dividends paid in the year
[2]Comprises both corporation tax and indirect taxes
[3]Retained profits are calculated as profit after taxation less dividends paid

The value we add to goods and services can be measured as the difference between the income we receive from our customers and the payments we make to our suppliers. This value is then distributed to our various stakeholders as shown above with an element being retained in the business to be invested for future growth. In 2006, 58% of the value created was distributed to our employees and agents.

Cash flows and capital generation

The group is highly cash-generative with the UK home credit, international and motor insurance businesses all generating surplus capital which is used to pay dividends to our shareholders and to fund our start-up businesses and development costs.

The nature of the cash flows arising from our consumer credit and motor insurance businesses are substantially different. In our consumer credit businesses, advances are made to customers which are collected in future periods and which therefore require funding. In the motor insurance business, premiums are received in advance and are held on deposit until claims are paid at a later date.

Group dividend per share
(p)


30.90
33.00
34.40
35.43
36.50
2002
2003
2004
2005
2006

Pre-exceptional earnings per share*
(p)


57.00
50.41
52.92
2004
2005
2006

Basic earnings per share*
(p)


57.00
Nil
49.00
2004
2005
2006

* Comparatives for 2003 and earlier years are not presented as these were reported on a UK GAAP basis.

Value distributed during 2006


Employees 30%
Agents 28%
Shareholders 17%
Taxation 19%
Retained 6%

Group net assets*
(£million)


415
317
354
2004
2005
2006

* Comparatives for 2003 and earlier years are not presented as these were reported on a UK GAAP basis.

As the motor insurance business is separately regulated, its cash and investments are ring-fenced and are not available to service borrowings or to pay dividends to our shareholders.

The group has a successful record of reinvesting cash in new and expanding businesses whilst still increasing its annual dividend. The table below shows the capital generated and available to pay dividends after retaining the extra capital needed to support receivables growth in the business.

	2006 £m	2005 £m
UK home credit	94.5	85.0
Vanquis Bank	(28.3)	(18.2)
Yes Car Credit	(6.4)	(36.4)
International	11.7	29.0
Central	(4.7)	1.8
Consumer Credit	66.8	61.2
Motor insurance	29.4	26.2
Net surplus capital before dividends	96.2	87.4
Dividends paid	(91.4)	(88.6)
Group surplus capital generated/(used)	4.8	(1.2)

The capital generated from the consumer credit businesses represents operating cash flows less net capital expenditure and tax paid and after retaining capital in the businesses to support approximately 20% of the growth in customer receivables. It is stated prior to the special contributions made to the group's pension schemes (which in 2006 amounted to £102 million and in 2005 amounted to £44 million) and demerger costs of £11.1 million in 2006. Within the motor insurance business the surplus capital generated effectively represents the profits generated by the business over and above that required to be held within the business for regulatory purposes.

UK home credit generated £94.5 million of capital in 2006 compared to £85.0 million in 2005. The business continues to be highly capital generative. The international business was again able to generate sufficient capital to fund its own growth, including investment in new countries and new products, and contributed surplus capital of £11.7 million in 2006 (2005 £29.0 million). The motor insurance business generated surplus capital of £29.4 million (2005 £26.2 million).

Vanquis Bank, which is expanding its customer base and therefore increasing its receivables, absorbed £28.3 million (2005 £18.2 million) of capital during 2006 and central costs absorbed £4.7 million (2005 generated £1.8 million) of capital.

Yes Car Credit absorbed capital of £6.4 million (2005 £36.4 million) during 2006 as it continued the collect-out of receivables and settled its residual trading balances.

The total surplus capital generated by the group's operations was £96.2 million (2005 £87.4 million), prior to a total dividend payment of £91.4 million (2005 £88.6 million). Dividends were therefore satisfactorily covered by capital generated.

Capital structure

The capital structure of the group at the end of 2006 is shown below:

	2006 £m	2005 £m
Consumer credit receivables	1,233	1,274
Net borrowings	1,021	983
Consumer credit capital	270	239
Goodwill	3	3
Motor insurance capital	81	75
Group net assets	354	317
Consumer credit capital as a % of consumer credit receivables	21.9%	18.8%
Group gearing ratio	2.9x	3.1x

Consumer credit receivables have reduced by £41 million to £1,233 million during the year. The reduction reflects a £127 million reduction in Yes Car Credit receivables offset by growth in the loan books of UK home credit and Vanquis Bank. Net borrowings have increased by £38 million compared to 2005 mainly due to the special contributions of £102 million paid into the pension schemes in January 2006 partly offset by the impact of reduced receivables and the profit retained in the year.

Group net assets increased from £317 million to £354 million, representing the profit retained in the business in the current year after payment of dividends. Our net assets comprise £270 million of equity capital for our consumer credit businesses (including Yes Car Credit) and £81 million of capital in motor insurance.

The group's policy has been to fund about 20% of our consumer credit receivables with equity. Consumer credit capital as a percentage of customer receivables at the end of 2006 was 21.9% which is slightly above this target.

Balance sheet gearing for the group reduced from 3.1 times to 2.9 times, as the impact of group retained profits and lower receivables more than offset the extra borrowings required to fund the special contributions into the group's pension schemes.

Pensions

The group operates defined benefit pension arrangements and stakeholder pension plans for its employees. All new employees joining the group after 1 January 2003 are now invited to join a stakeholder pension plan into which the company contributes 8% of members' pensionable earnings, provided the employee contributes a minimum of 6%.

In the second half of 2005 we undertook an extensive review of the defined benefit arrangements which resulted in two key actions. First, we introduced new, more sustainable pension arrangements to provide greater certainty in respect of the costs of providing pensions to our employees and to reduce the exposure of the schemes' liabilities to changes in wage inflation and longevity. Secondly, we made two special contributions into the scheme, £31 million in December 2005 and £102 million in January 2006. These contributions were designed to ensure the pension schemes were fully funded based on the June 2005 deficit position and were in addition to the £13 million contribution made in the first half of 2005.

An analysis of our IAS 19 pension asset/(liability) as at 31 December 2006 is set out below:

	2006 £m	2005 £m
Market value of scheme assets	468	331
Value of scheme liabilities	(459)	(437)
IAS 19 pension asset/(liability)	9	(106)

The significant increase in scheme assets in 2006 principally reflects the impact of the second special contribution of £102 million which was made in January 2006.

The pension credit for the year, calculated on an IAS 19 basis, was £5.5 million (2005 £10.1 million charge). The reduction in the charge reflects (i) the elimination of the pension deficit which has led to an approximate £9.0 million reduction in pension charges. This benefit is, however, matched by additional interest payable on the borrowings required to fund the special contributions; and (ii) changes to the pension scheme rules during the year which allow members of the pension schemes to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a further one-off £6.6 million credit in respect of pensions.

Borrowings

Group borrowings were £1,021 million at the end of 2006 compared with £983 million at the end of 2005. An analysis of borrowings by source is as follows:

	2006 £m	2005 £m
Private placement loan notes	198†	219
Subordinated loan notes	100	100
Sterling bilateral bank borrowings	422	361
Non-sterling bilateral bank borrowings	252	223
Syndicated bank borrowings	42	72
Overdrafts and uncommitted loans	7	8
	1,021	983

†The majority of the private placement loan notes are denominated in US dollars. The change in the year relates to a translation difference. The underlying principal value remains unchanged at $305 million (2005 $305 million).

The group borrows mainly to provide loans to customers.

The normal pattern of lending in our home credit businesses means that our peak funding requirements arise in December each year. The group's main sources of funding are private placement loan notes, publicly traded subordinated loan notes and committed revolving loan facilities provided by banks principally based in the countries in which we operate.

In 2005, as part of the issue of the subordinated loan notes, the group obtained an external credit rating for the first time. Fitch Ratings rated the group's senior long-term debt at BBB+. In March 2006, this rating was placed on Ratings Watch Negative.

The movement in borrowings during the year can be analysed as follows:

	2006 £m
Opening borrowings	(983)
Profit before tax*	180
Reduction in customer receivables	41
Tax payments	(25)
Dividends	(91)
Net capital expenditure	(35)
Special pension contributions	(102)
Other**	(6)
Closing borrowings	(1,021)

*After demerger costs of £11 million

**Other comprises other working capital movements, proceeds from share issues and exchange gains/losses

At the end of 2006, we had available borrowing facilities of £1.6 billion (2005 £1.6 billion), almost all of which were committed facilities. This compares with gross borrowings of £1.0 billion. The chart on page 44 shows the level of committed borrowing facilities available to the group during the next four years.

Interest costs in 2006 were £69.8 million (2005 £61.9 million). The increase compared with prior year reflects the interest payable on the additional borrowings used to fund the pension deficit. The average rate of interest paid on sterling borrowings, including hedging costs, was 6.47% in 2006 compared with 6.65% in 2005. Interest payable is covered 3.7 times by profit before interest, tax and exceptional demerger costs (2005 3.9 times by profit before interest, tax and exceptional Yes Car Credit closure costs).

The group has continued to comply with all of its borrowing covenants.


Gearing*
(times)
2.1
3.1
2.9
2004
2005
2006


Group net receivables*
(£million)
1,200
1,274
1,233
2004
2005
2006


Pension asset/liability*
(£million)
9
130
106
Asset
Liability
2004
2005
2006

* Comparatives for 2003 and earlier years are not presented as these were reported on a UK GAAP basis.

Sterling exchange rates used in 2005 and 2006

	Polish zloty	Czech crown	Hungarian forint	Slovak crown	euro	Mexican peso	Romanian leu
Average exchange rate during 2006	5.71	41.51	386.85	54.50	1.47	20.09	5.16
Exchange rate as at 31 December 2006	5.68	40.78	372.57	51.08	1.48	21.14	5.01
Average exchange rate during 2005	5.89	43.53	362.37	56.40	1.46	19.83	n/a
Exchange rate as at 31 December 2005	5.58	42.18	366.68	54.95	1.45	18.29	n/a

Sources of group borrowing facilities
As at 31 December 2006



- Private placement loan notes 12%
- Subordinated loan notes 6%
- Sterling bilateral bank facilities 49%
- Non-sterling bilateral bank facilities 24%
- Non-sterling syndicated bank facilities 8%
- Overdraft and uncommitted loans 1%

Committed borrowing facilities
As at 31 December 2006
(£million)



1,571
1,339
973
877
335
2006
2007
2008
2009
2010

Investments

The motor insurance business receives premiums in advance and invests a proportion of these to cover future claims costs. Total investments held by the motor insurance business amounted to £355 million at the year end (2005 £376 million). The income earned on these investments reduced from £21.6 million to £18.1 million, reflecting the lower average value of the investment fund and a reduction in the average yield earned on those investments from 5.0% in 2005 to 4.9% in 2006.

In addition to the investments held by the motor insurance business, the group also holds £22 million (2005 £20 million) of short-term deposits within the international business.

Treasury policy and financial risk management

The group is subject to a variety of financial risks including foreign currency exchange risk, interest rate risk, credit risk and liquidity risk. The treasury policies of the group, which are approved annually by the board, are designed to reduce the group's exposure to these risks through securing appropriate funding, selecting appropriate investments and ensuring effective hedging is in place.

Our treasury policies ensure that the group's borrowings and investments are with high quality counterparties; are limited to specific instruments; the exposure to any one counterparty or type of instrument is controlled; and the group's exposure to interest rate and exchange rate movements is maintained within set limits. The treasury function enters into derivative transactions, principally interest rate swaps, currency swaps and forward currency contracts. The purpose of these transactions is to manage the interest rate and currency risks arising from the group's underlying business operations. No transactions of a speculative nature are undertaken and written options may only be used when matched by purchased options.

The group's central treasury function manages the day-to-day treasury operations and application of the treasury policies for all of our businesses. The board delegates certain responsibilities to the treasury committee. The treasury committee, which is chaired by the Finance Director, is empowered to take decisions within that delegated authority. Treasury activities and compliance with the treasury policies are reported to the board on a regular basis and are subject to periodic independent reviews and audits, both internal and external.

Interest rate risk

The group seeks to limit the net exposure to changes in interest rates in each operational currency. This is achieved through a combination of (i) natural hedging, which allows the increased cost of borrowing resulting from higher interest rates to be offset by increased income in that currency and vice versa, (ii) issuing fixed rate debt and (iii) by the use of derivative instruments such as interest rate swaps.

Currency risk

As the group continues its international expansion, the exposure to movements in exchange rates increases. Our policy is to minimise the value of net assets denominated in foreign currencies by funding overseas receivables by borrowings in local currency (or by sterling borrowings swapped into local currency) for the duration of the loans. As far as possible, we aim to hedge the currency risk associated with expected future cash flows which are denominated in local currency and which we expect to arise in the following 12 months. Where forward foreign exchange contracts have been entered into, they are designated as cash flow hedges on specific future transactions.

Credit risk

Receivables

We are a responsible lender and it is in both our and the customers' interest to only lend to those customers who can afford the repayments. The risk of material, unexpected credit losses from our diversified portfolio of small, short-term loans is very low.

We use credit scoring systems in our home credit and Vanquis Bank businesses which enable us to identify and therefore exclude, at the application stage, those customers who are higher risk. With existing customers our behavioural scoring system helps agents to make responsible lending decisions and prevents us from re-serving those customers that have become higher risk.

At Vanquis Bank, increases in credit limits are only agreed once a customer has established an acceptable payment performance and in home credit we will only issue our longer, larger loans to those customers who have demonstrated that they are able to manage the repayments on our standard product. In all our businesses, we regularly monitor the credit performance of our loan portfolios by monitoring the level of impairment we incur on a weekly and monthly basis. Where necessary we will amend our credit policies and procedures to ensure that the level of impairment is acceptable.

Investments

The credit risk associated with the investment funds held by the insurance business is minimised as we invest in a low-risk portfolio which ensures the security of the investment, whilst still producing a reliable flow of interest income. The motor insurance investment portfolio consists entirely of deposits with, or investments in, senior interest-bearing instruments issued by banks and building societies for periods of up to one year (in practice this is generally three months). There are strict limits which are monitored continually and approved biannually by the board, on our maximum exposure to any one counterparty based upon external credit ratings, and on the average maturity of the portfolio.

Liquidity risk

Our treasury policies are designed to ensure that we are able to continue to fund the growth of the business through our borrowing facilities. We therefore maintain committed borrowing facilities in excess of our expected borrowing requirements. Each year we normally extend the term of committed medium-term loan facilities by a year, to ensure a significant and continuing headroom above our forecast requirements. During 2006 these extensions were not pursued as part of the preparatory work for the demerger in order to mitigate costs. At 31 December 2006 our committed borrowing facilities had an average maturity of 3.0 years (2005 3.9 years). Total undrawn committed facilities at the year end totalled £557 million (2005 £601 million).

Regulatory capital

Certain subsidiaries of the group are subject to prudential regulation. The principal regulated subsidiaries in the UK are Vanquis Bank Limited and Provident Insurance plc which are regulated by the Financial Services Authority (FSA). In addition, the Provident Financial group, excluding Provident Insurance plc, is subject to consolidated supervision by the FSA, as Provident Financial plc is the parent company of Vanquis Bank.

Vanquis Bank

Vanquis Bank was issued with a banking licence in 2003. In its supervisory role, the FSA sets requirements relating to capital adequacy, liquidity management and large exposures.

The Provident Financial supervised group has requirements in respect of capital adequacy and large exposures but not in respect of liquidity. In terms of capital adequacy, both Vanquis Bank and the supervised group are required to maintain a certain ratio of capital to risk weighted assets. Risk weighted assets primarily comprise amounts receivable from customers, other financial assets, sundry debtors, fixed assets and cash balances. As at 31 December 2006, the capital adequacy ratio for Vanquis Bank was 27.7% and for the supervised group was 23.0%. These were comfortably in excess of the limits set by the FSA.

An analysis of the supervised group's capital adequacy ratio is set out as follows:

	2006 £m	2005 £m
Customer receivables	1,233	1,274
Other risk weighted assets	276	268
Total risk weighted assets	1,509	1,542
Capital reserves – Tier 1	247	228
Subordinated loan notes – Tier 2	100	100
Total capital resources	347	328
Capital adequacy ratio	23.0%	21.2%

The Financial Groups Directive became effective from 1 January 2005 and introduced additional supervision of financial conglomerates, which are those groups that straddle the insurance and banking sectors. Provident Financial meets the definition of a financial conglomerate and the group submitted its first reports under this directive on 31 March 2006 with no issues arising.

Provident Insurance

Provident Insurance is regulated by the FSA as a general insurance company independently of the rest of the group. As such it is covered by the prudential requirements for UK insurance firms. These requirements which were updated on 1 January 2005 introduce a risk-based approach to calculating the level of capital which the business must hold by requiring it to consider the specific risks it faces and how much capital should be held against each of those risks.

As at 31 December 2006, the capital held by Provident Insurance under this guidance was equal to 35% of its gross written premiums in the previous year. This is in line with the capital requirement set by the FSA as part of the Individual Capital Assessment which was agreed and implemented during 2005.

Going concern

The following statement is made in respect of the existing Provident Financial group.

The directors have reviewed the group's budgets, plans and cash flow forecasts for the year to 31 December 2007 and outline projections for the four subsequent years. Based on this review, they have a reasonable expectation that the group has adequate resources to continue to operate for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Andrew Fisher
Finance Director
7 March 2007

Our directors and board committees



John van Kuffeler
Chairman, age 58
Graduated with a degree in economics and qualified as a chartered accountant in 1973. He joined Provident Financial in 1991 as Chief Executive and was appointed Executive Chairman in 1997. He became non-executive Chairman in 2002. From 1 January 2007 he has been acting Chief Executive; this is expected to continue only until the proposed demerger. He is currently Chairman of Huveaux PLC and was formerly group Chief Executive of Brown Shipley Holdings PLC.



Charles Gregson
Joint Deputy Chairman and independent non-executive director, age 59
Qualified as a solicitor in 1972 having graduated in history and law. He joined the board of Provident Financial in 1995 as a non-executive director and was appointed Deputy Chairman in 1997. He is a director of United Business Media plc and has had responsibility for a number of its businesses (including film studio management, consumer finance, stock photography, market research and news distribution). In addition, he is non-executive Chairman of ICAP plc, which provides specialist intermediary broking services to commercial banks and investment banks.



Christopher Rodrigues
Joint Deputy Chairman, age 57
Graduated with a degree in economics and economic history and an MBA. He joined the board of Provident Financial in January 2007 as joint Deputy Chairman and Chairman of the international business. He is a non-executive director of Ladbrokes plc and Chairman of Visit Britain. Between 2000 and 2004 he was Chief Executive of Bradford & Bingley Building society plc and was formerly Chief Executive of Thomas Cook. He is also a former President and Chief Executive of Visa International and was a founding board member of the Financial Services Authority.



Tony Hales
Independent non-executive director, age 58
Graduated in chemistry. He joined the board of Provident Financial in October 2006 as a non-executive director. He is currently Chairman of British Waterways and Workspace PLC and has previously served as a non-executive director of Reliance Security Group plc, Aston Villa plc and HSBC Bank plc and as Chief Executive of Allied Domecq plc.



Robert Hough
Independent non-executive director, age 61
Qualified as a solicitor in 1970 having graduated in law. He was appointed to the board of Provident Financial in February 2007 as a non-executive director. He was executive Deputy Chairman of Peel Holdings p.l.c. for 15 years until 2002. He is now non-executive Deputy Chairman of Peel Holdings (Management) Limited and Chairman of Peel Airports Limited. He is also non-executive Chairman of Cheshire Building Society and a non-executive director of Alfred McAlpine plc and Styles & Wood Group plc.



John Maxwell
Independent non-executive director, age 62
Qualified as a chartered accountant in 1967. He joined the board of Provident Financial in 2000. He is a non-executive director of Royal & Sun Alliance Insurance Group plc and Homeserve plc. He is also Chairman of the Institute of Advanced Motorists, a director of the Royal Automobile Club and a trustee of the RAF Benevolent Fund.



Peter Crook
Managing Director, UK home credit, age 43
Qualified as a chartered accountant in 1988, having graduated in economics. Between 1990 and 1997 he held a number of different roles within Halifax plc. He then moved to Barclays plc, becoming UK Managing Director of Barclaycard in 2000 and Managing Director of UK Consumer Finance in 2004. He joined Provident Financial in 2005 as Managing Director of UK home credit and was appointed to the board in March 2006. He is responsible for the group's UK businesses.



Andrew Fisher
Finance Director, age 49
Qualified as a chartered accountant in 1983, having graduated in economics and accounting. He joined Price Waterhouse in 1979, becoming a partner in 1990. He served as Finance Director of Premier Farnell plc from 1994 before joining Provident Financial as Finance Director in May 2006.



John Harnett
Managing Director, international, age 52
Qualified as a chartered accountant in 1981 having graduated in business studies. He joined the group in 1999 and was appointed to the board as Finance Director. He became Managing Director of the international business in May 2006. He has previously held positions as Finance Director of Allied Colloids PLC and of Holliday Chemical Holdings plc.



Ray Miles
Senior independent non-executive director, age 62
Graduated with a degree in economics and an MBA. He joined the board of Provident Financial in 2004. He is a non-executive director of Southern Cross Healthcare Group plc and an advisory director of Stena AB of Sweden. He is also Chairman of Devon Community Foundation. He was formerly Chief Executive of CP Ships Limited.

Board committees

Audit committee
John Maxwell (Chairman), Tony Hales, Robert Hough, Ray Miles

Executive committee
John van Kuffeler (Chairman), Christopher Rodrigues (Deputy Chairman), Peter Crook, Andrew Fisher, John Harnett

Nomination committee
John van Kuffeler (Chairman), Charles Gregson, Tony Hales, Robert Hough, John Maxwell, Ray Miles, Christopher Rodrigues

Remuneration committee
Ray Miles (Chairman), Tony Hales, Robert Hough, John Maxwell

Risk advisory committee
Tony Hales (Chairman), Andrew Fisher, Charles Gregson, Robert Hough, John Maxwell, Ray Miles, Christopher Rodrigues

Directors' report

The directors submit their report for the financial year ended 31 December 2006.

1 Review of the business

1.1 A review of the business of the company and the group, including details of the development and performance of the business, key performance indicators and future outlook, appears in the business review on pages 9 to 39 which forms part of this report.

1.2 Provident Financial plc ('the company') is a holding company. The group provides home credit in the UK and around the world, and has a motor insurance business and credit card business in the UK. Details of the main trading subsidiary undertakings are shown on page 90 in note 12 of the notes to the financial statements.

2 Dividends

An interim dividend of 14.48p per ordinary share was paid on 20 October 2006. The board recommends a final dividend of 22.02p per ordinary share to be paid on 25 May 2007 to shareholders on the register at the close of business on 10 April 2007. This makes a total dividend for the year of 36.50p per ordinary share.

3 Share capital

3.1 Increase in issued ordinary share capital
During the year the ordinary share capital in issue increased by 592,639 to 256,075,061 shares. Details are set out on page 106 in note 24 of the notes to the financial statements.

3.2 Employee savings-related share option schemes
The current scheme for employees resident in the UK is the Provident Financial plc Employee Savings-Related Share Option Scheme 2003 ('the 2003 scheme'). Options are still outstanding under the Provident Financial plc Employee Savings-Related Share Option Scheme 1993 ('the 1993 scheme'). In 2000, the company adopted a separate scheme, the Provident Financial plc International Employee Savings-Related Share Option Scheme ('the 2000 scheme'), for employees who are resident outside the UK. The 2000 scheme has been implemented in the Czech Republic, Hungary, Poland, the Republic of Ireland and Slovakia. Details of options granted and exercised from 1 January 2006 to 28 February 2007 are shown in the tables in paragraphs 3.4 and 3.5 below.

3.3 Executive share option schemes
Options are outstanding under the Provident Financial plc Senior Executive Share Option Scheme (1995) ('the 1995 scheme') and the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) ('the 1996 scheme'). No further options may be granted under these schemes. Options are also outstanding under the Provident Financial Executive Share Option Scheme 2006 ('the ESOS') and the Provident Financial Long Term Incentive Scheme 2006 ('the LTIS'). Details of options granted and exercised from 1 January 2006 to 28 February 2007 are shown in the tables in paragraphs 3.4 and 3.5 below.

3.4 Share option schemes: grants 1 January 2006 – 28 February 2007

Date of grant of option	Name of scheme	Number of shares	Exercise price (p)	Normal exercise dates
1 June 2006	LTIS	239,633	nil	June 2009 – May 2016
7 June 2006	ESOS	2,427,060	577.25	June 2009 – June 2016
19 October 2006	2003 Scheme	552,987	491.00	December 2009 – May 2014

3.5 Share option schemes: exercises 1 January 2006 – 28 February 2007 and outstanding options

Name of scheme	Options exercised in 2006	Options outstanding at 31 December 2006	Normal exercise dates	Exercise price (p)	Exercised from 01.01.2007 to 28.02.2007
1993 scheme	308,587	397,784	up to 2010	468.00 – 712.00	23,513
1995 scheme	11,194	392,621	up to 2015	520.00 – 1,037.00	1,752
1996 scheme	524,601	4,772,242	up to 2015	520.00 – 1,037.00	139,146
2000 scheme	56,844	233,721	up to 2010	453.00 – 512.00	–
2003 scheme	162,947	1,569,363	up to 2014	453.00 – 512.00	8,938
ESOS	–	2,406,860	up to 2016	577.25	–
LTIS	–	239,633	up to 2016	nil	–

3 Share capital continued

3.6 Total number of shares utilised for share option schemes

The table in paragraph 3.7 below shows the total number of shares utilised for the executive share option schemes (LTIS, ESOS, 1995 and 1996 schemes) in the ten years preceding this report. The table in paragraph 3.8 below shows the total number of shares utilised for the savings-related share option schemes (the 1993 scheme, the 2000 scheme and the 2003 scheme) in the ten years preceding this report. As at 31 December 2006, subsisting options had been granted under the executive share option schemes over 75.96% of the total number of shares available for executive share options (5% of the issued share capital); at the same date subsisting options had been granted under all the schemes over 53.38% of the total number of shares available for share options (10% of the issued share capital).

3.7 Share option schemes: shares utilised for executive share option schemes

Year of grant	Number of options granted	Number of options exercised	Number of options lapsed
1997	875,570	489,142	186,783
1998	220,560	–	138,597
1999	517,736	–	264,549
2000	1,152,741	805,868	121,000
2001	371,460	43,917	109,300
2002	1,050,919	17,500	303,476
2003	1,392,038	295,764	207,500
2004	1,700,347	276,910	212,500
2005	1,593,842	–	252,544
2006	2,666,693	–	20,200
Total	11,541,906	1,929,101	1,816,449

3.8 Share option schemes: shares utilised for savings-related share option schemes

Year of grant	Number of options granted	Number of options exercised	Number of options lapsed
1997	761,095	517,228	243,867
1998	483,389	4,910	478,479
1999	651,837	24,535	614,197
2000	658,813	5,321	644,006
2001	1,527,966	714,138	696,943
2002	854,043	264,245	327,730
2003	643,990	193,559	300,751
2004	848,975	17,567	201,107
2005	535,464	1,304	67,804
2006	552,987	–	–
Total	7,518,559	1,742,807	3,574,884

3.9 The Provident Financial Qualifying Employee Share Ownership Trust ('the QUEST')

The QUEST, a discretionary trust for the benefit of group directors and employees, operates in conjunction with the 1993 scheme and the 2003 scheme. The trustee, Provident Financial Trustees Limited, is a subsidiary of the company. As at 1 January 2006, the trustee held 842,947 (1 January 2005 1,130,672) ordinary shares in the company. During 2006, 471,534 (2005 287,725) ordinary shares were transferred to employees on the exercise of options pursuant to the 1993 scheme and the 2003 scheme. On 31 December 2006, the trustee held 371,413 (2005 842,947) ordinary shares in the company. Further details are set out on page 106 in note 24 of the notes to the financial statements.

3.10 Authority to purchase shares

At the annual general meeting ('the AGM') of the company held on 17 May 2006, the shareholders authorised the company to purchase up to 25,550,000 of its ordinary shares up until the date of the next AGM or, if earlier, 16 May 2007. No shares were purchased pursuant to this authority. A further authority for the company to purchase its own shares will be sought from shareholders at the forthcoming AGM to be held on 16 May 2007.

3 Share capital continued

3.11 Substantial shareholdings

The company has received notifications from Barclays PLC, Capital Group International Inc., Fidelity International Limited/FMR Corporation, Templeton Asset Management Ltd., Prudential plc and its subsidiaries and Schroder Investment Management Limited that each is interested in more than 3% of the issued ordinary share capital of the company (5% for investment trusts and collective investment companies). On the basis of the information available to the company as at 28 February 2007, the following investment managers (through segregated managed funds) have interests (though not necessarily beneficial ownership) in aggregate amounting to over 3%:

Capital Group International Inc.	10.10%
Prudential plc and its subsidiaries	9.92%
Schroder Investment Management Limited	8.19%
Fidelity International Limited/FMR Corporation	5.52%
Marathon Asset Management LLP	4.40%
Barclays PLC	4.37%
Legal & General Group plc/Legal & General Investment Management	3.51%
Standard Life Investments Limited	3.05%

4 Directors

4.1 The directors of the company as at 31 December 2006 are listed in paragraph 5.1 below. They all served as directors throughout 2006, with the exception of Peter Crook (who was appointed on 8 March 2006), Andrew Fisher (who was appointed on 17 May 2006) and Tony Hales (who was appointed on 14 October 2006). Robin Ashton resigned as a director with effect from 31 December 2006. Christopher Rodrigues was appointed as a director with effect from 26 January 2007 and Robert Hough was appointed as a director with effect from 1 February 2007. Graham Pimlott resigned as a director with effect from 27 February 2007.

4.2 During the year no director had a material interest in any contract of significance to which the company or a subsidiary undertaking was a party.

4.3 In 2005, the company amended its articles of association to permit it to indemnify directors of the company (or of any associated company) in accordance with the Companies Act 1985. The company may fund expenditure incurred by directors in defending proceedings against them. If such funding is by means of a loan the director must repay the loan to the company if he is convicted of any criminal proceedings or judgement is given against him in any civil proceedings. The company may indemnify any director of the company or of any associated company against any liability. However, the company may not provide an indemnity against any liability incurred by the director to the company or to any associated company; against any liability incurred by the director to pay a criminal or regulatory penalty; or against any liability incurred by the director in defending criminal proceedings in which he is convicted, or in defending any civil proceedings brought by the company (or an associated company) in which judgement is given against him, or in connection with certain court applications under the Companies Act 1985. No payments pursuant to these provisions were made in 2006 or at any time up to 7 March 2007.

5 Directors' interests in shares

5.1 The beneficial interests of the directors in the issued share capital of the company were as follows:

	Number of shares	
	31 December 2006	1 January 2006
John van Kuffeler	18,000	18,000
Robin Ashton	61,859	61,859
Peter Crook	5,834	–*
Andrew Fisher	–	–*
John Harnett	39,969	39,969
Charles Gregson	1,837	1,837
Tony Hales	5,000	5,000*
John Maxwell	2,100	2,100
Ray Miles	9,000	4,000
Graham Pimlott	11,770	11,117

* at date of appointment

5.2 No director had any non-beneficial holdings at 31 December 2006 or at any time up until 28 February 2007.

5 Directors' interests in shares continued

5.3 The QUEST operates in conjunction with the Provident Financial plc Employee Savings-Related Share Option Scheme (2003) and the Provident Financial plc Employee Savings-Related Share Option Scheme (1993); and shares are transferred from the QUEST to employees when they exercise options. The directors, as beneficiaries under the QUEST along with group employees, are technically treated as having an interest in the shares held by the QUEST. As at 31 December 2006, the QUEST held 371,413 (2005 842,947) shares in the company.

5.4 Details of options granted to and exercised by directors are set out on pages 62 to 64 in paragraphs 5 and 6 of the directors' remuneration report.

5.5 There were no changes in the beneficial or non-beneficial interests of the directors between 1 January and 28 February 2007.

6 Corporate governance

Full details of the company's approach to corporate governance and the statement of compliance with the Combined Code are set out on pages 53 to 58 in the corporate governance report.

7 Employee involvement

7.1 The company operates three savings-related share option schemes (referred to on page 48 in paragraph 3.2 above). 3,172 employees are currently saving to buy shares in the company under these schemes. One of the three directors of the trustee company of the QUEST has been selected by group employees.

7.2 The company produces an annual report for employees which comments on the published annual results. There are also operating company newsletters, team briefings, staff meetings and conferences, including trades unions meetings in those companies which recognise unions.

7.3 The group operates a number of pension schemes. Involvement in the two major group defined benefit pension schemes is achieved by the appointment of member trustees of each scheme and by regular newsletters and communications from the trustees to members. In addition, there is a website dedicated to pensions matters. The group also operates a stakeholder pension plan for employees who joined the group from 1 January 2003. Employees in this plan receive regular newsletters and have access to a dedicated website which provides information on their funds.

7.4 The company is fully committed to encouraging employees at all levels to study for relevant educational qualifications and to training employees at all levels in the group.

8 Principal risks

A summary of the principal risks and uncertainties facing the group and the company is set out on pages 37 to 39 in the business review which forms part of this report.

9 Environmental, social and governance matters

9.1 During the year, the company made donations for charitable purposes of £667,816 (2005 £677,751). The group invested a further £1,303,360 (2005 £1,400,132) in support of community programmes (based on the London Benchmarking Group's guidelines). No political donations were made.

9.2 Details of the group's corporate responsibility activities are set out on pages 29 to 36 of the business review and on the company's website.

9.3 The board takes regular account of the significance of environmental, social and governance ('ESG') matters to the businesses of the group. A corporate affairs activity report, which deals with relevant matters, is presented at each board meeting. A corporate responsibility report is presented to the board annually. Responsibility for this area rests with executive director John Harnett. In addition, the group's risk management process enables the board to review and manage the material risks arising from ESG matters.

9.4 ESG risks are dealt with by means of the company's risk management process; details of this are set out on page 57 in paragraph 10 (internal control) of the corporate governance report. The board has identified and assessed the significant ESG risks and considers that it has adequate information relating to ESG risks.

9.5 There are no specific remuneration incentives in the group based on ESG matters. However, the annual bonus scheme for executive directors comprises specific objectives, which include such matters where appropriate; details of this are set out on page 59 in paragraph 3.5 of the directors' remuneration report. Details of training for directors are set out on page 54 in paragraph 2.15 of the corporate governance report.

9.6 The environmental strategy group, under the chairmanship of executive director John Harnett, has established working groups within the subsidiary companies.

9.7 The group's performance against stated environmental objectives and targets is subject to an annual process of external verification. The environmental management system is also subject to an annual independent internal audit against the requirements of ISO 14001. Finally, the annual corporate responsibility report is externally verified to confirm that the progress detailed in the report is accurate and that the information it contains is reliable and accurate.

10 Health and safety

10.1 The group attaches great importance to the health and safety of its employees and other people who may be affected by its activities.

10.2 The board has approved a group health and safety policy and a framework for health and safety. It established the health and safety steering group which is chaired by the Company Secretary. This reports formally to the board each December on health and safety matters by producing a written report and has a general co-ordination role. Each subsidiary board is responsible for the issue and implementation of its own health and safety policy as it affects the subsidiary company's day-to-day responsibility for health and safety. Health and safety is considered regularly at board meetings and each board produces a written report for the health and safety steering group once a year.

11 Equal opportunities

The company is committed to equal opportunity in recruitment, promotion and employment and does not discriminate on the basis of age, gender, sexual orientation, race or religion. It gives full and fair consideration to applications for employment from disabled persons and to their subsequent training and career development. Arrangements are made, where possible, for retraining employees who become disabled, to enable them to perform work identified as appropriate to their aptitudes and abilities.

12 Supplier policy statement

12.1 The company agrees terms and conditions for its business transactions with suppliers and payment is made in accordance with these, subject to the terms and conditions being met by the supplier.

12.2 The company acts as a holding company and had no trade creditors at 31 December 2006 or at 31 December 2005. The average number of days' credit taken by the group during the year was 14 days (2005 17 days).

13 Financial instruments

Details of the financial risk management objectives and policies of the company and the exposure of the company to interest rate risk, currency risk, credit risk and liquidity risk are set out on pages 44 and 45 of the financial review.

14 Disclosure of information to auditors

In the case of each person who is a director at the date of this report, it is confirmed that, so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and he has taken all the steps that ought to have been taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

15 Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the forthcoming AGM.

16 Annual general meeting

The AGM will be held at 12 noon on Wednesday 16 May 2007 at the Marriott Hollins Hall Hotel & Country Club, Hollins Hill, Baildon, Shipley, West Yorkshire BD17 7QW. The Notice of Meeting, together with an explanation of the items of business, will be contained in the Chairman's letter to shareholders to be dated 26 March 2007.

Approved by the board on 7 March 2007

Rosamond Marshall Smith
General Counsel and Company Secretary
7 March 2007

Corporate governance report

1 Introduction

This section explains how the company has applied the main and supporting principles set out in Section 1 of the Combined Code published by the Financial Reporting Council in June 2006 ('the 2006 Combined Code').

The statement of compliance is set out on page 58 in paragraph 13.

2 The board

Composition

2.1 The board leads and controls the company. It currently comprises four executive directors, five non-executive directors and a Chairman. Following the resignation of the Chief Executive, Robin Ashton, with effect from 31 December 2006, the Chairman is currently acting as Chief Executive on a temporary basis and the provisions of sub-paragraph 2.2 should be read in the light of this.

Division of responsibilities between the Chairman and the Chief Executive

2.2 The board has previously approved a statement of the division of responsibilities between the Chairman and the Chief Executive. The Chairman is responsible for chairing the board meetings, and monitoring their effectiveness, and chairing the annual general meeting ('AGM') and the nomination committee. He is also responsible for ensuring that an effective strategy is approved by the board and that an annual evaluation of the board is carried out. The Chief Executive is primarily responsible for implementing the company's strategy, as well as being a focal point for communication with shareholders. All other responsibilities (other than those detailed above, those reserved to the board as a whole and the board committees) are the responsibility of the Chief Executive, who will delegate appropriately.

Chairman

2.3 The Chairman is also Chairman of Huveaux PLC. There have been no material changes in his other commitments during the year or since the year end.

Non-executive directors

2.4 Each of the non-executive directors has been formally determined by the board to be independent for the purposes of the Combined Code.

2.5 Non-executive directors are currently appointed for fixed periods of three years, subject to election by shareholders. The initial three-year period may be extended for one further three-year period (and, in exceptional cases, further extended), subject to re-election by shareholders. Their letters of appointment may be inspected at the company's registered office or can be obtained on request from the Company Secretary.

2.6 Ray Miles has been appointed as the senior independent director. He is available to shareholders if they have concerns which contact through the normal channels of Chairman or Finance Director has failed to resolve or for which such contact is inappropriate.

2.7 Charles Gregson, the non-executive Joint Deputy Chairman, was first elected to the board on 19 April 1995 and thus, on 19 April 2007, 12 years will have elapsed since his first election. Notwithstanding this, the board has determined him to be independent in character and judgement. In coming to this decision the board considered all the relevant circumstances but ultimately concluded that a term of office of 12 years had not changed Charles Gregson's status, given that independence is ultimately determined by state of mind. He continues to make a distinct and strong contribution to strategy discussions and his experience of international businesses is a particular asset to the group as it continues with international expansion. In 2006, the nomination committee reviewed the structure and composition of the board. It took the view that the five current non-executive directors bring an appropriate balance of skills and expertise to the board. Furthermore, although Charles Gregson has served for 12 years, one of the non-executive directors has served for less than four years and two have served for less than one year; these more recent appointments have ensured that the board has been refreshed and remains appropriately balanced.

Governance framework

2.8 The board has a formal schedule of matters specifically reserved to it for decision, including corporate strategy, approval of budgets and financial results, new board appointments, proposals for dividend payments and the approval of all major transactions. This schedule is reviewed on an annual basis and was last reviewed on 13 December 2006. There are five principal board committees. All committees have written terms of reference which are reviewed on an annual basis and were last updated on 13 December 2006. The terms of reference can be found on the company's website or are available on request from the Company Secretary, who is secretary to all the committees. In addition, the group has detailed corporate policies which set out authority levels within the group. Subsidiary companies are required to report on compliance with policies on an annual basis.

Meetings

2.9 The board normally has seven scheduled meetings a year, including an annual planning conference. A pack of board papers (including a detailed agenda) is sent to each director in the week before the board meeting so that he has sufficient time to review them. All directors are, therefore, able to bring independent judgement to bear on issues such as strategy, performance, resources and standards of conduct. Additional meetings are called when required and there is frequent contact between meetings, where necessary, to progress the company's business. In 2006, the Chairman met with the non-executive directors without any executive director present. The non-executive directors met without the Chairman present to discuss the Chairman's performance and the senior independent director was responsible for discussing this with the Chairman.

2 The board continued

Company Secretary

2.10 All directors are able to consult with the Company Secretary. The appointment and removal of the Company Secretary is a matter for the board. The Company Secretary is secretary to all the board committees.

Independent advice

2.11 There is a formal procedure by which any director may take independent professional advice relating to the performance of his duties at the company's expense.

Re-election of directors

2.12 Under the company's articles of association, one third of the directors is obliged to retire each year and each director must offer himself for re-election every three years. After nine years, a director must offer himself for re-election annually. A director who is initially appointed by the board is subject to election at the AGM following his appointment. In 2006, biographical details of the directors submitted for re-election at the AGM were supplied to shareholders in the circular dated 5 April 2006.

Policy on other board appointments

2.13 In December 2004, the board updated its policy on other directorships. This applies to the Chairman and executive directors, and to non-executive directors who are appointed (or whose term of office is extended) after 1 January 2005. The policy is set out in paragraphs 2.13.1 to 2.13.3 below. Any request for an exception to this policy is considered on its merits.

2.13.1 As was previously the case and as specified in the letters of appointment of the non-executive directors, any proposed appointment to the board of another company will require the prior approval of the board.

2.13.2 An executive director will be permitted to hold one non-executive directorship (and to retain the fees from that appointment) provided that the board considers that this will not adversely affect his executive responsibilities. In accordance with the Combined Code, the board would not permit an executive director to take on the chairmanship of a FTSE 100 company.

2.13.3 The company's policy is that a non-executive director should have sufficient time to fulfil his duty as such, including chairing a committee. The board will consider all requests for permission for other directorships carefully, having regard to the following principles. A non-executive director would not be expected to hold more than four other material non-executive directorships. If he holds an executive role in another FTSE 350 company, he would not be expected to hold more than two material non-executive directorships. Only one FTSE 100 company, or two FTSE 350 companies, should be chaired at any given time.

Performance evaluation

2.14 In December 2006, the board completed the fourth evaluation of its performance and that of its committees and individual directors. The Chairman was primarily responsible for this evaluation and submitted a questionnaire to all directors. This contained questions on different aspects of the operation of the board and its committees and the performance of individual directors. The senior independent director was responsible for collating comments on the Chairman's performance. A summary of the evaluation was presented to the board on 13 December 2006. The board considered the results of the evaluation and proposals to take account of these were agreed.

Training

2.15 Appropriate training and briefing is provided to all directors on appointment to the board, taking into account their individual qualifications and experience. Ongoing training is arranged to suit their individual needs (including environmental, social and governance training as appropriate) and the Company Secretary, reporting to the Chairman, is responsible for identifying appropriate training courses for directors. An annual update session is arranged for the board.

3 Report on the audit committee

3.1 From 1 January to 31 December 2006, this committee consisted of John Maxwell and Ray Miles under the chairmanship of Graham Pimlott. On 31 December 2006 Tony Hales became a member of this committee. Graham Pimlott ceased to be a member and Chairman on 27 February 2007. Robert Hough became a member of this committee on 28 February 2007 and John Maxwell became Chairman.

3.2 The committee met five times in 2006.

3.3 The committee makes recommendations to the board, for the board to put to shareholders in general meeting, in relation to the appointment, reappointment and removal of the auditors and approves their remuneration and terms of engagement. It reviews and monitors the independence and objectivity of the auditors and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements. It develops and implements policy on the engagement of the auditors to supply non-audit services and reports to the board (identifying any matters in respect of which it considers that action or improvement is needed) and makes recommendations as to the steps to be taken. It monitors the integrity of the financial statements of the company and the formal announcements relating to the company's financial performance, reviewing significant financial reporting judgements contained in them. It also reviews the group's whistleblowing policy.

3 Report on the audit committee continued

3.4 The group's internal audit function is provided by Ernst & Young LLP. The committee formally agrees the internal audit plan once a year and reviews regular reports on the activity of the internal audit function. As the internal audit function reports to the committee, this helps to ensure the function's independence from group management and ensures that appropriate action is taken in response to audit findings.

3.5 At the invitation of the committee, meetings are attended by both the internal and external auditors as required and by the Finance Director and the director of group accounting. At least twice a year the members of the committee meet with the external and internal auditors without an executive director or member of the company's senior management being present.

3.6 At its February and September meetings the committee had a separate session with the group's auditors PricewaterhouseCoopers LLP ('PwC') without any executive director or employee of the company or group being present. This gave members of the committee the opportunity to raise any issues on the final or interim results of the group directly with PwC.

3.7 The committee is conscious of the need to ensure that the auditors are, and are perceived to be, independent and its work relating to this is summarised in paragraphs 3.7.1 to 3.7.5 below.

3.7.1 PwC provide the committee with a letter of independence, which is regularly updated and considered by the committee.

3.7.2 The committee has adopted a policy on the appointment of staff from the auditors to positions within the various group finance departments. It grades appointments into four categories and sets out the approvals required. Neither a partner of the audit firm who has acted as engagement partner, the quality review partner, other key audit partners or partners in the chain of command, nor a senior member of the audit engagement team, may be employed as group Finance Director or director of group accounting.

3.7.3 A formal policy on the use of auditors for non-audit work was adopted by the company in 2003. This policy is formally reviewed once a year.

3.7.4 The main elements of the policy are as follows. The award of non-audit work to the auditors is managed in order to ensure that the auditors are able to conduct an independent audit and are perceived to be independent by the group's shareholders and stakeholders. The performance of non-audit work by the group's auditors should be minimised and work should be awarded only when, by virtue of their knowledge, skills or experience, the auditors are clearly to be preferred over alternative suppliers. The group should maintain an active relationship with at least two other professional accounting advisors. The nature and cost of all non-audit work awarded to the group's external auditors for the period since the last meeting and for the year to date will be reported to each meeting of the audit committee, together with an explanation as to why the auditors were the preferred supplier. No information technology, remuneration, recruitment, valuation or general consultancy work may be awarded to the auditors without the prior approval of the Chairman of the audit committee, such approval to be given only in exceptional circumstances. The Chairman of the audit committee must approve in advance any single award of non-audit work with an aggregate cost of £250,000 or more. The auditors may not perform internal audit work.

3.7.5 In 2006, the committee regularly considered a schedule of non-audit work carried out by PwC. Work carried out by PwC for the group in 2006 fell broadly into five categories: fees payable to the company auditors for the audit of the parent company and consolidated financial statements; audit of the company's subsidiaries pursuant to legislation; other services pursuant to legislation; tax services; and other services. Fees paid to PwC in 2006 are set out on page 82 in note 3 of the notes to the financial statements.

3.8 The committee has formally considered its effectiveness in 2006. The overall view was that the committee was working effectively.

4 Report on the nomination committee

4.1 From 1 January to 31 December 2006, this committee consisted of Robin Ashton, Charles Gregson, John Maxwell, Ray Miles and Graham Pimlott under the chairmanship of John van Kuffeler. Robin Ashton ceased to be a member on 31 December 2006 and Graham Pimlott ceased to be a member on 27 February 2007. On 28 February 2007, Tony Hales, Robert Hough and Christopher Rodrigues became members of this committee.

4.2 The committee met six times in 2006.

4.3 Its remit is to assist the board in the process of the selection and appointment of any new director and to recommend to the board the appointment of any new director. It keeps under review the structure, size and composition of the board. It considers and, if appropriate, recommends to the board the extension of the term of office of a non-executive director. It considers the succession plan annually and reports to the board that it has done so.

4.4 In 2006, the committee reviewed the structure and composition of the board. It considered the succession plan in December 2006 and reported formally to the board that it had done so. It recommended to the board the appointment of Peter Crook. It managed the selection process for the appointment of the new Finance Director, Andrew Fisher, and recommended his appointment to the board. It also managed the selection processes for the appointment of two further non-executive directors, Tony Hales (who was appointed to the board on 14 October 2006) and Robert Hough (who was appointed to the board on 1 February 2007). In addition, it managed the process for the appointment of Christopher Rodrigues (who was appointed to the board on 26 January 2007). On each occasion the committee instructed an external search consultancy.

5 Report on the remuneration committee

Full details of the composition and work of the remuneration committee are contained on page 59 in paragraph 2 of the directors' remuneration report.

6 Report on the executive committee

6.1 From 1 January to 8 March 2006, this committee consisted of John Harnett and David Swann under the chairmanship of Robin Ashton. On 8 March 2006, Peter Crook became a member; and on 17 May 2006, Andrew Fisher became a member and David Swann ceased to be a member. On 31 December 2006, Robin Ashton ceased to be a member and Chairman and John van Kuffeler became a member and Chairman. On 28 February 2007, Christopher Rodrigues became a member and Deputy Chairman of this committee.

6.2 The committee normally meets at least once a week, and more frequently as required, and deals with matters relating to the running of the group, other than those matters reserved to the board and those specifically assigned to the other committees. There is a formal schedule of matters reserved to it for decision.

7 Report on the risk advisory committee

7.1 From 1 January to 31 December 2006, this committee consisted of Robin Ashton, Charles Gregson, John Maxwell and Graham Pimlott under the chairmanship of Ray Miles. On 31 December 2006, Robin Ashton ceased to be a member of the committee and Andrew Fisher was appointed as a member. Graham Pimlott ceased to be a member on 27 February 2007. On 28 February 2007, Ray Miles ceased to be Chairman and Tony Hales became a member and Chairman of this committee; Robert Hough and Christopher Rodrigues also became members.

7.2 The committee met three times in 2006.

7.3 Its function is to keep under review the effectiveness of the group's system of non-financial internal controls, including operational and compliance controls and risk management, and to report to the board on its work. It keeps the group risk register under review and considers the most important risks facing the group and their mitigation.

8 Board and committee attendance

8.1 The table in paragraph 8.2 below shows the attendance at the meetings of the board and committees. Attendance at meetings by directors, other than members, is not shown.

8.2 Board and committee attendance in 2006

	Board	Audit committee	Remuneration committee	Nomination committee	Risk advisory committee
Total number of meetings in 2006	12	5	8	6	3
John van Kuffeler	12	–	–	6	–
Robin Ashton	11	–	–	4	3
Peter Crook*	9	–	–	–	–
Andrew Fisher*	7	–	–	–	–
John Harnett	11	–	–	–	–
Charles Gregson	11	–	–	5	2
Tony Hales*	2	–	–	–	–
John Maxwell	12	4	8	6	2
Ray Miles	12	3	8	6	3
Graham Pimlott	11	5	7	6	3
David Swann**	5	–	–	–	–

* These directors joined the board during the year.

**This director resigned from the board during the year.

9 Accountability

The board presents the company's position and prospects in as clear a way as possible, both by means of the annual report and in circulars and reports to shareholders. These documents are posted on the company's website. Announcements made by the company to the London Stock Exchange are also posted on the company's website.

10 Internal control

10.1 The board is responsible for the group's system of internal control and for reviewing its effectiveness. Any system can provide only reasonable and not absolute assurance against material misstatement or loss.

10.2 The key elements of the internal control system which have been established (in accordance with the revised Guidance for Directors on the Combined Code – the Turnbull Guidance) are set out in paragraphs 10.2.1 to 10.2.4 below.

10.2.1 In December each year, the board approves detailed budgets and cash flow forecasts for the year ahead. It also approves outline projections for the subsequent four years. A detailed review takes place at the half-year. Actual performance against budgets is monitored in detail regularly and reported monthly for review by the directors. The company reports to shareholders on a half-yearly basis.

10.2.2 The audit committee keeps under review the adequacy of internal financial controls in conjunction with the internal auditors and reports to the board regularly. An annual programme of work which targets and reports on higher risk areas is carried out by the internal auditors. The operation of internal financial controls is monitored by regular management reviews, including a procedure by which operating companies certify compliance quarterly.

10.2.3 The risk advisory committee considers the nature and extent of the risks facing the group, keeps them under review, reviews the framework to mitigate such risks, and notifies the board of changes in the status and control of risks. It reports to the board on a regular basis. In addition, the risk advisory group (consisting of the executive directors, the director of group accounting and the Company Secretary) formally reviews internal risk assessments from each division twice a year and directs reviews of internal controls and particular areas of risk. It reports to the risk advisory committee.

10.2.4 The board requires its subsidiaries to operate in accordance with its corporate policies and subsidiaries are obliged to certify compliance on an annual basis.

10.3 In accordance with the Turnbull guidance, the board has reviewed the effectiveness of the group's framework of internal controls during 2006. The process for identifying, evaluating and managing the significant risks faced by the company, as set out above, was in place throughout 2006 and up to 7 March 2007. The board will also, whenever appropriate, ensure that necessary actions have been, or are being taken, to remedy significant failings or weaknesses identified from the review of the effectiveness of internal control.

11 Relations with shareholders

11.1 The executive directors meet with institutional shareholders on a regular basis. The Chairman is responsible for ensuring that appropriate channels of communication are established between the executive directors and shareholders and ensuring that the views of the shareholders are made known to the board. An investor relations report is considered by the board regularly and independent reviews of shareholder views are commissioned.

11.2 The company encourages private investors to attend the AGM. The chairmen of the board committees are available to answer questions from shareholders at the AGM and there is an opportunity for shareholders to ask questions on each resolution proposed.

11.3 At the 2006 AGM, details of proxy votes cast on each resolution were made available to shareholders and other interested parties by means of an announcement to the London Stock Exchange and the company's website.

11.4 At the 2006 AGM, the company proposed separate resolutions on substantially separate issues and will continue to do so. It is the company's policy to give shareholders in excess of 20 working days' notice of the AGM.

11.5 The company has established the Provident Financial Company Nominee Scheme to enable shareholders to take advantage of a low-cost telephone dealing service through the CREST electronic settlement system. Members of this scheme receive all documents sent to shareholders and may attend, speak and vote at the AGM.

12 Directors' responsibilities in relation to the financial statements

12.1 The following statement, which should be read in conjunction with the independent auditors' report on page 114, is made to distinguish for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

12.2 The directors are required to prepare the financial statements in accordance with International Financial Reporting Standards ('IFRS'), as adopted by the EU. They are also required to ensure that the financial statements comply with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. Such financial statements should present fairly for each financial year the financial position, financial performance and cash flows of the group and the company.

12.3 The directors consider that in preparing the financial statements on pages 70 to 113, the group has used and consistently applied the appropriate accounting policies and presented the information contained therein in a manner that provides relevant, reliable, comparable and understandable information. The directors confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements and that additional disclosures have also been made when compliance with the specific requirements in IFRS is insufficient to enable understanding of the impact of particular transactions and events on the company's financial position and performance.

12.4 The directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and the company and to prevent and detect material fraud and other irregularities.

12.5 This document (the Annual Report & Financial Statements 2006) will be published on the company's website (in addition to the normal paper version). The maintenance and integrity of the Provident Financial website is the responsibility of the directors and the work carried out by the auditors does not involve consideration of these matters.

12.6 Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

13 Statement of compliance with the Combined Code

The company complied with all the provisions in Section 1 of the 2006 Combined Code throughout 2006. Since the company is technically required by the Listing Rules to report on compliance with the Combined Code on Corporate Governance published in 2003 ('the 2003 Combined Code'), it is confirmed that the company complied with all the provisions in Section 1 of the 2003 Combined Code throughout 2006.

Directors' remuneration report

1 Introduction

This is the directors' remuneration report of Provident Financial plc ('the company') for the financial year ended 31 December 2006 which has been prepared pursuant to, and in accordance with, section 234B of the Companies Act 1985 ('the Companies Act'). In accordance with section 241 of the Companies Act, a resolution to approve this report will be proposed at the annual general meeting ('AGM') of the company to be held on 16 May 2007.

2 The remuneration committee

2.1 From 1 January to 31 December 2006, the remuneration committee ('the committee') consisted of Ray Miles and Graham Pimlott under the chairmanship of John Maxwell. On 31 December 2006 Tony Hales became a member. On 27 February 2007, Graham Pimlott ceased to be a member. On 28 February 2007 John Maxwell ceased to be Chairman; Ray Miles became Chairman and Robert Hough became a member of this committee.

2.2 The committee met eight times during the year.

2.3 Pursuant to its terms of reference, the committee considers the framework of executive remuneration and makes recommendations to the board. It determines the specific remuneration packages and conditions of service of the Chairman, the executive directors and the Company Secretary, including their service agreements. It also monitors the level and structure of the remuneration of the most senior management below board level within the group. No director is involved in determining his own remuneration.

2.4 The committee has appointed Kepler Associates Limited ('Kepler') as remuneration consultant. This consultant is independent and does not provide any other services to the group. Kepler has provided advice to the committee in 2006. The committee has also been advised by Slaughter and May which is the group's city solicitor and has advised the group on other legal matters, including the proposed demerger of its international business, during the year. In all cases the advisors were instructed by the secretary on behalf of the committee. The Chairman of the company normally attends and speaks at meetings of the committee (other than when his own remuneration or any matter relating to him is being considered). The Company Secretary, Rosamond Marshall Smith, is secretary to the committee and attended the meetings of the committee in 2006; as a solicitor she provided legal and technical support to the committee.

3 Statement of the company's policy on directors' remuneration

Remuneration policy

3.1 The remuneration policy applied by the committee is based on the need to attract, reward, motivate and retain executive directors in a manner consistent with the long-term accumulation of value for shareholders. The committee is also conscious of the need to avoid paying more than is reasonable for this purpose and therefore the policy of the committee is to pay remuneration at market levels, with a significant proportion subject to performance.

3.2 The executive directors' remuneration consists of a basic salary, an annual cash bonus (subject to performance conditions) and other benefits. They also participate in pension schemes. Additionally, they may participate in a performance share plan (which necessitates the waiver of part of the annual cash bonus), a long-term incentive scheme and a senior executive share option scheme, all of which are subject to performance conditions, and an employee savings-related share option scheme which is not subject to performance conditions. The remuneration policy is designed to ensure that a significant proportion of the executive directors' remuneration is linked to performance, through the operation of the annual cash bonus and the equity incentive schemes.

3.3 The committee normally reviews the executive directors' remuneration annually. In December 2006 the committee reviewed the salaries of the executive directors and awarded an increase of 5%. The committee also reviewed the salary of the Chairman, who became acting Chief Executive with effect from 1 January 2007 and adjusted his salary (for the period he is so acting) to £400,000 a year.

3.4 The fees for the non-executive directors, other than the Chairman, are fixed by the board and are designed both to recognise the responsibilities of non-executive directors and to attract individuals with the necessary skills and experience to contribute to the future growth of the group. Their business expenses are reimbursed by the company. Full details of their fees for 2006 (with 2005 comparative figures) are set out in the table of directors' remuneration on page 61 in paragraph 4.

Cash bonuses

3.5 An annual cash bonus is payable, subject to the satisfaction of performance conditions. The bonus is calculated as a percentage of salary. The purpose of the bonus scheme is to provide a meaningful cash incentive for executive directors which is clearly focused on improving the group's performance and aligns, so far as is practicable, shareholder and executive director interests.

3.6 Executive directors are eligible for annual cash bonuses by reference to audited earnings per share (as defined in the bonus scheme) and achievement of specific objectives. The total bonus payable cannot exceed 100% of salary. In exceptional circumstances, the committee may make such adjustments to the calculation of earnings per share as it considers fair and reasonable. For 2007, Peter Crook, Andrew Fisher and John Harnett are eligible for an additional cash bonus of up to 100% of salary by reference to successful completion of, and the value created through, the demerger of the international business.

3 Statement of the company's policy on directors' remuneration continued

3.7 Bonuses do not form part of pensionable earnings.

Equity incentive schemes

3.8 The grant of awards under equity incentive schemes to executive directors and senior managers is normally considered once in each year after the announcement of the company's results in accordance with a formula determined by reference to salary. The company currently operates three schemes: the Provident Financial Executive Share Option Scheme 2006 ('the ESOS'), the Provident Financial Long Term Incentive Scheme 2006 ('the LTIS') and the Provident Financial Performance Share Plan ('the Performance Share Plan'). No further options can be granted under the Provident Financial plc Senior Executive Share Option Scheme (1995) ('the 1995 scheme') or the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) ('the 1996 scheme').

The ESOS

3.9 The ESOS contains both an Inland Revenue approved and unapproved section. All options are subject to a performance target. For options granted in 2006 the target requires the company's average annual growth in earnings per share to be equal to or greater than RPI plus 3% over a period of three consecutive years, the first of which is the financial year starting immediately before the grant date. At that level 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs was used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business. Earnings per share is considered to be the best measure of the company's financial performance and complements the use of relative total shareholder return ('TSR') in the LTIS. Maximum awards will normally be limited to 100% of salary. No executive options have been granted at a discount.

The LTIS

3.10 The LTIS rewards TSR percentage outperformance against a tailored peer group of financial services companies (as listed on page 64 in paragraph 6.7). The committee believes that relative TSR is an objective measure of the company's success, is a fair measure of management performance and helps align the interests of executive directors and shareholders. The awards made in 2006 require the company's TSR over a three-year performance period, when measured against the tailored peer group, to be at least median (25% vesting) with full vesting if TSR exceeds the median by 8.5% a year and straight line vesting in between these two levels. Participation is currently limited to executive directors and maximum annual awards will normally be limited to 100% of salary.

Performance Share Plan

3.11 The Performance Share Plan entitles executive directors who waive up to 50% (with a minimum of 25%) of their annual cash bonus, and other eligible employees who waive up to 50% or 30% (depending on their level of seniority) of their annual cash bonus, to be considered for participation. Participants receive a basic award of shares of up to the value of the waived bonus, together with a matching award of an equivalent amount which is subject to a performance condition. Generally, the matching award will vest only if the company's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. The performance conditions were selected by the committee after consideration of other possible types of condition. The committee took the view that the use of this earnings per share target aligned, so far as is practicable, the interests of the directors with those of the shareholders. However, the committee has decided not to operate the Performance Share Plan in 2007 because of the proposed demerger.

Savings-Related Share Option Scheme

3.12 The executive directors (together with other eligible group employees) may participate in the Provident Financial plc Employee Savings-Related Share Option Scheme (2003). Participants save a fixed sum each month for three or five years and may use these funds to purchase shares after three, five or seven years. The exercise price is fixed at up to 20% below the market value of the shares at the date directors and employees are invited to participate in the scheme. Up to £250 can be saved each month. This scheme does not contain performance conditions as it is an Inland Revenue approved scheme designed for employees at all levels.

Other benefits

3.13 The executive directors are provided with company-owned cars and fuel (or a cash alternative), long-term disability cover under the company's insured permanent health policy and medical cover for them and their immediate families. Benefits in kind are not pensionable.

Share ownership policy

3.14 The company has a share ownership policy for executive directors. An executive director must retain half of vested shares, net of tax and exercise costs, until he has a beneficial shareholding equivalent to one times his annual salary; in performing the calculation, post-tax embedded gains on vested unexercised share options may be included. The committee reviews the shareholdings of the executive directors in the light of this policy once a year. Due to the non-payment of the annual cash bonus in 2006 and the appointment of two executive directors in 2006, this ownership target is stretching; however, the committee considers that it should be retained.

Service agreements

3.15 The current policy is for executive directors' service agreements to provide for both the company and the director to give one year's notice. No director has a service agreement containing a liquidated damages clause on termination; in the event of the termination of an agreement, it is the current policy to seek mitigation of loss by the director concerned and to aim to ensure that any payment made is the minimum which is commensurate with the company's legal obligations.

3 Statement of the company's policy on directors' remuneration continued

Other directorships

3.16 The company will normally permit an executive director to hold one non-executive directorship and to retain the fee from that appointment. However, any proposed appointment will require the approval of the board. In accordance with the Combined Code, the board would not permit an executive director to take on the chairmanship of a FTSE 100 company.

Senior management remuneration

3.17 The committee considers the structure and level of pay for the most senior level of management within the group. Their current salaries are as follows:

Salary band £	Number of employees
130,000 – 160,000	5
160,001 – 190,000	3
190,001 – 220,000	1
220,001 – 250,000	2
Total	11

Changes to the remuneration policy

3.18 It is anticipated that the remuneration policy will be reviewed after the demerger of the international business later this year to ensure that it remains appropriate.

Detailed information

3.19 Full details of salaries, bonus earnings and other benefits for 2006 (with 2005 comparative figures) for the executive directors are set out in the table of directors' remuneration in paragraph 4 below. Full details of share options are set out in the tables on page 62 in paragraph 5.1 and on page 64 in paragraph 6.1 below. Full details of awards under the performance share plan are set out in the table on page 64 in paragraph 7.1 below.

4 Directors' remuneration

The aggregate directors' emoluments during the year amounted to £2,921,000 (2005 £1,928,000*) analysed as follows:

Director's name	Salary £000	Bonus £000	Benefits £000	Fees £000	2006 Total £000	2005 Total £000
Chairman						
John van Kuffeler**	250	–	31	–	281	162
Executive directors						
Robin Ashton***	490	–	42	–	532	524
Peter Crook***	269	292	22	–	583	–
Andrew Fisher***	200	185	19	–	404	–
John Harnett	340	306	40	–	686	383
David Swann***	128	115	15	–	258	352
	1,427	898	138	–	2,463	1,259
Non-executive directors						
Charles Gregson	–	–	–	40	40	40
Tony Hales***	–	–	–	10	10	–
John Maxwell	–	–	4	40	44	40
Ray Miles	–	–	–	40	40	44
Graham Pimlott	–	–	3	40	43	45
	–	–	7	170	177	169
Total	1,677	898	176	170	2,921	1,590

* Includes remuneration for an executive director who left on 31 December 2005.

** John van Kuffeler's salary includes a payment of £120,000 pursuant to a contractual entitlement to receive supplementary payment for additional days spent on the company's business.

*** Robin Ashton resigned as a director on 31 December 2006. Peter Crook was appointed as a director on 8 March 2006. Andrew Fisher was appointed as a director on 17 May 2006. David Swann resigned as a director on 17 May 2006. Tony Hales was appointed as a non-executive director on 14 October 2006.

5 Share option schemes

5.1 Directors' share options at 31 December 2006 were as follows:

Director's name	1 January 2006	Granted in 2006	Exercised in 2006	31 December 2006	Exercise price (p)	Market price at date of exercise (p)	Performance conditions**	Range of normal exercisable dates of options held at 31 December 2006
Robin Ashton	43,774	–	–	43,774	638.50		A	01.09.2000 – 31.08.2007
	2,620*	–	(2,620)^	–	744.00		–	01.11.2005 – 30.04.2006
	20,660	–	–	20,660	985.00		A	06.08.2001 – 05.08.2008
	26,651	–	–	26,651	979.30		A	03.03.2002 – 02.03.2009
	28,939	–	–	28,939	622.00		A	02.08.2004 – 01.08.2011
	93,300	–	–	93,300	709.00		B	09.05.2005 – 08.05.2012
	128,072	–	–	128,072	551.25		B	18.03.2006 – 17.03.2013
	163,487	–	–	163,487	550.50		B	05.08.2007 – 04.08.2014
	3,609*	–	–	3,609*	453.00		–	01.11.2009 – 30.04.2010
	139,501	–	–	139,501	702.50		B	23.03.2008 – 22.03.2015
	–	84,880	–	84,880	577.25		C	07.06.2009 – 06.06.2016
	650,613	84,880	(2,620)	732,873				
Peter Crook	–	114,330	–	114,330	577.25		C	07.06.2009 – 06.06.2016
	–	3,335*	–	3,335*	491.00		–	01.12.2011 – 31.05.2012
	–	117,665	–	117,665				
Andrew Fisher	–	98,740	–	98,740	577.25		C	07.06.2009 – 06.06.2016
	–	98,740	–	98,740				
John Harnett	33,269	–	–	33,269	1,037.00		A	04.05.2002 – 03.05.2009
	16,077	–	–	16,077	622.00		A	02.08.2004 – 01.08.2011
	66,643	–	–	66,643	709.00		B	09.05.2005 – 08.05.2012
	90,702	–	–	90,702	551.25		B	18.03.2006 – 17.03.2013
	114,950	–	–	114,950	550.50		B	05.08.2007 – 04.08.2014
	96,797	–	–	96,797	702.50		B	23.03.2008 – 22.03.2015
	–	58,890	–	58,890	577.25		C	07.06.2009 – 06.06.2016
	418,438	58,890	–	477,328				
David Swann***	7,428	–	–	7,428	985.00		A	06.08.2001 – 05.08.2008
	7,944	–	–	7,944	979.30		A	03.03.2002 – 02.03.2009
	41,800	–	–	41,800	622.00		A	02.08.2004 – 01.08.2011
	2,033*	–	–	2,033*	498.00		–	01.11.2006 – 30.04.2007
	59,238	–	–	59,238	709.00		B	09.05.2005 – 08.05.2012
	1,414*	–	–	1,414*	468.00		–	01.11.2007 – 30.04.2008
	81,632	–	–	81,632	551.25		B	18.03.2006 – 17.03.2013
	103,455	–	–	103,455	550.50		B	05.08.2007 – 04.08.2014
	304,944	–	–	304,944				
Total	1,373,995	360,175	(2,620)	1,731,550				

* Granted under the Provident Financial plc Employee Savings-Related Share Option Schemes (the 1993 Scheme and the 2003 Scheme).

** See paragraphs 5.3.1 to 5.3.3 below.

*** David Swann ceased to be a director on 17 May 2006 and options outstanding are shown as at this date. He exercised options over 103,455 shares and 81,632 shares on 28 November 2006, when the market price was 620.8p. The remaining options lapsed on 30 November 2006.

^ Option expired unexercised on 30 April 2006.

5 Share option schemes continued

5.2 Directors' share options at 31 December 2006 are shown in the table in paragraph 5.1 above. Options granted under the LTIS are shown separately in the table on page 64 in paragraph 6 below.

5.3 The performance conditions which apply to the exercise of executive share options under the 1995 scheme, the 1996 scheme and the ESOS are as set out in paragraphs 5.3.1 to 5.3.3 below.

5.3.1 Performance condition A (referred to in the table above) applies to options granted prior to 2002. Over a three-year period the real growth in the company's earnings per share must average 3% a year (after making appropriate adjustments for inflation).

5.3.2 Performance condition B (referred to in the table above) applies to options granted in 2002, 2003, 2004 and 2005. Where the option is granted over shares with an aggregate exercise price of up to one times the director's salary, the performance condition is that, over a fixed three-year period, the real growth in earnings per share (after adjusting for inflation) must average 3% a year (if the condition is not satisfied after the three years the period will be extended to four years and then, if the condition is still not satisfied, to five years, whereupon if the condition is still not satisfied, the option will lapse). For options granted in excess of one times the director's salary, the condition is 4% (rather than 3%) real growth in earnings per share.

5.3.3 Performance condition C (referred to in the table above) applies to options granted under the ESOS. For options granted in 2006 the target requires annual earnings per share growth to exceed RPI plus 3% averaged over a three-year period. At that level 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels.

5.4 In 2006, the committee adjusted the performance conditions of relevant options to reflect the fact that earnings per share is now calculated under IFRS rather than UK GAAP. This was achieved by taking the IFRS earnings per share figure for 2004 and applying the same percentage changes, as experienced under UK GAAP, for the years back to 2001, to derive equivalent IFRS figures.

5.5 The company's highest paid director in 2006 was John Harnett, whose emoluments amounted to £686,000 (2005 Robin Ashton £524,000). His notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) on the exercise of share options amounted to £nil (2005 Robin Ashton £nil) and the value of vested shares under the Performance Share Plan was £19,612 (2005 £nil).

5.6 The aggregate notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) made by all the directors on the exercise of share options during 2006 amounted to £nil (2005 £140,438).

5.7 The mid-market closing price of the company's shares on 31 December 2006 was 701p and the range during 2006 was 535p to 706.5p.

5.8 No consideration is payable on the grant of an option.

5.9 There were no changes in directors' share options between 1 January and 28 February 2007.

5.10 None of the directors has notified the company of an interest in any other shares, transactions or arrangements which requires disclosure.

6 Long term incentive scheme

6.1 Awards under the Provident Financial Long Term Incentive Scheme in 2006, which were granted as nil cost options, were as follows:

Director's name	Date of award	Total awards held at 31.12.2006	Exercise price (p)	Market price at date of grant (p)	Normal exercisable dates
Robin Ashton	01.06.2006	81,260	Nil	603	01.06.2009 – 31.05.2016
Peter Crook	01.06.2006	54,726	Nil	603	01.06.2009 – 31.05.2016
Andrew Fisher	01.06.2006	47,263	Nil	603	01.06.2009 – 31.05.2016
John Harnett	01.06.2006	56,384	Nil	603	01.06.2009 – 31.05.2016

6.2 The mid-market closing price of the company's shares on 31 December 2006 was 701p and the range during 2006 was 535p to 706.5p.

6.3 No consideration is payable on the grant of an option.

6.4 There were no changes in directors' share options between 1 January and 28 February 2007.

6.5 There were no awards outstanding on 1 January 2006.

6.6 None of the directors has notified the company of an interest in any other shares, transactions or arrangements which requires disclosure.

6.7 The awards made in 2006 require the company's total shareholder return ('TSR') over a three-year performance period, when measured against the tailored peer group, to be at least median (25% vesting) with full vesting if TSR exceeds the median by 8.5% a year and straight line vesting in between these two levels. The peer group comprises the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Close Brothers, Debt Free Direct, HBOS, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Paragon Group, Park Group, Royal Bank of Scotland and S&U.

7 Performance Share Plan

7.1 Awards under the Provident Financial Performance Share Plan were as follows:

Director's name	Basic awards (number of shares) held at 01.01.2006	Matching awards (number of shares) held at 01.01.2006	Basic awards (number of shares) made in 2006	Matching awards (number of shares) made in 2006	Total basic awards (number of shares) held at 31.12.2006	Total matching awards (number of shares) held at 31.12.2006	Market price of each share when award was granted (p)	Earliest vesting date
Robin Ashton	1,693*	1,693	–	–	–	–	585	27 February 2006
	3,422*	3,422	–	–	3,422	3,422	741	27 February 2007
	3,518	3,518	–	–	3,518	3,518	708	17 March 2010
	8,633	8,633	–	–	6,940	6,940		
Peter Crook	–	–	2,917	2,917	2,917	2,917	640	9 March 2009
	–	–	2,917	2,917	2,917	2,917		
John Harnett	3,247*	3,247	–	–	–	–	585	27 February 2006
	8,486*	8,486	–	–	8,486	8,486	741	27 February 2007
	11,733	11,733	–	–	8,486	8,486		
David Swann	2,828*	2,828	–	–	–	–	585	27 February 2006
	7,637*	7,637*	–	–	–	–	741	27 February 2007
	10,465	10,465	–	–	–	–		
Total	30,831	30,831	2,917	2,917	18,343	18,343		

* vested awards: see paragraphs 7.7 and 7.8 below.

7.2 There are no performance conditions attaching to the basic award. For awards granted in 2004 and 2006, the matching award will vest only if the company's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. For awards granted in 2005, the matching award will vest only if the company's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of five consecutive years, the first of which is the financial year starting immediately before the grant date of the matching award. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs is being used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business.

7.3 No awards to executive directors were made during the period 1 January to 28 February 2007.

7 Performance Share Plan continued

7.4 The dividends payable on the basic and matching award shares are paid to the directors. The gross amounts received in 2006 were Robin Ashton £4,976; Peter Crook £2,091 and John Harnett £6,084. These figures have been included in the benefits column in the table of directors' remuneration on page 61 in paragraph 4 above.

7.5 In 2006, the committee adjusted the performance conditions of the relevant matching awards to reflect the fact that earnings per share is now calculated under IFRS rather than UK GAAP. This was achieved by taking the IFRS earnings per share figure for 2004 and applying the same percentage changes, as experienced under UK GAAP, for the years back to 2002, to derive equivalent IFRS figures.

7.6 There have been no variations in the terms and conditions of plan interests during the year.

7.7 Certain awards vested during 2006. On 27 February 2006 the basic awards granted in 2003 at a price of 585p to Robin Ashton (1,693 shares), John Harnett (3,247 shares) and David Swann (2,828 shares) vested. The matching awards did not vest. The market price on 27 February 2006 was 604p. On 31 May 2006, the basic and matching awards granted in 2004 at a price of 741p to David Swann (15,274 shares) vested. The market price on 31 May 2006 was 608p.

7.8 On 27 February 2007, the basic awards granted in 2004 at a price of 741p to Robin Ashton (3,422 shares) and John Harnett (8,486 shares) vested. The matching award did not vest. The market price on 27 February 2007 was 739.5p.

8 Pensions and life assurance

8.1 There are two directors, (2005 two) for whom retirement benefits are accruing under the Provident Financial Senior Pension Scheme ('the senior pension scheme'), and two directors (2005 two) for whom retirement benefits are accruing under defined contribution schemes. The senior pension scheme is a defined benefit scheme, with two sections; cash balance and final salary. Details of the cash balance section are set out in paragraph 8.6 below and details of the final salary section are set out in paragraph 8.7 below. The cash balance section of the senior pension scheme was introduced with effect from 1 April 2006 for future service. For those who elected to remain in the final salary section of the senior pension scheme, the member contribution rate was increased from 7% to 14% of basic salary. Where the value of an executive director's pension benefit was in excess of the lifetime allowance on 6 April 2006, he could elect to cease accruing benefits in respect of future service and receive a salary supplement of 30% of basic salary instead.

8.2 Peter Crook and Andrew Fisher are members of the cash balance section of the senior pension scheme. Robin Ashton (who ceased to be a director on 31 December 2006) and David Swann (who ceased to be a director on 17 May 2006 and an employee on 31 May 2006) were in the final salary section but elected to cease accruing benefits after 31 March 2006 and to receive a salary supplement.

8.3 John van Kuffeler and John Harnett each has a defined contribution personal pension arrangement. Life assurance benefit is provided by the senior pension scheme.

8.4 For John van Kuffeler, the company contributes 23% of his salary as non-executive Chairman to his pension arrangements. The contributions are invested to produce benefits at age 60 or on death. He is also eligible for a lump sum death benefit of four times salary at date of death. The company's contributions in respect of John van Kuffeler during 2006 (including the cost of the life insurance) amounted to £30,498 (2005 £30,938). John van Kuffeler's salary was adjusted on 1 January 2007 as a result of his additional role of acting Chief Executive. However, his pension arrangements remain unchanged.

8.5 For John Harnett, the position is identical to that specified in paragraph 8.4 for John van Kuffeler, except that the company contributes 30% of his basic salary to his pension arrangements. The company's contributions in respect of John Harnett during 2006 (including the cost of the life insurance) amounted to £103,087 (2005 £105,263).

8.6 The cash balance section of the senior pension scheme provides Peter Crook and Andrew Fisher with a pension credit of 35% of their basic salary each year to a retirement account. Directors contribute at the rate of 5% of basic salary. Currently, the pension credit increases each year by the lower of the increase in the RPI plus 1.5% and 6.5%. At retirement up to 25% of the total value of the director's retirement account can be taken as a lump sum, with the balance used to purchase an annuity. If the director dies in service, a death benefit of six times salary plus the value of the retirement account is payable.

8 Pensions and life assurance continued

8.7 The final salary section of the senior pension scheme provides, in respect of service from 1 January 2000, a pension of up to two-thirds of basic salary at the normal retirement date at age 60. (The pension provided in respect of service prior to 1 January 2000 is up to two-thirds of basic salary at the normal retirement date at age 60 reduced by an amount approximately equal to two-thirds of the single person's basic rate state pension from state pension age). The senior pension scheme also provides spouses' pensions of two-thirds of the director's pension if the director dies whilst he is either a deferred member or in retirement. If the director does not leave a spouse, the pension will be paid to any dependants at the discretion of the trustees of the senior pension scheme. With the consent of the company, a director can retire under the senior pension scheme rules at any time between ages 50 and 60, in which case the pension payable would be the accrued pension (based on salary and pensionable service at the date he leaves the service of the company or 31 March 2006 if the director has elected to cease accruing benefits) reduced to reflect the longer period for which it will be paid. Pensions in respect of service up to 1 January 2000 are guaranteed to increase, when in payment, at a rate of 5% each year. Pensions in respect of service from 1 January 2000 are guaranteed to increase each year by the lower of the annual increase in the retail prices index and 5%. Discretionary increases may be granted by the trustees with the consent of the company. There are no discretionary benefits for which allowance is made when calculating transfer values on leaving service.

8.8 Details of the pension entitlements earned under the final salary section of the senior pension scheme during 2006 are set out below:

Director's name	Age 31 December 2006	Accrued annual pension 31 December 2006 £000	Accrued annual pension 31 December 2005 £000	(Decrease)/increase in annual pension* 2006 £000	(Decrease)/increase in annual pension* 2005 £000	Director's contribution 2006 £000	Director's contribution 2005 £000	Transfer value of pension benefits accrued at 31 December 2006 £000	Transfer value of pension benefits accrued at 31 December 2005 £000	Decrease in transfer value less director's contributions £000
Robin Ashton	48	180**	179**	(5)	23	9	33	2,763	2,806	(52)
David Swann	59	170**	196**	(14)	19	5	21	4,776	4,973	(202)

* Net of 3.6% inflationary increase. As these individuals ceased to accrue final salary benefits on 31 March 2006 and there has been no increase in their pensionable earnings over 2006, the accrued pension has fallen in real terms over 2006. David Swann's decrease in accrued pension is also partly due to the reduction made to his pension upon his early retirement, and partly due to his decision to commute part of his scheme pension for a tax free lump sum of £383,300.

** The accrued pension excludes the scheme bridging pension payable from the date of retirement until the basic state pension becomes payable.

8.9 Details of the pension entitlements earned under the cash balance section of the senior pension scheme are set out below:

Director's name	Age 31 December 2006	Accrued cash balance lump sum* 31 December 2006 £000	Accrued cash balance lump sum* 31 December 2005 £000	Increase in cash balance lump sum 2006 £000	Increase in cash balance lump sum 2005 £000	Director's contribution 2006 £000	Director's contribution 2005 £000	Transfer value at 31 December 2006 £000	Transfer value at 31 December 2005 £000	Increase in transfer value less director's contributions £000
Peter Crook	43	87	–	87	–	12	–	87	–	75
Andrew Fisher	48	70	–	70	–	10	–	70	–	60

* Whilst the member is in service, the accrued cash balance lump sum will increase in line with RPI plus 1.5% until retirement. At retirement, up to 25% of this balance can be taken as a lump sum, with the remaining amount used to purchase an annuity.

8.10 Employees who joined the group on or after 1 January 2003 are eligible to join the Provident Financial Stakeholder Pension Plan.

9 Directors' service agreements

9.1 Five directors, Peter Crook, Charles Gregson, John Harnett, John Maxwell and John van Kuffeler are offering themselves for re-election at the AGM to be held on 16 May 2007. Tony Hales, Robert Hough and Christopher Rodrigues are offering themselves for election at the AGM. Details of the service agreement of each director with the company or letter of appointment, as relevant, are set out in paragraphs 9.1.1 to 9.1.4 below.

9.1.1 Peter Crook, Andrew Fisher and John Harnett each has a service agreement which requires one year's notice of termination to be given by the company and one year's notice of termination to be given by the director. No notice of termination has been given by either the company or any of the directors and thus in each case the unexpired term is one year. Each service agreement terminates on the date of the director's sixty-fifth birthday. There are no provisions for compensation payable upon early termination of any of the agreements. However, in the event that a director is not re-elected at an AGM of the company, the agreement is automatically terminated and this is treated as a breach by the company. The dates of the service agreements are as follows: Peter Crook 27 April 2006 (amended by letter of variation on 1 February 2007); Andrew Fisher 30 June 2006 (amended by letter of variation on 17 January 2007); and John Harnett 30 January 2002 (amended by letters of variation on 24 December 2003 and 5 February 2007).

9.1.2 The Chairman, John van Kuffeler, has a service agreement dated 29 January 2002 (amended by letters of variation on 24 December 2003, 17 January 2007 and 30 January 2007) which requires one year's notice of termination to be given by the company and six months' notice of termination to be given by him. No notice of termination has been given by either party and thus the unexpired term is one year. The service agreement will terminate on the date of his sixty-fifth birthday.

9.1.3 Each of the non-executive directors has a letter of appointment. Each director is appointed for a fixed period of three years, subject to election by shareholders. The initial three-year period may be extended by one further three-year period (and, in exceptional cases, further extended) subject to re-election by shareholders. The dates of the letters of appointment and the unexpired terms are as follows: Charles Gregson 6 February 2007 unexpired term: to 31 May 2008; Tony Hales 18 May 2006 unexpired term: to 31 October 2009; Robert Hough 18 October 2006 unexpired term: to 31 January 2010; John Maxwell 6 February 2007 unexpired term: to 31 May 2008; Ray Miles 21 December 2006 unexpired term: to 31 December 2009.

9.1.4 Christopher Rodrigues has a letter of appointment dated 6 February 2007 which requires one year's notice of termination to be given by the company and one year's notice of termination to be given by the director. No notice of termination has been given by either party and thus the unexpired term is one year.

9.2 Chris Johnstone, who resigned as a director with effect from 31 December 2005, had a service agreement dated 26 April 2001 (amended by letter of variation on 24 December 2003) which required one year's notice to be given by the company and one year's notice to be given by the director. Under the terms of his departure, he remained an employee until 31 March 2006, receiving salary and benefits in accordance with his service agreement, including £24,600 for his pro rata bonus for 2006. As he had not found an equivalent position, he also received on 14 April 2006 £322,877 in lieu of notice for salary and benefits and £30,000 in respect of outplacement services. In addition his benefits under the senior pension scheme were augmented by an additional nine months' pensionable service. He was permitted to exercise options granted under the senior executive share option schemes until 30 September 2006. He exercised options over 15,000 shares on 30 August 2006, 227,589 shares on 21 September 2006 and 33,119 shares on 29 September 2006. The aggregate gain on exercise of these options was £182,635.

9.3 Robin Ashton, who resigned as a director with effect from 31 December 2006, had a service agreement dated 28 January 2002 (as amended by letter of variation on 23 December 2003) which required one year's notice to be given by the company and one year's notice to be given by the director. Under the terms of his departure, he will remain an employee until 6 April 2007, receiving salary and benefits in accordance with his service agreement. Provided that he has not found an equivalent position, he will receive £791,150 as compensation for termination of employment. In addition he will be permitted to exercise options granted under the senior executive share option schemes within six months from the date of termination or, if later, three and a half years from the date of grant of the relevant option. He will be eligible for a bonus payment of up to 100% of his salary as at 1 January 2007 by reference to successful completion of, and the value created through, the demerger of the international business.

9.4 David Swann, who retired as a director on 17 May 2006 and ceased to be an employee on 31 May 2006, had a service agreement dated 26 April 2001 (as amended by letter of variation on 23 December 2003) which required one year's notice to be given by the company and one year's notice to be given by the employee. Other than under the senior pension scheme (as referred to in paragraph 8 above), no payment was made to him in connection with his retirement.

9.5 Graham Pimlott, who resigned as a director with effect from 27 February 2007, had a letter of appointment dated 3 February 2006.

10 Performance graph

The graph below shows the total shareholder return for the companies comprising the FTSE 250 Index. This index was chosen for comparison because the company is currently a member of this index and has been a member for approximately 85% of the five-year period.



TSR (relative to FTSE 250 rebased to 100)
250
200
150
100
50
0
Provident Financial
FTSE 250
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06

Base data at 31 December	2001	2002	2003	2004	2005	2006
FTSE 250	100.00	74.96	104.09	127.90	166.56	216.89
Provident Financial	100.00	96.74	112.09	121.54	104.24	141.20

11 Audit

The elements of the directors' remuneration (including pension entitlements and share options set out in paragraphs 4 to 8 and 9.2 and 9.3 of this report) which are required to be audited, have been audited in accordance with the Companies Act.

Approved by the Board on 7 March 2007

Rosamond Marshall Smith
General Counsel and Company Secretary
7 March 2007

Financial statements

Contents

Consolidated income statement

for the year ended 31 December	Notes	Group 2006 £m	Group 2005 £m
Revenue	1	1,180.8	1,337.5
Finance income		25.3	27.7
Total income		1,206.1	1,365.2
Finance costs	2	(69.8)	(61.9)
Operating costs		(637.4)	(861.0)
Administrative expenses		(318.7)	(401.9)
Total costs		(1,025.9)	(1,324.8)
Profit before taxation	1,3	180.2	40.4
Profit before taxation and exceptional costs	1	191.3	181.4
Exceptional costs – Demerger costs	3	(11.1)	–
– Yes Car Credit closure costs	3	–	(141.0)
Profit before taxation	1	180.2	40.4
Tax expense – UK		(37.9)	(28.1)
– Overseas		(17.4)	(12.3)
Total tax expense	4	(55.3)	(40.4)
Profit for the year attributable to equity shareholders		124.9	–
Earnings per share			
Basic	5	49.00p	–
Diluted	5	48.83p	–
Dividend per share			
Proposed final dividend	6	22.02p	21.37p
Total dividend in respect of the year	6	36.50p	35.43p
Paid in the year*	6	35.85p	34.81p

* The total cost of dividends paid in the year was £91.4m (2005 £88.6m)

Statements of recognised income and expense

for the year ended 31 December	Notes	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Profit/(loss) for the year attributable to equity shareholders		124.9	–	95.7	(45.2)
Exchange (losses)/gains on foreign currency translations		(0.2)	2.7	-	–
Net fair value gains/(losses) – cash flow hedges		0.2	(5.0)	3.1	(2.2)
Actuarial losses on retirement benefit asset/obligations	23	(0.3)	(20.1)	(0.3)	(1.8)
Tax (charge)/credit on items taken directly to equity	4	(0.1)	7.5	(0.8)	1.2
Net (expense)/income recognised directly in equity	26	(0.4)	(14.9)	2.0	(2.8)
Total recognised income/(expense) for the year	26	124.5	(14.9)	97.7	(48.0)

Balance sheets

as at 31 December	Notes	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company (restated – note 12) 2005 £m
ASSETS					
Non-current assets					
Goodwill	9	3.1	3.1	–	–
Other intangible assets	10	30.0	27.5	–	–
Property, plant and equipment	11	58.7	42.8	4.0	4.2
Investment in subsidiaries	12	–	–	398.8	389.8
Trade and other receivables	13	–	–	441.5	438.0
Retirement benefit asset	23	8.9	–	0.5	–
Deferred tax assets	22	30.8	64.5	–	7.6
		131.5	137.9	844.8	839.6
Current assets					
Inventories		–	7.4	–	–
Financial assets:					
– Amounts receivable from customers:					
– due within one year	14	1,103.2	952.8	–	–
– due in more than one year	14	129.5	321.1	–	–
– Derivative financial instruments	20	2.7	9.0	1.7	0.9
– Cash and cash equivalents	15	438.8	451.9	147.0	132.2
Trade and other receivables	13	30.6	32.9	892.6	845.7
Insurance assets	16	56.2	65.4	–	–
Current tax assets		8.1	0.9	1.0	–
		1,769.1	1,841.4	1,042.3	978.8
Total assets		1,900.6	1,979.3	1,887.1	1,818.4
LIABILITIES					
Current liabilities					
Financial liabilities:					
– Bank and other borrowings	19	(87.4)	(35.2)	(13.1)	(20.4)
– Derivative financial instruments	20	(44.1)	(30.1)	(16.9)	(13.0)
Trade and other payables	17	(114.1)	(126.0)	(289.4)	(271.8)
Insurance accruals and deferred income	18	(328.3)	(359.2)	–	–
Current tax liabilities		(37.3)	(33.4)	–	(18.2)
Provisions	21	(1.8)	(16.2)	–	–
		(613.0)	(600.1)	(319.4)	(323.4)
Non-current liabilities					
Financial liabilities:					
– Bank and other borrowings	19	(933.6)	(947.7)	(446.7)	(375.9)
Trade and other payables	17	–	–	(136.8)	(131.3)
Provisions	21	–	(8.5)	–	–
Retirement benefit obligations	23	–	(105.6)	–	(14.7)
Deferred tax liabilities	22	–	–	(1.3)	–
		(933.6)	(1,061.8)	(584.8)	(521.9)
Total liabilities		(1,546.6)	(1,661.9)	(904.2)	(845.3)
NET ASSETS		354.0	317.4	982.9	973.1
SHAREHOLDERS' EQUITY					
Called-up share capital	24	26.5	26.5	26.5	26.5
Share premium account	26	110.8	107.7	110.8	107.7
Other reserves	26	5.7	5.5	613.6	611.0
Retained earnings	26	211.0	177.7	232.0	227.9
TOTAL EQUITY	26	354.0	317.4	982.9	973.1

The financial statements were approved by the board on 7 March 2007.

Andrew Fisher
Finance Director

John Harnett
Director

Cash flow statements

for the year ended 31 December	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash flows from operating activities				
Cash generated from/(used in) operations	109.7	68.2	(93.8)	(57.5)
Finance costs paid	(67.0)	(60.8)	(63.2)	(61.1)
Finance income received	25.9	27.8	112.9	121.0
Tax paid	(24.9)	(53.2)	(1.0)	(11.0)
Net cash generated from/(used) in operating activities	43.7	(18.0)	(45.1)	(8.6)
Cash flows from investing activities				
Purchases of property, plant and equipment	(33.3)	(20.9)	(0.3)	(0.3)
Proceeds from sale of property, plant and equipment	4.6	3.2	0.1	0.1
Purchases of intangible assets	(6.0)	(9.8)	–	–
Acquisition of subsidiary (note 9)	–	(19.1)	–	–
Additional investment in subsidiary (note 12)	–	–	(10.1)	(28.0)
Dividends received	–	–	84.5	60.3
Long-term loans (advanced to)/repaid by subsidiaries	–	–	(3.5)	200.0
Net cash (used in)/generated from investing activities	(34.7)	(46.6)	70.7	232.1
Cash flows from financing activities				
Proceeds from borrowings	225.7	161.8	171.9	132.5
Repayment of borrowings	(161.7)	(60.9)	(101.9)	(206.5)
Dividends paid to company shareholders (note 6)	(91.4)	(88.6)	(91.4)	(88.6)
Proceeds from issue of share capital	3.1	2.3	3.1	2.3
Proceeds from sale of treasury shares	2.3	0.7	2.3	0.7
Loan from subsidiary undertaking	–	–	5.5	–
Net cash (used in)/generated from financing activities	(22.0)	15.3	(10.5)	(159.6)
Net (decrease)/increase in cash and cash equivalents	(13.0)	(49.3)	15.1	63.9
Cash and cash equivalents at beginning of period	444.4	493.5	124.7	60.8
Exchange gains on cash and cash equivalents	0.2	0.2	–	–
Cash and cash equivalents at end of period	431.6	444.4	139.8	124.7
Cash and cash equivalents at end of period comprise:				
Cash and bank in hand	61.9	54.6	147.0	132.2
Short-term deposits	376.9	397.3	–	–
Cash and cash equivalents (note 15)	438.8	451.9	147.0	132.2
Overdrafts (held in bank and other borrowings)	(7.2)	(7.5)	(7.2)	(7.5)
	431.6	444.4	139.8	124.7

The group cash flow statement above includes those cash flows arising from each division within the group. The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of the group and are therefore not available to repay the group's borrowings. At 31 December 2006 the cash and short-term deposits held by the group's regulated businesses amounted to £387.2m (2005 £404.5m). All short-term deposits have a maturity of three months or less on acquisition.

for the year ended 31 December	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Reconciliation of profit/(loss) after taxation to cash generated from/(used in) operations				
Profit/(loss) after taxation	124.9	–	95.7	(45.2)
Adjusted for:				
Tax expense	55.3	40.4	15.8	20.1
Finance costs	69.8	61.9	64.0	61.6
Finance income	(25.3)	(27.7)	(112.9)	(121.0)
Dividends received	–	–	(84.5)	(60.3)
Share-based payment (credit)/charge (note 25)	(1.9)	3.2	(1.2)	1.1
Pension (credit)/charge (note 23)	(5.5)	10.1	(0.3)	1.3
Depreciation of property, plant and equipment (note 11)	12.6	12.2	0.4	0.4
Impairment of property, plant and equipment (note 11)	–	4.6	–	–
Amortisation of intangible assets (note 3)	24.4	23.0	–	–
Impairment of goodwill (note 9)	–	91.0	–	–
Profit on sale of property, plant and equipment	(0.1)	–	–	–
Provision for impairment in investments in subsidiaries (note 12)	–	–	0.4	23.0
Changes in operating assets and liabilities:				
Inventories	7.4	9.2	–	–
Amounts receivable from customers	36.5	(67.0)	–	–
Trade and other receivables	1.1	–	(73.2)	4.4
Insurance assets	(11.7)	3.1	–	–
Trade and other payables	(14.0)	0.6	17.2	64.8
Insurance accruals and deferred income	(30.9)	(65.7)	–	–
Retirement benefit asset/obligations	(109.3)	(54.4)	(15.2)	(7.4)
Derivative financial instruments	(0.7)	(1.0)	–	(0.3)
Provisions	(22.9)	24.7	–	–
Cash generated from/(used in) operations	109.7	68.2	(93.8)	(57.5)

Accounting policies

Basis of preparation

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union (EU), IFRIC interpretations and the Companies Act 1985 applicable to companies reporting under IFRS.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 7 'Financial Instruments: Disclosures' (and the related amendment to IAS 1 on capital disclosures)

IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies'

IFRIC 8 'Scope of IFRS 2'

IFRIC 9 'Re-assessment of Embedded Derivatives'

IFRIC 10 'Interim Financial Reporting and Impairment'

IFRIC 12 'Service Concession Arrangements'

All of these standards and interpretations have been endorsed by the EU. The adoption of IFRS 7 is not anticipated to have a material effect on the financial statements of the group or company except for additional disclosures on capital and financial instruments when the standard comes into effect for periods commencing on or after 1 January 2007. All other standards and interpretations listed above are not expected to have a material impact on the financial statements of the group or company.

The company has elected to early adopt IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions' in order to coincide with the adoption of FRS 20 'Share-based Payment' in the UK GAAP financial statements of its subsidiary undertakings. Further detail of the impact of adopting IFRIC 11 on the company is provided in note 12. There is no impact on the group financial statements of the adoption of IFRIC 11.

The financial statements have been prepared on a going concern basis under the historical cost convention, as modified by the revaluation of derivative financial instruments to fair value. The group and company's principal accounting policies under IFRS are as follows:

Basis of consolidation

The consolidated income statement, balance sheet and cashflow statement include the financial statements of the company and its subsidiary undertakings drawn up from the date control passes to the group until the date control ceases.

Control is assumed to exist where more than 50% of the voting share capital is owned or where the group controls another entity either through the power to:

- govern the operating and financial policies of that entity;
- appoint or remove the majority of the members of the board of that entity; or
- cast the majority of the votes at a board meeting of that entity.

All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Revenue

Revenue, which excludes value added tax and intra-group transactions, comprises revenue earned for the home credit businesses; premiums written for the motor insurance underwriting business; interest and fee income earned by Vanquis Bank; and revenue earned by Yes Car Credit on the sale of motor vehicles and associated finance and insurance contracts.

Revenue recognition

In the home credit business, the service charge on a home credit loan is fixed. The charge does not increase if customers take longer than the contracted period to repay the loan and there are no penalty or default interest charges. In accordance with IAS 39, the service charge is accounted for as interest income. Revenue on customer receivables is recognised using an effective interest rate (EIR). The EIR is calculated using estimated cash flows, being contractual payments adjusted for the impact of customers repaying early but excluding the anticipated impact of customers paying late or not paying at all. Directly attributable incremental issue costs are also taken into account in calculating the EIR. Interest income continues to be accrued on impaired receivables using the original EIR applied to the loan's carrying value.

In respect of the motor insurance underwriting business, credit is taken to the income statement for premium income, net of commissions paid to intermediaries, over the life of the policy on a straight line time apportioned method.

In respect of the credit card business of Vanquis Bank, interest is calculated on credit card advances to customers using the EIR on the daily balance outstanding. Annual fees charged to customers' credit card accounts are recognised as part of the EIR. Penalty charges and other fees are recognised at the time the charges are made to customers on the basis that performance is complete.

In the car finance business of Yes Car Credit, revenue from the sale of the motor vehicle is recognised in the income statement when the vehicle is sold. Finance income and insurance commission, which are treated as part of the yield on the financing arrangement, are recognised using the EIR method.

Accounting policies continued

Finance income and finance costs

Finance income comprises the return generated on cash and cash equivalents and is recognised on an EIR basis. Finance costs comprise the interest on external borrowings and are recognised on an EIR basis.

Amounts receivable from customers

All customer receivables are initially recognised at the amount loaned to the customer less directly attributable incremental issue costs. After initial recognition, customer receivables are subsequently measured at amortised cost. Amortised cost is the amount of the customer receivable at initial recognition less customer repayments, plus revenue earned calculated using the EIR, less any deduction for impairment.

All customer receivables are assessed for impairment at each balance sheet date. Customer accounts that are in arrears are deemed to have demonstrated evidence of impairment and are subject to a detailed impairment review. Impairment is calculated by estimating the future cash flows from each portfolio of similar loans, discounting these to a present value using the original EIR and comparing this figure with the balance sheet value. All such impairments are charged to the income statement.

The unwinding of the discounted value used to compute the impairment is reflected in the interest charged on the impaired loan.

Impairment charges in respect of customer receivables are charged to the income statement as part of operating costs.

Insurance premiums

Credit is taken to the income statement for insurance premium income, net of commissions paid to intermediaries, over the life of the policy on a straight line time apportioned method.

Provision for unpaid insurance claims

Provision is made at the year end for the estimated gross cost of claims incurred but not settled at the balance sheet date, including the gross cost of claims expected to be incurred but not yet reported to the group. The estimated cost of claims comprises expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. Provisions are calculated gross of any reinsurance recoveries. The group takes all reasonable steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the outcome will prove to be different from the original liability established.

The group uses several statistical methods to incorporate the various assumptions made in order to estimate the ultimate cost of claims. The method most commonly used is the chain ladder method. This method is applied to paid claims and the basic technique involves the analysis of historical claims development factors and a selection of estimated development factors based on the historical pattern. The group considers chain-ladder techniques are appropriate for the classes of business underwritten, which have a relatively stable development pattern. There have been no material changes to claims provisioning assumptions.

The estimated cost of claims is calculated by reference to the projected number of claims, based on statistics showing how the number of notified claims has developed over time, and the anticipated average cost per claim, based on historical levels adjusted to allow for changes in variables such as legislation, inflation rates, the mix of business and industry benchmarks. The provision for estimated insurance claims is reviewed annually by an external actuary.

Amounts recoverable from reinsurers

An asset is recognised in respect of amounts recoverable from reinsurers to reflect expected recoveries from reinsurers relating to insurance claims made and estimated claims incurred but not reported at the balance sheet date. Amounts recoverable from reinsurers are assessed for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Insurance deferred acquisition costs

Acquisition costs in relation to insurance contracts represent commission and other related expenses. These costs are deferred as an intangible asset (subject to recoverability) and amortised over the period in which the related premiums are earned which is generally over a period of one year.

Goodwill

All acquisitions are accounted for using the purchase method of accounting.

Goodwill is measured as the excess of the fair value of the consideration over the fair value of the acquired identifiable assets, liabilities and contingent liabilities.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the subsidiary sold.

Goodwill arising on acquisitions prior to 1 January 1998 was eliminated against shareholders' funds under UK GAAP and was not reinstated on transition to IFRS. On disposal of a business, any such goodwill relating to the business will not be taken into account in determining the profit or loss on disposal.

Property, plant and equipment

Property, plant and equipment is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment.

Cost represents invoiced cost plus any other costs that are directly attributable to the acquisition of the items. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated to write down assets to their estimated realisable value over their useful economic lives. The following are the principal bases used:

	%	Method
Land	Nil	–
Freehold and long leasehold buildings	2½	Straight line
Short leasehold buildings	Over the lease period	Straight line
Fixtures and fittings	10	Straight line
Equipment (including computer hardware)	20 to 33⅓	Straight line
Motor vehicles	25	Reducing balance

The residual value and useful economic life of all assets are reviewed, and adjusted if appropriate, at each balance sheet date. All items of property, plant and equipment, other than land, are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Land is subject to an annual impairment test. An impairment loss is recognised for the amount by which the asset's carrying value exceeds the higher of the asset's value in use or its fair value less costs to sell.

Other intangible assets

Other intangible assets, which comprise computer software licences, are capitalised as intangible assets on the basis of the costs incurred to acquire or develop the specific software and bring it into use.

Directly attributable costs associated with the development of software that will generate future economic benefits are capitalised as part of the software intangible asset. Direct costs include the cost of software development employees and an appropriate portion of relevant directly attributable overheads.

Computer software is amortised on a straight line basis over its estimated useful economic life which is generally estimated to be five years.

Investment in own shares

Shares purchased through the Provident Financial Qualifying Employee Share Ownership Trust (the QUEST) and in respect of the Performance Share Plan are treated as treasury shares and are deducted at cost from other reserves within shareholders' equity.

Inventories

Inventories comprise motor vehicles held for resale and are stated at the lower of cost and net realisable value.

Cost includes all costs of purchase, preparation and costs incurred in bringing the vehicle to its present location and condition.

Net realisable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currency translation

Items included in the financial statements of each of the group's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates ('the functional currency'). The consolidated and company financial statements are presented in sterling, which is the company's functional and presentational currency.

Transactions that are not denominated in a subsidiary's functional currency are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the rates of exchange ruling at the balance sheet date. Differences arising on translation are charged or credited to the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

The income statements of group subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from sterling are translated into sterling at the average exchange rate and the balance sheets are translated at the exchange rates ruling at the balance sheet date. On consolidation, exchange differences arising from the translation of the net investment in foreign subsidiaries, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. From 1 January 2004 these exchange differences have been recognised as a separate component of shareholders' equity within other reserves. When a foreign operation is sold such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Accounting policies continued

Segment reporting

The group's primary reporting format is business segments and its secondary format is geographical segments. A business segment is a component of the group that is engaged in providing a group of related products and is subject to risks and returns that are different from those of other business segments. A geographical segment is a component of the group that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

Leases

The leases entered into by the group and company are solely operating leases. Costs in respect of operating leases are charged to the income statement on a straight line basis over the lease term.

Taxation

The tax expense represents the sum of current and deferred tax. Current tax is calculated based on taxable profit for the year using tax rates that have been enacted or substantially enacted by the balance sheet date. Taxable profit differs from profit before taxation as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the group/company and it is probable that the temporary difference will not reverse in the future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Employee benefits

Defined benefit pension plans
The charge in the income statement in respect of defined benefit pension plans comprises the actuarially assessed current service cost of working employees together with the interest charge on pension liabilities offset by the expected return on pension scheme assets. All charges are allocated to administrative expenses.

The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of the plans' assets less the present value of the defined benefit obligation at the balance sheet date.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.

Past service costs are recognised immediately in the income statement, unless changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

Defined contribution plans
Contributions to defined contribution pension schemes are charged to the income statement on an accruals basis.

Dividends

Dividend distributions to the company's shareholders are recognised in the group and company financial statements as follows:

- Final dividend: when approved by the company's shareholders at the annual general meeting.
- Interim dividend: when paid by the company.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with original maturities of three months or less and are primarily held within the motor insurance business pending future claims payments and payments to insurance companies. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances.

Derivative financial instruments

The group and company use derivative financial instruments, principally interest rate swaps, currency swaps and forward currency contracts to manage the interest rate and currency risk arising from the group's underlying business operations. No transactions of a speculative nature are undertaken.

All derivative financial instruments are assessed against the hedge accounting criteria set out in IAS 39. The majority of the group's derivatives meet the hedge accounting requirements of IAS 39 and are accordingly designated as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

Derivatives are initially recognised at the fair value on the date a derivative contract is entered into and are subsequently remeasured at each reporting date at their fair value. Where derivatives do not qualify for hedge accounting, movements in their fair value are recognised immediately within the income statement. Where the hedge accounting criteria have been met, the resultant gain or loss on the derivative instrument is recognised as follows:

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement as part of finance costs, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement as part of finance costs. Amounts accumulated in equity are recognised in the income statement when the income or expense on the hedged item is recognised in the income statement.

Share-based payments

The company issues equity settled share-based payments to certain group and company employees through executive share options schemes, a performance share plan scheme, a long-term incentive scheme and savings-related share option schemes.

The cost of providing share-based payments to group and company employees is charged to the income statement of the group/company over the vesting period of the related share options or share allocations. The corresponding credit is made to a share-based payment reserve within other reserves. Within the company, the cost of providing share-based payments to subsidiary company employees is added to investments in subsidiaries with the corresponding credit made to the share-based payment reserve.

The cost of share-based payments is based on the fair value of options granted determined using a binomial option pricing model. The value of the charge is adjusted at each balance sheet date to reflect expected and actual levels of vesting with a corresponding adjustment to the share-based payment reserve.

In accordance with the transitional provisions of IFRS 2 'Share-based Payment' the group and company have elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of any transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the expected life of the borrowings using the EIR.

Where borrowings are the subject of a fair value hedge, changes in the fair value of the borrowing that are attributable to the hedged risk are recognised in the income statement and a corresponding adjustment made to the carrying value of borrowings.

Investments in subsidiaries

Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment.

Provisions

Provisions are recognised when the group or company has a present obligation as a result of a past event, and it is probable that the group or company will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Key assumptions and estimates

In applying the accounting policies set out above, the group and company make significant estimates and assumptions that affect the reported amounts of assets and liabilities as follows:

Amounts receivable from customers (£1,232.7m)
The group reviews its portfolio of customer loans and receivables for impairment at each balance sheet date. The group makes judgements to determine whether there is objective evidence which indicates there has been an adverse effect on expected future cash flows. For the purposes of assessing the impairment of customer loans and receivables, customers are categorised into arrears stages as this is considered to be the most reliable predictor of future payment performance. The level of impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. The impairment models are regularly reviewed to take account of the current economic environment, product mix and recent customer payment performance. However, on the basis that the payment performance of customers could be different from the assumptions used in estimating future cash flows, a material adjustment to the carrying value of amounts receivable from customers may be required.

Insurance claims reserves (£248.6m)
The group makes provision for the expected cost of claims in relation to motor insurance policies underwritten, including those claims incurred but not reported. The ultimate cost of those claims is in the future and is therefore uncertain and the group makes judgements and estimates to ascertain the expected future cost. The group determines the provision by analysing previous claims and applying historical development patterns to the more recent claims, taking into account known factors which may impact upon those development patterns. The group considers this method to be the most appropriate for the class of business written, which has a relatively stable development pattern, and it is widely used in the insurance market. There have been no significant changes to the claims provisioning assumptions compared to prior years and the estimate of the ultimate cost of claims is performed regularly both internally and by the group's external actuaries. However, on the basis that the future claims development could be different from past history, a material adjustment to the level of insurance claims reserves may be required.

Tax (deferred tax asset £30.8m, current tax asset £8.1m, current tax liability £37.3m)
The group is subject to tax in the UK as well as a number of other jurisdictions. In many cases, the tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities. In some instances, this can be some years after the item has first been reflected in the financial statements. The group recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is that the final liability is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment to the level of tax balances held in the balance sheet.

Notes to the financial statements

1 Segmental reporting

Primary reporting format – business segments:

Group	Revenue 2006 £m	Revenue 2005 £m	Profit before taxation 2006 £m	Profit before taxation 2005 £m
UK home credit†	576.7	578.9	127.5	130.0
Vanquis Bank	34.2	17.8	(18.3)	(15.9)
Motor insurance	160.9	154.7	41.0	40.0
Yes Car Credit	43.7	227.5	(1.5)	(24.6)
Total UK operations	815.5	978.9	148.7	129.5
International – Established countries	338.6	347.9	58.3	54.2
– New countries*	26.7	10.7	(12.1)	(3.1)
Total international	365.3	358.6	46.2	51.1
Central – Costs	–	–	(6.0)	(8.3)
– Interest receivable†	–	–	2.4	9.1
Total central	–	–	(3.6)	0.8
	1,180.8	1,337.5	191.3	181.4
Demerger costs (note 3)	–	–	(11.1)	–
Yes Car Credit closure costs (note 3)	–	–	–	(141.0)
Total group	1,180.8	1,337.5	180.2	40.4

* New countries comprise Mexico and Romania

† The allocation of the group's interest charge to UK home credit has been changed during 2006 to reflect revised borrowings based on an average ratio of borrowings to UK home credit receivables of 80%. The impact of this in 2006 is to reduce profit in UK home credit by £12.0m and reduce the interest cost held centrally by £12.0m. 2005 results have been restated onto a comparable basis resulting in a reduction in UK home credit profit in 2005 of £16.3m and a reduction in the interest cost held centrally of £16.3m. These changes have no impact on reported group profits in either 2006 or 2005.

All of the above activities relate to continuing operations as defined in IFRS 5. Consistent with the treatment in the 2005 financial statements, the Yes Car Credit operation has been classified as part of continuing operations on the basis that revenue and impairment will continue to be generated from the loan book until it has been fully collected out.

As announced on 17 January 2007, the group is progressing the sale of the motor insurance business. Discussions with potential acquirers are proceeding satisfactorily and the board expects to complete the sale of the business before the proposed demerger becomes effective. As at the group balance sheet date, the motor insurance business did not meet the IFRS 5 criteria of an asset held for resale and, therefore, the business has been classified as part of continuing operations.

Revenue between business segments is not considered to be material.

Group	Segment assets 2006 £m	Segment assets 2005 £m	Segment liabilities 2006 £m	Segment liabilities 2005 £m	Capital expenditure 2006 £m	Capital expenditure 2005 £m	Depreciation 2006 £m	Depreciation 2005 £m	Amortisation 2006 £m	Amortisation 2005 £m
UK home credit	773.1	748.5	416.8	449.8	13.7	5.1	3.8	2.8	1.9	0.3
Vanquis Bank	104.8	65.0	72.8	30.4	1.0	1.1	0.7	0.6	0.3	0.4
Motor insurance	436.7	461.3	355.4	386.0	0.6	0.7	0.5	1.0	22.2	22.3
Yes Car Credit*	119.1	257.3	156.5	271.7	0.3	1.0	–	1.5	–	–
Total UK operations	1,433.7	1,532.1	1,001.5	1,137.9	15.6	7.9	5.0	5.9	24.4	23.0
International	450.9	420.4	361.7	357.9	17.4	12.7	7.2	5.9	–	–
Central costs	16.0	26.8	183.4	166.1	0.3	0.3	0.4	0.4	–	–
Total group	1,900.6	1,979.3	1,546.6	1,661.9	33.3	20.9	12.6	12.2	24.4	23.0

* The Yes Car Credit depreciation charge in 2005 excludes the £4.6m impairment charge relating to the closure of the business (see note 3).

1 Segmental reporting continued

Secondary reporting format – geographical segments:

Group	Revenue 2006 £m	Revenue 2005 £m	Profit before taxation 2006 £m	Profit before taxation 2005† £m	Segment assets 2006 £m	Segment assets 2005 £m	Capital expenditure 2006 £m	Capital expenditure 2005 £m
UK and Republic of Ireland	815.5	978.9	137.7	123.8	1,484.3	1,583.5	19.2	8.7
Central Europe	338.6	347.9	65.7	60.7	387.2	380.3	11.4	11.1
Mexico	26.4	10.7	(9.7)	(3.1)	26.7	15.5	2.7	1.1
Romania	0.3	–	(2.4)	–	2.4	–	–	–
	1,180.8	1,337.5	191.3	181.4	1,900.6	1,979.3	33.3	20.9
UK and Republic of Ireland:								
Demerger costs (note 3)	–	–	(11.1)	–	–	–	–	–
Yes Car Credit closure costs (note 3)	–	–	–	(141.0)	–	–	–	–
Total group	1,180.8	1,337.5	180.2	40.4	1,900.6	1,979.3	33.3	20.9

† The allocation of international UK divisional overheads has changed during 2006 to more accurately reflect the costs attributable to Central Europe, Mexico and Romania. The impact of this in 2006 is to reduce profit in Central Europe by £3.9m, increase the loss in Mexico by £0.5m and reduce costs in UK and Ireland by £4.4m. The results shown above for 2005 have been restated to reflect the results as though a similar basis of cost allocation had been adopted. Accordingly, the 2005 profit in Central Europe has been reduced by £3.5m, the 2005 loss in Mexico has been increased by £0.2m and costs in UK and Ireland in 2005 have been reduced by £3.7m. These changes have no impact on reported group or international profits.

2 Finance costs

	Group 2006 £m	Group 2005 £m
Interest payable on bank borrowings	46.4	42.2
Interest payable on private placement loan notes	16.6	16.6
Interest payable on subordinated loan notes	7.3	4.0
Net movement in the fair value of derivatives	(0.5)	(0.9)
Total	69.8	61.9

3 Profit before taxation

Profit before taxation is stated after charging/(crediting):	Group 2006 £m	Group 2005 £m
Demerger costs (see below)	11.1	–
Yes Car Credit closure costs (see below)	–	141.0
Depreciation of property, plant and equipment (note 11)	12.6	12.2
Amortisation of other intangible assets:		
– computer software (note 10)	3.5	1.3
– insurance deferred acquisition costs (note 16)	20.9	21.7
Profit on disposal of property, plant and equipment	(0.1)	–
Operating lease rentals:		
– property	13.1	17.0
– equipment	0.1	0.1
Share-based payment (credit)/charge (note 25)	(1.9)	3.2
Defined benefit pension scheme (credit)/charge (note 23)	(5.5)	10.1
Impairment of amounts receivable from customers (note 14)	323.9	353.4
Gross cost of insurance claims (note 18)	79.7	69.4
Reinsurance (credit)/cost in respect of insurance claims (note 18)	(3.5)	15.7
Cost of inventories included in operating costs	–	125.2
Auditors' remuneration:		
Audit services:		
– fees payable to the company auditors for the audit of the parent company and consolidated financial statements	0.2	0.2
Non-audit services:		
– audit of company's subsidiaries pursuant to legislation	0.4	0.4
– other services pursuant to legislation	1.1	0.1
– tax services	0.2	0.2
– other services	–	0.4

Demerger costs represent costs incurred to date in preparing for the demerger of the international business from the remainder of the group. The costs comprise £6.4m of professional fees and £4.7m of other separation costs. All of the demerger costs have been classified as administrative expenses within the consolidated income statement. £6.9m of the demerger costs relate to central with the remaining £4.2m relating to international.

The Yes Car Credit closure costs in 2005 comprise £91.0m of goodwill impairment (note 9), £14.9m of provisions for onerous property obligations (note 21), £14.4m additional impairment charge on customer receivables following closure (note 14), £10.1m provision for redundancy costs (note 21), £4.6m of impairment to property, plant and equipment (note 11), £2.0m of inventory write downs and £4.0m of other costs. Of the total closure costs, £40.1m has been classified as operating costs and £100.9m has been classified as administrative expenses within the consolidated income statement.

Other services pursuant to legislation provided by the company's auditors include £1.0m of fees in relation to the auditors acting as reporting accountants on the proposed demerger of the international business.

Included within auditors' remuneration is £0.1m (2005 £0.1m) of audit fees and £1.1m (2005 £0.4m) of non-audit fees in respect of the parent company.

4 Tax expense

	Group 2006 £m	Group 2005 £m
Current tax – UK	(2.0)	10.8
– Overseas	23.8	19.3
Total current tax	21.8	30.1
Deferred tax – UK	39.9	17.3
– Overseas	(6.4)	(7.0)
Total deferred tax	33.5	10.3
Total tax expense	55.3	40.4

Tax charge/(credit) on items taken directly to equity	Group 2006 £m	Group 2005 £m
Current tax charge/(credit) on net fair value gains/(losses) – cash flow hedges	0.2	(1.5)
Deferred tax credit on actuarial losses on retirement benefit asset/obligations	(0.1)	(6.0)
Total tax charge/(credit) on items taken directly to equity	0.1	(7.5)

The tax credit in 2006 in respect of demerger costs is £1.1m. The tax credit in 2005 in respect of Yes Car Credit closure costs was £12.8m.

The rate of tax expense on the profit before taxation for the year is higher than (2005 higher than) the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	Group 2006 £m	Group 2005 £m
Profit before taxation	180.2	40.4
Profit before taxation multiplied by the standard rate of corporation tax in the UK of 30% (2005 30%)	54.1	12.1
Effects of:		
Adjustment in respect of prior years	(3.4)	(3.7)
Adjustment in respect of foreign tax rates	(7.1)	(10.0)
Expenses not deductible for tax purposes	7.6	8.0
Impairment of goodwill not deductible for tax purposes	–	27.3
Overseas taxable dividends	4.1	6.7
Total tax expense	55.3	40.4

5 Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those shares held by the Provident Financial Qualifying Employee Share Ownership Trust and in respect of the Performance Share Plan (note 24).

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below:

Group	2006 Earnings £m	2006 Weighted average number of shares m	2006 Per share amount pence	2005 Earnings £m	2005 Weighted average number of shares m	2005 Per share amount pence
Basic EPS	124.9	254.9	49.00	–	254.3	–
Dilutive effect of options	–	0.9	(0.17)	–	0.6	–
Diluted EPS	124.9	255.8	48.83	–	254.9	–

The directors have elected to show an adjusted EPS prior to demerger costs in 2006 and Yes Car Credit closure costs in 2005. This is presented to show the EPS generated by the group's underlying operations. A reconciliation of basic and diluted EPS to adjusted and adjusted diluted EPS is as follows:

Group	2006 Earnings £m	2006 Weighted average number of shares m	2006 Per share amount pence	2005 Earnings £m	2005 Weighted average number of shares m	2005 Per share amount pence
Basic EPS	124.9	254.9	49.00	–	254.3	–
Demerger costs, net of tax credit	10.0	–	3.92	–	–	–
Yes Car Credit closure costs, net of tax credit	–	–	–	128.2	–	50.41
Adjusted EPS	134.9	254.9	52.92	128.2	254.3	50.41
Diluted EPS	124.9	255.8	48.83	–	254.9	–
Demerger costs, net of tax credit	10.0	–	3.91	–	–	–
Yes Car Credit closure costs, net of tax credit	–	–	–	128.2	–	50.29
Adjusted diluted EPS	134.9	255.8	52.74	128.2	254.9	50.29

6 Dividends

Group and company		2006 £m	2005 £m
2004 final	– 20.75p per share	–	52.7
2005 interim	– 14.06p per share	–	35.9
2005 final	– 21.37p per share	54.4	–
2006 interim	– 14.48p per share	37.0	–
Dividends paid		91.4	88.6

The directors are recommending a final dividend in respect of the financial year ended 31 December 2006 of 22.02p per share which will amount to a dividend payment of £56.4m. If approved by the shareholders at the annual general meeting on 16 May 2007, this dividend will be paid on 25 May 2007 to shareholders who are on the register of members at 10 April 2007. This dividend is not reflected in the balance sheet as at 31 December 2006 as it is subject to shareholder approval.

7 Directors' remuneration

The remuneration of the directors, who are the key management personnel of the group, is set out below in aggregate for each of the categories specified in IAS 24 'Related Party Disclosures'. Further information in respect of directors' remuneration, share options, pension contributions and pension entitlements is set out in the directors' remuneration report on pages 59 to 68.

	2006 £m	2005 £m
Short-term employee benefits	2.9	1.9
Post employment benefits	–	2.2
Share-based payment (credit)/charge	(0.4)	0.6
Total	2.5	4.7

Short-term employee benefits comprise salary/fees, bonus and benefits earned in the year. Post employment benefits represent the sum of (i) the increase in the transfer value of the accrued pension benefits (less directors' contributions) for those directors who are members of the group's defined benefit pension scheme; and (ii) company contributions into personal pension arrangements for all other directors. The share-based payment (credit)/charge is the proportion of the group's share-based payment (credit)/charge that relates to those options granted to the directors.

8 Employee information

(a) The average number of persons employed by the group (including directors) was as follows:	2006 Number	2005 Number
UK home credit	2,716	2,795
Vanquis Bank	290	291
Motor insurance	415	450
Yes Car Credit	141	1,192
Total UK operations	3,562	4,728
International	5,084	3,754
Central	63	65
Total group	8,709	8,547
Analysed as:		
Full-time	7,786	7,760
Part-time	923	787
Total	8,709	8,547

(b) Group employment costs – all employees (including directors)	2006 £m	2005 £m
Aggregate gross wages and salaries paid to the group's employees	140.5	145.3
Employers' national insurance contributions	22.8	18.9
Pension (credit)/charge	(3.7)	12.3
Share-based payment (credit)/charge	(1.9)	3.2
Total	157.7	179.7

9 Goodwill

Group	2006 £m	2005 £m
Cost		
At 1 January	94.1	87.8
Additions	–	6.3
At 31 December	94.1	94.1
Accumulated impairment losses		
At 1 January	91.0	–
Impairment on closure of Yes Car Credit	–	91.0
At 31 December	91.0	91.0
Net book value at 31 December	3.1	3.1

The increase of £6.3m in goodwill during 2005 reflected the final settlement of the contingent consideration of £19.1m in respect of the acquisition of Yes Car Credit in 2002.

Following the decision of the directors to close the Yes Car Credit operation on 14 December 2005, the whole of the goodwill in respect of that acquisition, amounting to £91.0m, was impaired in the year ended 31 December 2005.

The remaining balance on goodwill, amounting to £3.1m, relates to the acquisition of N&N Cheque Encashment Limited in 2001.

10 Other intangible assets

	Computer software	
Group	2006 £m	2005 £m
Cost		
At 1 January	28.7	19.7
Additions	6.0	9.8
Disposals	(0.2)	(0.8)
At 31 December	34.5	28.7
Amortisation		
At 1 January	1.2	0.7
Charged to the income statement	3.5	1.3
Disposals	(0.2)	(0.8)
At 31 December	4.5	1.2
Net book value at 31 December	30.0	27.5

11 Property, plant and equipment

Group	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2006	6.4	3.9	91.2	101.5
Exchange adjustments	–	–	(0.2)	(0.2)
Additions	–	0.2	33.1	33.3
Disposals	–	(3.3)	(17.9)	(21.2)
At 31 December 2006	6.4	0.8	106.2	113.4
Depreciation				
At 1 January 2006	1.2	3.4	54.1	58.7
Exchange adjustments	–	–	0.1	0.1
Charged to the income statement	0.2	0.1	12.3	12.6
Disposals	–	(3.3)	(13.4)	(16.7)
At 31 December 2006	1.4	0.2	53.1	54.7
Net book value at 31 December 2006	5.0	0.6	53.1	58.7

Group	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2005	6.7	3.5	78.4	88.6
Exchange adjustments	–	–	0.3	0.3
Additions	–	0.7	20.2	20.9
Disposals	(0.3)	(0.3)	(7.7)	(8.3)
At 31 December 2005	6.4	3.9	91.2	101.5
Depreciation				
At 1 January 2005	1.2	1.0	44.6	46.8
Exchange adjustments	–	–	0.2	0.2
Charged to the income statement	0.1	0.3	11.8	12.2
Impairment on closure of Yes Car Credit	–	2.2	2.4	4.6
Disposals	(0.1)	(0.1)	(4.9)	(5.1)
At 31 December 2005	1.2	3.4	54.1	58.7
Net book value at 31 December 2005	5.2	0.5	37.1	42.8

11 Property, plant and equipment continued

Company	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2006	4.3	0.2	2.3	6.8
Additions	–	–	0.3	0.3
Disposals	–	–	(0.3)	(0.3)
At 31 December 2006	4.3	0.2	2.3	6.8
Depreciation				
At 1 January 2006	1.2	0.1	1.3	2.6
Charged to the income statement	0.1	–	0.3	0.4
Disposals	–	–	(0.2)	(0.2)
At 31 December 2006	1.3	0.1	1.4	2.8
Net book value at 31 December 2006	3.0	0.1	0.9	4.0

Company	Freehold land and buildings £m	Leasehold land and buildings £m	Equipment and vehicles £m	Total £m
Cost				
At 1 January 2005	4.3	0.2	2.2	6.7
Additions	–	–	0.3	0.3
Disposals	–	–	(0.2)	(0.2)
At 31 December 2005	4.3	0.2	2.3	6.8
Depreciation				
At 1 January 2005	1.1	–	1.2	2.3
Charged to the income statement	0.1	0.1	0.2	0.4
Disposals	–	–	(0.1)	(0.1)
At 31 December 2005	1.2	0.1	1.3	2.6
Net book value at 31 December 2005	3.1	0.1	1.0	4.2

12 Investment in subsidiaries

Company	2006 £m	2005 (restated) £m
Cost		
At 1 January	421.8	391.7
Additions	10.1	30.1
Disposals	(0.7)	–
At 31 December	431.2	421.8
Accumulated impairment losses		
At 1 January	32.0	9.0
Charged to the income statement	0.4	23.0
At 31 December	32.4	32.0
Total cost less impairment at 31 December	398.8	389.8

The additions to investments in 2006 represents a further £10.0m (2005 £28.0m) investment in the equity of Vanquis Bank Limited and an investment of £0.1m in the equity of Yesinsurance Services Limited.

The disposal in the year represents the release of share-based payment reserves in respect of options over Provident Financial plc shares which have been granted to employees of subsidiary companies of £0.7m (2005 addition of £2.1m).

The impairment charge arising during 2005 related to the write-down in the investments comprising the Yes Car Credit business following the decision to close that business on 14 December 2005. A further impairment charge of £0.4m arose in the year to 31 December 2006 in respect of companies in the Yes Car Credit business.

Prior year adjustment
During 2006, IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions' was issued and is effective for periods beginning on or after 1 March 2007. The company has elected to early adopt the interpretation which has resulted in a change in the accounting for share-based payment awards to employees of subsidiary companies in the company financial statements. There is no impact on the group financial statements of the adoption of IFRIC 11.

Historically, the company accounted for share-based payment awards made to employees of the company only. A charge was made to the income statement each year for the fair value of the awards made with a corresponding credit to the share-based payment reserve held within equity. IFRIC 11 requires that share-based payment awards made by the company to employees of subsidiary companies should also be reflected in the financial statements of the company but as an increase in the investment in subsidiaries (as opposed to a charge to the income statement) with the corresponding credit being made to the share-based payment reserve within equity. The adoption of IFRIC 11 has been treated as a change in accounting policy and prior year comparatives have been restated accordingly. There has been no impact on the income statement or retained earnings of the company.

The prior year restatement has increased the cost of investment in subsidiaries at 1 January 2005 by £1.2m, from £390.5m to £391.7m, increased 2005 additions to investment in subsidiaries by £2.1m, from £28.0m to £30.1m, and increased the cost of investments in subsidiaries at 31 December 2005 by £3.3m, from £418.5m to £421.8m. The overall carrying value of investment in subsidiaries at 31 December 2005 has increased by £3.3m, from £386.5m to £389.8m. The corresponding credits to each of the aforementioned adjustments have been made to the share-based payment reserve resulting in the 2005 closing share-based payment reserve increasing by £3.3m, from £1.9m to £5.2m. 2005 net assets have been increased by £3.3m, from £969.8m to £973.1m.

Had IFRIC 11 not been adopted in the 2006 financial statements, the disposal of investment in subsidiaries in 2006 would have been reduced by £0.7m, from £0.7m to £nil, the cost of investment in subsidiaries at 31 December 2006 would have been reduced by £2.6m, from £431.2m to £428.6m, and the carrying value of investment in subsidiaries at 31 December 2006 would have been reduced by £2.6m, from £398.8m to £396.2m. The share-based payment reserve at 31 December 2006 would have been reduced by £2.6m, from £3.3m to £0.7m.

12 Investment in subsidiaries continued

The following are the subsidiary undertakings which, in the opinion of the directors, principally affect the profit or assets of the group. A full list of subsidiary undertakings will be annexed to the next annual return of the company to be filed with the Registrar of Companies. All subsidiaries are consolidated and are held by wholly-owned intermediate companies, except for those noted below, which are held directly by the company.

		Country of incorporation or registration	Class of capital	% holding
UK home credit	Provident Personal Credit Limited	England	Ordinary	100
	Greenwood Personal Credit Limited	England	Ordinary	100
Vanquis Bank	Vanquis Bank Limited	England	Ordinary	100*
Motor insurance	Provident Insurance plc	England	Ordinary	100*
	Provident Reinsurance Limited	Guernsey	Ordinary	100
	Yesinsurance Services Limited	England	Ordinary	100*
Yes Car Credit	Direct Auto Finance Limited	England	Ordinary	100
	Direct Auto Financial Services Limited	England	Ordinary	100
International	Provident International Holdings Limited	England	Ordinary	100
	Provident Polska S.A.	Poland	Ordinary	100
	Provident Financial s.r.o.	Czech Republic	Ordinary	100
	Provident Financial Rt.	Hungary	Ordinary	100
	Provident Financial s.r.o.	Slovakia	Ordinary	100
	Provident Mexico S.A. de C.V.	Mexico	Ordinary	100
	Provident Financial Romania S.A.R	Romania	Ordinary	100

* Shares held directly

The above companies operate principally in their country of operation or registration.

The financial year end of all subsidiaries is 31 December except for Provident Insurance plc. That company's financial year end is 30 June; this, in the opinion of the directors, best facilitates the negotiation of reinsurance arrangements. Accordingly, the management accounts of that company for the year ended 31 December 2006, which have been subject to certain audit procedures, have been consolidated.

13 Trade and other receivables

	Company	
Non-current assets	2006 £m	2005 £m
Amounts owed by group undertakings	441.5	438.0

£3.5m (2005 £nil) of the amounts owed by group undertakings represents a fixed interest loan accruing interest at a rate of 9.16% per annum which is repayable on 30 June 2012 with an option to repay on 1 July 2008. The remaining £438.0m (2005 £438.0m) of amounts owed by group undertakings is unsecured, due for repayment in more than one year and accrues interest at rates linked to LIBOR.

	Group		Company	
Current assets	2006 £m	2005 £m	2006 £m	2005 £m
Trade debtors	2.0	2.8	–	–
Other debtors	10.3	11.5	–	–
Amounts owed by group undertakings	–	–	888.3	841.3
Prepayments and accrued income	18.3	18.6	4.3	4.4
Total	30.6	32.9	892.6	845.7

Amounts owed by group undertakings are unsecured, repayable on demand and accrue interest at rates linked to LIBOR.

The fair value of trade and other receivables equates to their book value (2005 fair value equalled book value).

14 Amounts receivable from customers

Amounts receivable from customers	Group 2006 £m	2005 £m
UK home credit	695.6	649.9
Vanquis Bank	97.5	60.0
Yes Car Credit	108.6	235.3
Total UK operations	901.7	945.2
International	331.0	328.7
Total	1,232.7	1,273.9
Analysed as – due within one year	1,103.2	952.8
– due in two to five years	129.5	321.1
	1,232.7	1,273.9

Amounts receivable from customers comprise the amounts receivable from customers held at amortised cost and are equal to the expected future cash flows receivable discounted at the average EIR of 104% (2005 115%). All amounts receivable from customers are at fixed interest rates. The average period to maturity of the amounts receivable from customers is 6.4 months (2005 7.9 months). The fair value of amounts receivable from customers is approximately £1.4 billion (2005 £1.5 billion). Fair value has been derived by discounting expected future cash flows (net of collection costs) at an appropriate discount rate.

The currency profile of amounts receivable from customers is as follows:

Currency	Group 2006 £m	2005 £m
Sterling	873.3	919.2
Euro	28.4	26.0
Polish zloty	164.1	177.7
Czech crown	64.6	55.2
Hungarian forint	60.1	64.6
Slovak crown	23.1	19.8
Mexican peso	18.1	11.4
Romanian leu	1.0	–
Total	1,232.7	1,273.9

The impairment charge in respect of amounts receivable from customers reflected within operating costs can be analysed as follows:

Impairment charge	Group 2006 £m	2005 £m
UK home credit	178.8	171.8
Vanquis Bank	19.4	12.4
Yes Car Credit	22.6	36.8
Total UK operations	220.8	221.0
International	103.1	132.4
Total	323.9	353.4

In 2005, the Yes Car Credit impairment charge excludes £14.4m of additional impairment which arose as a result of the expected deterioration in collections performance following the closure of the business.

14 Amounts receivable from customers continued

Revenue recognised on amounts receivable from customers which have been impaired can be analysed as follows:

Revenue recognised on impaired loans	Group 2006 £m	Group 2005 £m
UK home credit	183.8	187.0
Vanquis Bank	4.8	3.6
Yes Car Credit	10.1	34.6
Total UK operations	198.7	225.2
International	141.0	123.2
Total	339.7	348.4

15 Cash and cash equivalents

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash at bank and in hand	61.9	54.6	147.0	132.2
Short-term deposits	376.9	397.3	–	–
Total	438.8	451.9	147.0	132.2

£376.6m (2005 £395.7m) of the short-term deposits and £10.6m (2005 £8.8m) of the cash at bank and in hand are held by businesses in the group that are regulated. The regulators of these businesses require their investments and cash to be retained within the relevant company and these monies cannot be used to finance other parts of the group or to repay group borrowings. These monies are invested and held on deposit, pending future claims payments and payments to insurance companies.

The average period to maturity of the short-term deposits is 1.5 months (2005 1.5 months). This excludes the impact of interest rate swaps that hedge the interest rate risk on the deposits. Including interest rate swaps, the average period to maturity of short-term deposits is 26 months (2005 24 months).

The currency profile of cash and cash equivalents is as follows:

Currency	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Sterling	407.9	421.6	2.5	1.3
Polish zloty	11.4	9.7	144.5	130.9
Czech crown	9.9	13.1	–	–
Hungarian forint	4.1	3.5	–	–
Slovak crown	1.9	2.0	–	–
Mexican peso	3.0	2.0	–	–
Romanian leu	0.6	–	–	–
Total	438.8	451.9	147.0	132.2

The company participates in a netting arrangement with its subsidiary, Provident Polska S.A, whereby Provident Polska S.A borrows zloty from an external bank and the company deposits an equivalent amount of zloty with the same bank. The group has a legally enforceable right to offset the deposit and borrowing and the amounts are periodically settled on a net basis. Accordingly, in the group financial statements, the deposit and borrowing are offset.

All of the cash and cash equivalents accrue interest at floating rates linked to the relevant national equivalent of LIBOR. Including the impact of fixed interest rate swaps, the weighted average fixed interest rate on cash and cash equivalents was 4.97% (2005 4.93%). The fair value of cash and cash equivalents approximates to their book value (2005 fair value approximated to book value).

16 Insurance assets

	Group 2006 £m	2005 £m
Amounts due from policyholders and intermediaries	14.2	15.4
Amounts prepaid to reinsurers	–	1.9
Deferred acquisition costs (intangible asset)	10.9	10.4
Amounts recoverable from reinsurers in respect of outstanding claims	31.1	37.7
Total	56.2	65.4

A reconciliation of the movement in deferred acquisition costs is set out below:

	Group 2006 £m	2005 £m
At 1 January	10.4	11.4
Incurred during the period	21.4	20.7
Amortised during the period	(20.9)	(21.7)
At 31 December	10.9	10.4

17 Trade and other payables

	Group		Company	
Current liabilities	2006 £m	2005 £m	2006 £m	2005 £m
Trade creditors	26.5	36.9	–	–
Amounts owed to group undertakings	–	–	271.7	256.8
Other creditors, including taxation and social security	13.3	12.0	0.2	0.2
Accruals	74.3	77.1	17.5	14.8
Total	114.1	126.0	289.4	271.8

The fair value of trade and other payables equates to their book value (2005 fair value equalled book value).

Non-current liabilities	Company 2006 £m	2005 £m
Amounts owed to group undertakings	136.8	131.3

£5.5m (2005 £nil) of the amounts owed to group undertakings represents a fixed interest loan accruing interest at a rate of 6.56% per annum which is repayable on 30 June 2012 with an option to repay on 1 July 2008. The remaining £131.3m (2005 £131.3m) of amounts owed to group undertakings is unsecured, due for repayment in more than one year and accrues interest at rates linked to LIBOR.

18 Insurance accruals and deferred income

	Group 2006 £m	Group 2005 £m
Provision for unpaid insurance claims	248.6	284.0
Unearned insurance premiums	79.5	74.8
Other deferred income	0.2	0.4
Total	328.3	359.2

(a) Provision for unpaid claims and unearned premiums

	Group 2006 £m	Group 2005 £m
Gross		
Claims reported	245.8	279.9
Claims incurred but not reported	2.8	4.1
Total claims	248.6	284.0
Unearned premium	79.5	74.8
Total insurance liabilities – gross	328.1	358.8
Recoverable from reinsurers (note 16)		
Claims reported	31.1	37.7
Claims incurred but not reported	–	–
Total reinsurers' share of insurance liabilities	31.1	37.7
Net		
Claims reported	214.7	242.2
Claims incurred but not reported	2.8	4.1
Total net claims	217.5	246.3
Unearned premium	79.5	74.8
Total insurance liabilities net of reinsurance recoverable	297.0	321.1

18 Insurance accruals and deferred income continued

(b) Insurance claims – gross

	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	Group Total £m
Estimate of ultimate claims costs:							
– at end of financial year	179.3	196.7	167.3	128.1	121.7	127.3	920.4
– one year later	4.9	(2.4)	(2.4)	(5.2)	(0.4)	–	(5.5)
– two years later	(8.6)	(5.4)	(6.6)	(6.2)	–	–	(26.8)
– three years later	(5.4)	(5.2)	(13.7)	–	–	–	(24.3)
– four years later	(5.8)	(15.1)	–	–	–	–	(20.9)
– five years later	(10.5)	–	–	–	–	–	(10.5)
Current estimate of cumulative claims	153.9	168.6	144.6	116.7	121.3	127.3	832.4
Cumulative payments to date	(144.7)	(145.1)	(112.3)	(80.7)	(71.1)	(49.3)	(603.2)
Liability recognised in balance sheet in respect of accident years 2001 to 2006	9.2	23.5	32.3	36.0	50.2	78.0	229.2
Liability in respect of accident years prior to 2001							19.4
Total liability included in the balance sheet							248.6

(c) Insurance claims – net of reinsurance recoverable

	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	Group Total £m
Estimate of ultimate claims costs:							
– at end of financial year	162.0	175.8	150.1	113.5	110.0	118.5	829.9
– one year later	(0.9)	(0.1)	0.7	4.0	5.2	–	8.9
– two years later	(0.1)	(0.5)	(0.3)	(5.1)	–	–	(6.0)
– three years later	(1.6)	(1.5)	(10.9)	–	–	–	(14.0)
– four years later	(2.1)	(13.1)	–	–	–	–	(15.2)
– five years later	(10.6)	–	–	–	–	–	(10.6)
Current estimate of cumulative claims	146.7	160.6	139.6	112.4	115.2	118.5	793.0
Cumulative payments to date	(141.0)	(141.8)	(112.1)	(80.8)	(67.5)	(45.9)	(589.1)
Liability recognised in balance sheet in respect of accident years 2001 to 2006	5.7	18.8	27.5	31.6	47.7	72.6	203.9
Liability in respect of accident years prior to 2001							13.6
Total liability included in the balance sheet net of reinsurance recoverable							217.5

18 Insurance accruals and deferred income continued

(d) Reconciliation of movements in insurance liabilities and reinsurance assets

A reconciliation of the movement in insurance liabilities and related reinsurance assets is presented below:

Group	2006 Gross £m	2006 Reinsurance £m	2006 Net £m	2005 Gross £m	2005 Reinsurance £m	2005 Net £m
Notified claims	279.9	(37.7)	242.2	335.4	(60.2)	275.2
Incurred but not reported claims	4.1	–	4.1	8.0	–	8.0
Total at 1 January	284.0	(37.7)	246.3	343.4	(60.2)	283.2
Cash paid for claims settled in the year	(115.1)	10.1	(105.0)	(128.8)	6.8	(122.0)
Increase/(reduction) in liabilities:	79.7	(3.5)	76.2	69.4	15.7	85.1
– arising from current year claims	127.3	(8.4)	118.9	121.7	(11.7)	110.0
– arising from prior year claims	(47.6)	4.9	(42.7)	(52.3)	27.4	(24.9)
Total at 31 December	248.6	(31.1)	217.5	284.0	(37.7)	246.3
Notified claims	245.8	(31.1)	214.7	279.9	(37.7)	242.2
Incurred but not reported claims	2.8	–	2.8	4.1	–	4.1
Total at 31 December	248.6	(31.1)	217.5	284.0	(37.7)	246.3

(e) Provision for unearned premiums

	Group 2006 £m	Group 2005 £m
At 1 January	74.8	81.0
Written in the year	158.0	154.7
Earned in the year	(153.3)	(160.9)
At 31 December	79.5	74.8

19 Bank and other borrowings

(a) Borrowing facilities and borrowings

Borrowing facilities principally comprise arrangements with banks for committed revolving loan facilities in a number of currencies for periods of up to seven years, together with overdrafts and uncommitted loans which are repayable on demand, loan notes privately placed with US and UK institutions (see note 19(d) below) and subordinated loan notes which were issued publicly in 2005 (see 19(e) below).

At 31 December 2006 borrowings under these facilities amounted to £1,021.0m (2005 £982.9m).

(b) Maturity profile of bank and other borrowings

The maturity of the group's borrowings, together with the maturity of committed facilities, is as follows:

Group	2006 Borrowing facilities available £m	2006 Borrowings £m	2005 Borrowing facilities available £m	2005 Borrowings £m
Repayable:				
On demand	20.8	7.2	10.6	7.5
In less than one year	231.9	80.2	40.7	27.7
Between one and two years	365.8	246.0	216.8	125.5
Between two and five years	721.1	510.8	983.6	533.8
In more than five years	252.3	176.8	335.0	288.4
Total	1,591.9	1,021.0	1,586.7	982.9

The average period to maturity of the group's committed facilities was 3.0 years (2005 3.9 years).

The maturity of the company's borrowings, together with the maturity of committed facilities, is as follows:

Company	2006 Borrowing facilities available £m	2006 Borrowings £m	2005 Borrowing facilities available £m	2005 Borrowings £m
Repayable:				
On demand	19.0	7.2	10.6	7.5
In less than one year	40.5	5.9	17.5	12.9
Between one and two years	195.0	106.8	30.0	12.0
Between two and five years	399.9	236.7	575.5	208.0
In more than five years	178.6	103.2	204.5	155.9
Total	833.0	459.8	838.1	396.3

The average period to maturity of the company's committed facilities was 3.4 years (2005 4.3 years).

19 Bank and other borrowings continued

(c) Interest rate and currency profile of bank and other borrowings
Before taking account of the various interest rate swaps and currency swap arrangements entered into by the group and company, the interest rate and currency exposure on borrowings is as follows:

Group	2006 Total £m	2006 Fixed £m	2006 Floating £m	2005 Total £m	2005 Fixed £m	2005 Floating £m
Sterling	576.0	144.0	432.0	506.6	144.0	362.6
US dollar	153.8	153.8	–	175.1	175.1	–
Euro	30.1	–	30.1	26.2	–	26.2
Polish zloty	102.4	–	102.4	122.1	–	122.1
Czech crown	50.2	–	50.2	60.0	–	60.0
Hungarian forint	54.1	–	54.1	57.9	–	57.9
Slovak crown	29.0	–	29.0	23.4	–	23.4
Mexican peso	25.4	–	25.4	11.6	–	11.6
Total	1,021.0	297.8	723.2	982.9	319.1	663.8

Company	2006 Total £m	2006 Fixed £m	2006 Floating £m	2005 Total £m	2005 Fixed £m	2005 Floating £m
Sterling	367.3	142.0	225.3	301.3	142.0	159.3
US dollar	44.9	44.9	–	51.1	51.1	–
Euro	30.1	–	30.1	26.2	–	26.2
Polish zloty	15.5	–	15.5	15.8	–	15.8
Czech crown	2.0	–	2.0	1.9	–	1.9
Total	459.8	186.9	272.9	396.3	193.1	203.2

As detailed in note 20, the group and company have entered into various interest rate swaps and currency swap arrangements to hedge the above interest rate and currency exposures on their borrowings. After taking account of the aforementioned interest rate swaps, the group's fixed rate borrowings are £493.5m (2005 £526.5m) and the company's fixed rate borrowings are £206.4m (2005 £267.1m). After taking account of cross currency swaps, the group and company have no foreign exchange exposure to borrowings denominated in US dollars (2005 £nil).

(d) Private placement loan notes
On 10 May 2001, the company issued private placement loan notes as follows:

(i) £42m of 7.21% loan notes repayable on 10 May 2011;

(ii) US$64m of 7.40% loan notes repayable on 10 May 2008; and

(iii) US$24m of 7.60% loan notes repayable on 10 May 2011.

On 24 April 2003, the group issued more loan notes as follows:

(i) US$44m of 5.81% loan notes repayable on 24 April 2010; and

(ii) US$76m of 6.34% loan notes repayable on 24 April 2013.

On 12 August 2004, the group issued further loan notes as follows:

(i) US$30m of 6.02% loan notes repayable on 12 August 2011;

(ii) US$67m of 6.45% loan notes repayable on 12 August 2014; and

(iii) £2m of 7.01% loan notes repayable on 12 August 2014.

As set out in note 19(c), cross currency swaps have been put in place to swap the proceeds and liabilities for principal and interest under the US dollar denominated loan notes into sterling.

19 Bank and other borrowings continued

(e) Subordinated loan notes

On 15 June 2005, the company issued £100.0m of subordinated loan notes. The loan notes accrue interest at 7.125% and are repayable on 15 June 2015. The company has an option to redeem the loan notes at par on 15 June 2010.

(f) Loan notes issued to vendors on acquisition of Yes Car Credit

As part of the consideration for the acquisition of Yes Car Credit, the group issued loan notes of £6.7m to certain vendors which carry interest rates linked to LIBOR. £1.4m of these loan notes remain outstanding as at 31 December 2006 (2005 £1.4m).

(g) Undrawn committed borrowing facilities

The undrawn committed borrowing facilities at 31 December were as follows:

Group	2006 £m	2005 £m
Expiring within one year	151.7	13.0
Expiring within one to two years	119.8	91.3
Expiring in more than two years	285.8	496.4
Total	557.3	600.7

Company	2006 £m	2005 £m
Expiring within one year	34.6	4.6
Expiring within one to two years	88.2	18.0
Expiring in more than two years	238.6	416.1
Total	361.4	438.7

(h) Weighted average interest rates and periods to maturity

The weighted average interest rate and the weighted average period to maturity of the group and company's fixed rate borrowings at 31 December were:

	2006		2005	
Group	Weighted average interest rate %	Weighted average period to maturity years	Weighted average interest rate %	Weighted average period to maturity years
Sterling	7.15	7.26	7.15	8.26
US dollar	6.58	4.81	6.58	5.81

	2006		2005	
Company	Weighted average interest rate %	Weighted average period to maturity years	Weighted average interest rate %	Weighted average period to maturity years
Sterling	7.15	7.25	7.15	8.25
US dollar	7.45	2.18	7.45	3.18

After taking account of interest rate swaps and cross currency swaps, the sterling weighted average fixed interest rate for the group is 6.46% (2005 6.20%) and for the company is 7.30% (2005 6.77%). The weighted average period to maturity on the same basis is 4.5 years (2005 4.7 years) for the group and 5.7 years (2005 5.6 years) for the company. There is no foreign exchange or interest rate risk denominated in US dollars after taking account of cross currency swaps (2005 £nil).

19 Bank and other borrowings continued

(i) Fair values

The fair values of the group and company's bank and other borrowings are compared to their book values as follows:

Group	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Bank loans and overdrafts	723.2	723.3	663.8	663.8
UK private placement loan notes	44.0	46.5	44.0	49.7
US dollar private placement loan notes	153.8	157.1	175.1	183.7
Subordinated loan notes	100.0	101.1	100.0	101.5

Company	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Bank loans and overdrafts	272.9	272.9	203.2	203.2
UK private placement loan notes	42.0	44.2	42.0	47.3
US dollar private placement loan notes	44.9	45.8	51.1	55.0
Subordinated loan notes	100.0	101.1	100.0	101.5

The fair value of the UK private placement loan notes and US dollar private placement loan notes has been calculated by discounting the expected future cash flows at the interest rate yield curves prevailing at 31 December. The fair value of the subordinated loan notes equates to the publicly quoted market price of the loan notes at 31 December.

20 Derivative financial instruments

An explanation of the group's objectives, policies and strategies in the use of derivative financial instruments and other financial instruments is included in the financial review on pages 44 to 45.

The fair value of derivative financial instruments is set out below:

Group	2006 Assets £m	2006 Liabilities £m	2005 Assets £m	2005 Liabilities £m
Interest rate swaps	2.7	5.2	5.4	5.2
Currency swaps	–	38.2	3.5	23.5
Foreign currency contracts	–	0.7	0.1	1.4
Total	2.7	44.1	9.0	30.1

Company	2006 Assets £m	2006 Liabilities £m	2005 Assets £m	2005 Liabilities £m
Interest rate swaps	1.7	–	0.9	1.1
Currency swaps	–	16.9	–	11.9
Total	1.7	16.9	0.9	13.0

The fair value of derivative financial instruments has been calculated by discounting expected future cash flows using interest rate yield curves and forward foreign exchange rates prevailing at 31 December.

Interest rate swaps

The total notional principal of outstanding interest rate swaps that the group is committed to is £1,161.3m (2005 £1,313.7m) and for the company is £260.5m (2005 £330.7m).

20 Derivative financial instruments continued

Interest rate swaps continued

The weighted average interest rate and period to maturity of the group and company interest rate swaps were as follows:

Group	2006 Weighted average interest rate %	2006 Range of interest rates %	2006 Weighted average period to maturity years	2005 Weighted average interest rate %	2005 Range of interest rates %	2005 Weighted average period to maturity years
Sterling	4.7	3.8-5.8	1.6	4.6	3.8-5.8	1.7
Euro	3.2	2.5-3.9	1.0	3.0	2.3-3.9	1.3
Polish zloty	5.8	4.5-7.9	1.3	5.9	4.5-7.9	1.4
Czech crown	3.2	2.3-4.2	1.0	3.3	2.3-4.2	1.4
Hungarian forint	7.8	6.3-9.6	1.3	8.0	6.3-10.9	1.3
Slovak crown	3.9	2.7-5.3	1.3	4.1	2.7-5.0	1.4
Mexican peso	8.7	8.2-9.7	1.9	9.6	9.4-9.7	2.2

Company	2006 Weighted average interest rate %	2006 Range of interest rates %	2006 Weighted average period to maturity years	2005 Weighted average interest rate %	2005 Range of interest rates %	2005 Weighted average period to maturity years
Sterling	4.8	4.0-5.4	0.6	4.8	3.9-5.4	1.3
Euro	3.2	2.5-3.9	1.0	3.0	2.3-3.9	1.3
Polish zloty	4.5	4.5-4.5	3.0	4.5	4.5-4.5	4.0

For both the group and the company, the majority of these interest rate swaps are designated and are effective under IAS 39 as cash flow hedges and the fair value thereof has been deferred in equity within the hedging reserve. A credit of £0.3m for the group (2005 credit of £0.6m) and a credit of £0.1m for the company (2005 credit of £0.2m) has been made to the income statement in the year representing the movement in the fair value of the ineffective portion of the interest rate swaps.

Currency swaps

The total notional amount of outstanding currency swaps that the group is committed to is £190.8m (2005 £190.8m) and for the company is £61.5m (2005 £61.5m).

The company has put in place cross currency swaps to swap the principal and fixed rate interest under the US dollar private placement loan notes issued in 2001 into fixed rate interest sterling liabilities with a weighted average interest rate of 7.66% (a range of 7.6% to 7.7%) and maturity dates matching the underlying loan notes (note 19(d)).

The group has put in place cross currency swaps to swap the principal and fixed rate interest under the US dollar private placement loan notes issued in 2003 into fixed rate interest sterling liabilities with a weighted average interest rate of 6.7% (a range of 6.6% to 6.8%) and maturity dates matching the underlying loan notes (note 19(d)).

The group has put in place cross currency swaps to swap the principal and fixed rate interest under the US dollar private placement loan notes issued in 2004 into floating rate interest sterling liabilities at a range between LIBOR +1.58% and LIBOR +1.63% with maturity dates matching the underlying loan notes (note 19(d)). The currency swaps are designated and are effective under IAS 39 as fair value hedges. The movement in the fair value of the swaps has therefore been taken to the consolidated income statement together with the movement in the fair value of the underlying hedged loan notes. The net difference between the movements in the fair value of the swap and the loan notes resulted in a charge to the consolidated income statement of £0.1m (2005 credit of £0.2m).

Foreign exchange contracts

The total notional amount of outstanding foreign exchange contracts that the group is committed to is £46.9m (2005 £65.1m) and for the company is £nil (2005 £1.1m). These comprise:

- forward foreign exchange contracts to buy or sell sterling for a total notional amount of £8.5m for the group (2005 £7.5m) and £nil for the company (2005 £1.1m). These contracts have various maturity dates up to October 2007 (2005 September 2006). In 2006 and 2005, for both the group and the company, the contracts have been designated and are effective as cash flow hedges under IAS 39 and accordingly the fair value thereof has been deferred in equity within the hedging reserve.
- foreign exchange put/sterling call options with a total nominal amount of £38.4m for the group (2005 £57.6m). These options have various maturity dates up to December 2007 (2005 December 2006). The options are taken out to economically hedge the translation risk on the profit/loss of overseas countries but do not qualify for hedge accounting under IAS 39. The credit to the consolidated income statement in 2006 in respect of these options was £0.5m (2005 credit of £0.1m).

21 Provisions

Group	Onerous property obligations £m	Restructuring provision £m	Total £m
At 1 January 2006	14.9	9.8	24.7
Utilised in the year	(13.1)	(9.8)	(22.9)
At 31 December 2006	1.8	–	1.8
Included in current liabilities			1.8
Included in non-current liabilities			–
			1.8

The onerous property obligation provision was created on closure of Yes Car Credit and related to the estimated costs of exiting the Yes Car Credit property portfolio. The provision was calculated by taking into account the full lease term, any sublet income that was recoverable and the potential for lease assignment. During the year, 26 properties were disposed of at a total cost of £13.1m. The £1.8m provision as at 31 December 2006 relates to the anticipated disposal costs of the remaining four properties.

The restructuring provision related to redundancy and other people related costs following the announcement of the closure of Yes Car Credit on 14 December 2005. The provision covered the redundancy costs of approximately 820 employees. £0.3m of the provision was used in 2005 with the remainder, amounting to £9.8m, being fully utilised during 2006.

22 Deferred tax

Deferred tax is calculated in full on temporary differences under the balance sheet liability method using a tax rate of 30% (2005 30%) or the appropriate overseas tax rate. The movement in the deferred tax asset/(liability) during the year can be analysed as follows:

	Group		Company	
Asset/(liability)	2006 £m	2005 £m	2006 £m	2005 £m
At 1 January	64.5	67.0	7.6	6.8
Charge to the income statement	(33.5)	(10.3)	(8.1)	(0.4)
Tax (charge)/credit on items taken directly to equity	(0.1)	7.5	(0.8)	1.2
Exchange differences	(0.1)	0.3	–	–
At 31 December	30.8	64.5	(1.3)	7.6

An analysis of the deferred tax asset/(liability) is set out below:

	Group				Company			
Asset/(liability)	Accelerated capital allowances £m	Other temporary differences £m	Retirement benefit obligations £m	Total £m	Accelerated capital allowances £m	Other temporary differences £m	Retirement benefit obligations £m	Total £m
At 1 January 2006	(1.5)	24.7	41.3	64.5	(0.1)	1.2	6.5	7.6
Charge/(credit) to the income statement	2.1	1.4	(37.0)	(33.5)	–	(2.5)	(5.6)	(8.1)
Tax (charge)/credit on items taken directly to equity	–	(0.2)	0.1	(0.1)	–	(0.9)	0.1	(0.8)
Exchange differences	–	(0.1)	–	(0.1)	–	–	–	–
At 31 December 2006	0.6	25.8	4.4	30.8	(0.1)	(2.2)	1.0	(1.3)

Deferred tax assets have been recognised in respect of all tax losses and other temporary timing differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Deferred tax has not been provided on temporary differences arising on investments in certain overseas subsidiaries because the company is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future. The company's policy is to retain profits in such overseas subsidiaries for the foreseeable future. The aggregate temporary differences in respect of which no deferred tax has been provided amounts to £199.6m (2005 £163.5m). The unprovided deferred tax amounts to £22.7m (2005 £20.6m).

23 Retirement benefit asset/obligations

a) Pension schemes – defined benefit

The group and company operate a number of UK-based pension schemes. The two major defined benefit schemes are the Provident Financial Senior Pension Scheme ('the senior pension scheme') and the Provident Financial Staff Pension Scheme ('the staff pension scheme'). The schemes cover 78% of employees with company provided pension arrangements and are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full group review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The most recent actuarial valuations of scheme assets and the present value of the defined benefit obligation were carried out at 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on the preliminary results of these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 31 December 2006. Scheme assets are stated at fair value at 31 December 2006. The major assumptions used by the actuary were:

		Group and company	
		2006 %	2005 %
Price inflation		3.10	2.80
Rate of increase in pensionable salaries		4.68	4.38
Rate of increase to pensions in payment		3.10	2.80
Discount rate		5.10	4.80
Long-term rate of return	– Equities	7.85	7.85
	– Bonds	5.10	4.10
	– Index-linked gilts	4.50	4.10
	– Other	5.25	4.50
	– Overall (weighted average)	6.62	6.74

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the consolidated income statement would have increased by approximately £0.4m and the defined benefit obligation would have increased by approximately £20.0m.

The amounts recognised in the balance sheet are as follows:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Equities	254.5	226.9	31.7	28.3
Bonds	22.1	21.9	2.9	2.9
Index-linked gilts	21.8	21.2	4.1	3.9
Other	169.5	61.1	21.3	6.8
Total fair value of scheme assets	467.9	331.1	60.0	41.9
Present value of funded defined benefit obligations	(459.0)	(436.7)	(59.5)	(56.6)
Net asset/(liability) recognised in the balance sheet	8.9	(105.6)	0.5	(14.7)

The assets and liabilities of the group pension schemes have been allocated between subsidiary companies on a pro-rata basis based upon the agreed actual employer cash contributions made by each subsidiary company.

23 Retirement benefit asset/obligations continued

The amounts recognised in the income statement are as follows:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Current service cost	(7.6)	(7.2)	(0.6)	(0.7)
Interest cost	(21.0)	(19.6)	(2.7)	(2.6)
Expected return on scheme assets	27.5	16.7	3.5	2.0
Past service credit	2.2	–	0.1	–
Curtailment credit	4.4	–	–	–
Net credit/(charge) recognised in the income statement	5.5	(10.1)	0.3	(1.3)

The net credit/(charge) recognised in the income statement has been included within administrative expenses.

From 5 April 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits has meant that in most cases members of the pension schemes will be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a £2.2m past service saving relating to deferred members of the pension schemes and a £4.4m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Fair value of scheme assets at 1 January	331.1	231.4	41.9	29.5
Expected return on scheme assets	27.5	16.7	3.5	2.0
Actuarial gains on scheme assets	7.1	30.3	0.9	4.1
Contributions by the group/company	109.3	54.4	15.2	7.4
Contributions paid by scheme participants	3.5	3.8	0.4	0.2
Net benefits paid out	(10.6)	(5.5)	(1.9)	(1.3)
Fair value of scheme assets at 31 December	467.9	331.1	60.0	41.9

The group made additional special contributions of £13.0m (company £2.2m) in May 2005 and £31.0m (company £4.4m) in December 2005. A further special contribution of £102.2m (company £14.6m) was made in January 2006 in order to ensure that the defined benefit schemes were fully funded based on the June 2005 deficit position. The increase in the group's interest payable after funding the deficit is broadly offset by a reduction in the underlying IAS 19 pension charge to the consolidated income statement. Regular employer contributions to the consolidated pension schemes in 2007 are expected to be £5.5m (company £0.4m).

Movements in the present value of the defined benefit obligation were as follows:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Defined benefit obligation at 1 January	(436.7)	(361.2)	(56.6)	(48.5)
Current service cost	(7.6)	(7.2)	(0.6)	(0.7)
Interest cost	(21.0)	(19.6)	(2.7)	(2.6)
Past service credit	2.2	–	0.1	–
Curtailment credit	4.4	–	–	–
Contributions paid by scheme participants	(3.5)	(3.8)	(0.4)	(0.2)
Actuarial losses on scheme liabilities	(7.4)	(50.4)	(1.2)	(5.9)
Net benefits paid out	10.6	5.5	1.9	1.3
Defined benefit obligation at 31 December	(459.0)	(436.7)	(59.5)	(56.6)

23 Retirement benefit asset/obligations continued

The actual return on scheme assets compared to the expected return is as follows:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Expected return on scheme assets	27.5	16.7	3.5	2.0
Actuarial gains on scheme assets	7.1	30.3	0.9	4.1
Actual return on scheme assets	34.6	47.0	4.4	6.1

Actuarial gains and losses have been recognised through the Statement of Recognised Income and Expense (SORIE) in the period in which they occur.

An analysis of the amounts recognised in the SORIE is as follows:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Actuarial gains on scheme assets	7.1	30.3	0.9	4.1
Actuarial losses on scheme liabilities	(7.4)	(50.4)	(1.2)	(5.9)
Total loss recognised in the SORIE in the year	(0.3)	(20.1)	(0.3)	(1.8)
Cumulative amount of losses recognised in the SORIE	(54.7)	(54.4)	(9.2)	(8.9)

The history of experience adjustments is as follows:

	Group		Company	
	2006	2005	2006	2005
Experience gains on scheme assets				
– Amount (£m)	7.1	30.3	0.9	4.1
– Percentage of scheme assets (%)	1.5	9.2	1.5	9.8
Experience losses on scheme liabilities				
– Amount (£m)	(12.8)	–	(1.9)	–
– Percentage of scheme liabilities (%)	(2.8)	–	(3.2)	–

b) Pension schemes – defined contribution

For new employees joining the group after 1 January 2003, a stakeholder pension plan was introduced into which group companies contribute 8% of pensionable earnings of the member provided that the member contributes a minimum of 6% of pensionable earnings. The assets of the scheme are held separately from those of the group and company. The pension charge in the consolidated income statement represents contributions payable by the group in respect of the plan and amounted to £1.1m for the year ended 31 December 2006 (2005 £1.0m). Contributions made by the company amounted to £0.1m (2005 £0.1m). No contributions were payable in respect of the plan at the year end (2005 £0.1m).

24 Called-up share capital

			Group and company	
		2006		2005
	Authorised £m	Issued and fully paid £m	Authorised £m	Issued and fully paid £m
Ordinary shares of 10 5/14p each	40.0	26.5	40.0	26.5

The movement in the number of shares in issue during the year is as follows:	Number m
At 1 January 2006	255.5
Shares issued pursuant to the exercise of options	0.6
At 31 December 2006	256.1

During the year the group issued 592,639 (2005 381,854) ordinary shares. The nominal value of shares issued during the year was £61,419 (2005 £39,574). The aggregate consideration received (prior to issue costs) in respect of all the shares issued during the year was £3.1m (2005 £2.3m).

Provident Financial plc sponsors the Provident Financial Qualifying Employee Share Ownership Trust (the QUEST) which is a discretionary trust established for the benefit of the employees of the group. The company has also established Provident Financial Trustees Limited, a wholly-owned subsidiary undertaking, to act as trustee of the QUEST. All costs relating to the QUEST are dealt with in the income statement as they accrue. The trustee has waived the right to receive dividends on the shares it holds.

At 31 December 2006 the QUEST held 371,413 (2005 842,947) ordinary shares with a nominal value of £38,492 (2005 £87,360), a cost of £3.6m (2005 £6.8m) and a market value of £2.6m (2005 £4.6m). These shares were acquired by the QUEST to meet obligations under the company's employee savings-related share option schemes.

Provident Financial plc also sponsors the Performance Share Plan Trust which was established to operate in conjunction with the Performance Share Plan (PSP). At 31 December 2006 awards under the PSP were 109,422 (2005 137,312) ordinary shares with a nominal value of £11,340 (2005 £14,230), a cost of £0.9m (2005 £1.0m) and a market value of £0.8m (2005 £0.8m).

The net of the consideration paid to acquire shares by the QUEST and in respect of the PSP and the consideration received on exercise of share options is held in a separate treasury shares reserve.

25 Share-based payments

The group operates four share schemes: senior executive share option schemes (ESOS), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)) the Performance Share Plan (PSP) and, from 2006, the Long-Term Incentive Scheme (LTIS). For the purposes of assessing the income statement (credit)/charge under IFRS 2, the options/awards under the schemes were valued using a binomial option pricing model. The net credit to the consolidated income statement during the year was £1.9m (2005 charge of £3.2m) and to the company income statement was £1.2m (2005 charge of £1.1m). The fair value per option granted and the assumptions used in the calculation of the share-based payment (credit)/charge are as follows:

				2006			2005
Group	LTIS	ESOS	SAYE	PSP	ESOS	SAYE	PSP
Grant date	01-Jun-06	07-Jun-06	21-Oct-06	15-Mar-06	23-Mar-05	21-Oct-05	17-Mar-05
Share price at grant date (£)	6.03	5.77	6.36	6.40	7.03	5.95	7.08
Exercise price (£)	–	5.77	4.91	–	7.03	5.07	–
Shares under option	239,633	2,427,060	552,987	33,964	1,593,842	535,464	61,814
Vesting period (years)	3	3	3, 5 and 7	5	3	3, 5 and 7	5
Expected volatility	25.0%	25.0%	25.0%	n/a	28.0%	28.0%	n/a
Option life (years)	10	10	Up to 7	5	10	Up to 7	5
Expected life (years)	3	5	Up to 7	5	5	Up to 7	5
Risk free rate	4.5%	4.5%	4.5%	n/a	4.7%	4.3%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	6.0%	n/a	6.0%	6.0%	n/a
Fair value per option (£)	6.03	0.91	1.41-1.45	6.40	1.59	1.45-1.50	7.08

				2006			2005
Company	LTIS	ESOS	SAYE	PSP	ESOS	SAYE	PSP
Grant date	01-Jun-06	07-Jun-06	21-Oct-06	15-Mar-06	23-Mar-05	21-Oct-05	17-Mar-05
Share price at grant date (£)	6.03	5.77	6.36	6.40	7.03	5.95	7.08
Exercise price (£)	–	5.77	4.91	–	7.03	5.07	–
Shares under option	239,633	688,130	28,116	5,834	533,842	15,114	24,646
Vesting period (years)	3	3	3, 5 and 7	5	3	3, 5 and 7	5
Expected volatility	25.0%	25.0%	25.0%	n/a	28.0%	28.0%	n/a
Option life (years)	10	10	Up to 7	5	10	Up to 7	5
Expected life (years)	3	5	Up to 7	5	5	Up to 7	5
Risk free rate	4.5%	4.5%	4.5%	n/a	4.7%	4.3%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	6.0%	n/a	6.0%	6.0%	n/a
Fair value per option (£)	6.03	0.91	1.41-1.45	6.40	1.59	1.45-1.50	7.08

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds.

25 Share-based payments continued

A reconciliation of share option movements during the year is shown below:

Group 2006	LTIS Number	LTIS Weighted average exercise price £	ESOS Number	ESOS Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	–	–	6,684,285	6.46	2,529,577	4.92	137,312	–
Granted	239,633	–	2,427,060	5.77	552,987	4.91	33,964	–
Expired	–	–	(1,003,827)	6.84	(353,318)	5.34	(19,350)	–
Exercised	–	–	(535,795)	5.49	(528,378)	5.00	(42,504)	–
Outstanding at 31 December	239,633	–	7,571,723	6.27	2,200,868	4.85	109,422	–
Exercisable at 31 December	–	–	2,612,628	6.70	61,833	5.40	–	–

Group 2005	LTIS Number	LTIS Weighted average exercise price £	ESOS Number	ESOS Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	–	–	5,703,721	6.24	2,587,718	4.92	75,498	–
Granted	–	–	1,593,842	7.03	535,464	5.07	61,814	–
Expired	–	–	(231,424)	5.95	(305,880)	5.30	–	–
Exercised	–	–	(381,854)	5.49	(287,725)	4.79	–	–
Outstanding at 31 December	–	–	6,684,285	6.46	2,529,577	4.92	137,312	–
Exercisable at 31 December	–	–	2,353,058	7.26	100,473	6.43	–	–

Company 2006	LTIS Number	LTIS Weighted average exercise price £	ESOS Number	ESOS Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	–	–	2,854,891	6.46	100,843	4.80	100,144	–
Granted	239,633	–	688,130	5.77	28,116	4.91	5,834	–
Expired	–	–	(511,869)	7.44	(8,631)	5.06	(18,204)	–
Exercised	–	–	(490,795)	5.49	(21,469)	4.94	(18,204)	–
Outstanding at 31 December	239,633	–	2,540,357	6.26	98,859	4.79	69,570	–
Exercisable at 31 December	–	–	979,992	6.61	3,388	4.98	–	–

Company 2005	LTIS Number	LTIS Weighted average exercise price £	ESOS Number	ESOS Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	–	–	2,598,553	6.22	111,242	4.79	75,498	–
Granted	–	–	533,842	7.03	15,114	5.07	24,646	–
Expired	–	–	(41,000)	5.81	(14,397)	5.10	–	–
Exercised	–	–	(236,504)	5.51	(11,116)	4.68	–	–
Outstanding at 31 December	–	–	2,854,891	6.46	100,843	4.80	100,144	–
Exercisable at 31 December	–	–	1,153,664	7.16	–	–	–	–

26 Statement of changes in shareholders' equity

Group	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
At 1 January 2005	26.4	105.5	2.4	280.4	414.7
Exchange gains on foreign currency translations	–	–	2.7	–	2.7
Net fair value losses – cash flow hedges	–	–	(5.0)	–	(5.0)
Actuarial loss on retirement benefit obligations	–	–	–	(20.1)	(20.1)
Tax credit on items taken directly to equity	–	–	1.5	6.0	7.5
Net expense recognised directly in equity	–	–	(0.8)	(14.1)	(14.9)
Profit for the period	–	–	–	–	–
Total recognised expense for the period	–	–	(0.8)	(14.1)	(14.9)
Increase in share capital	0.1	–	–	–	0.1
Increase in share premium account	–	2.2	–	–	2.2
Movement in treasury shares	–	–	0.7	–	0.7
Share-based payment charge	–	–	3.2	–	3.2
Dividends	–	–	–	(88.6)	(88.6)
At 31 December 2005	26.5	107.7	5.5	177.7	317.4
At 1 January 2006	26.5	107.7	5.5	177.7	317.4
Exchange losses on foreign currency translations	–	–	(0.2)	–	(0.2)
Net fair value gains – cash flow hedges	–	–	0.2	–	0.2
Actuarial loss on retirement benefit asset/obligations	–	–	–	(0.3)	(0.3)
Tax (charge)/credit on items taken directly to equity	–	–	(0.2)	0.1	(0.1)
Net expense recognised directly in equity	–	–	(0.2)	(0.2)	(0.4)
Profit for the period	–	–	–	124.9	124.9
Total recognised (expense)/income for the period	–	–	(0.2)	124.7	124.5
Increase in share premium account	–	3.1	–	–	3.1
Movement in treasury shares	–	–	2.3	–	2.3
Share-based payment credit	–	–	(1.9)	–	(1.9)
Dividends	–	–	–	(91.4)	(91.4)
At 31 December 2006	26.5	110.8	5.7	211.0	354.0

Other reserves are further analysed in note 27.

26 Statement of changes in shareholders' equity continued

Company	Called-up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total £m
At 1 January 2005 as previously stated	26.4	105.5	807.5	162.9	1,102.3
Prior year adjustment (note 27)	–	–	1.2	–	1.2
At 1 January 2005 as restated	26.4	105.5	808.7	162.9	1,103.5
Net fair value losses – cash flow hedges	–	–	(2.2)	–	(2.2)
Actuarial loss on retirement benefit obligations	–	–	–	(1.8)	(1.8)
Tax credit on items taken directly to equity	–	–	0.6	0.6	1.2
Net expense recognised directly in equity	–	–	(1.6)	(1.2)	(2.8)
Loss for the period	–	–	–	(45.2)	(45.2)
Total recognised expense for the period	–	–	(1.6)	(46.4)	(48.0)
Increase in share capital	0.1	–	–	–	0.1
Increase in share premium account	–	2.2	–	–	2.2
Movement in treasury shares	–	–	0.7	–	0.7
Share-based payment adjustments:					
Charge to the income statement	–	–	1.1	–	1.1
Movement in investment in subsidiaries (note 12)	–	–	2.1	–	2.1
Reserve transfer (note 27)	–	–	(200.0)	200.0	–
Dividends	–	–	–	(88.6)	(88.6)
At 31 December 2005	26.5	107.7	611.0	227.9	973.1
At 1 January 2006	26.5	107.7	611.0	227.9	973.1
Net fair value gains – cash flow hedges	–	–	3.1	–	3.1
Actuarial loss on retirement benefit asset/obligations	–	–	–	(0.3)	(0.3)
Tax (charge)/credit on items taken directly to equity	–	–	(0.9)	0.1	(0.8)
Net income/(expense) recognised directly in equity	–	–	2.2	(0.2)	2.0
Profit for the period	–	–	–	95.7	95.7
Total recognised income for the period	–	–	2.2	95.5	97.7
Increase in share premium account	–	3.1	–	–	3.1
Movement in treasury shares	–	–	2.3	–	2.3
Share-based payment adjustments:					
Credit to the income statement	–	–	(1.2)	–	(1.2)
Movement in investment in subsidiaries (note 12)	–	–	(0.7)	–	(0.7)
Dividends	–	–	–	(91.4)	(91.4)
At 31 December 2006	26.5	110.8	613.6	232.0	982.9

Other reserves are further analysed in note 27.

In accordance with the exemption allowed by Section 230 of the Companies Act 1985, the company has not presented its own income statement. The profit for the financial year dealt with in the financial statements of the company was £95.7m (2005 loss of £45.2m).

27 Other reserves

Group	Profit retained by subsidiary £m	Capital redemption reserve £m	Hedging reserve £m	Treasury shares reserve £m	Foreign exchange reserve £m	Share-based payment reserve £m	Total other reserves £m
At 1 January 2005	0.8	3.6	0.6	(8.5)	3.9	2.0	2.4
Exchange differences on foreign currency translations	–	–	–	–	2.7	–	2.7
Net fair value losses – cash flow hedges	–	–	(5.0)	–	–	–	(5.0)
Tax credit on items taken directly to equity	–	–	1.5	–	–	–	1.5
Net (expense)/income recognised directly in equity	–	–	(3.5)	–	2.7	–	(0.8)
Movement in treasury shares	–	–	–	0.7	–	–	0.7
Share-based payment charge	–	–	–	–	–	3.2	3.2
At 31 December 2005	0.8	3.6	(2.9)	(7.8)	6.6	5.2	5.5
At 1 January 2006	0.8	3.6	(2.9)	(7.8)	6.6	5.2	5.5
Exchange differences on foreign currency translations	–	–	–	–	(0.2)	–	(0.2)
Net fair value gains – cash flow hedges	–	–	0.2	–	–	–	0.2
Tax charge on items taken directly to equity	–	–	(0.1)	–	(0.1)	–	(0.2)
Net income/(expense) recognised directly in equity	–	–	0.1	–	(0.3)	–	(0.2)
Movement in treasury shares	–	–	–	2.3	–	–	2.3
Share-based payment credit	–	–	–	–	–	(1.9)	(1.9)
At 31 December 2006	0.8	3.6	(2.8)	(5.5)	6.3	3.3	5.7

The net fair value gains on cash flow hedges of £0.2m (2005 losses of £5.0m) comprise £4.1m of fair value losses charged to the hedging reserve in the year (2005 £6.3m) and a £4.3m charge to the income statement (2005 charge of £1.3m).

27 Other reserves continued

Company	Capital redemption reserve £m	Non-distributable reserve £m	Merger reserve £m	Hedging reserve £m	Treasury shares reserve £m	Share-based payment reserve £m	Total other reserves £m
At 1 January 2005 as previously reported	3.6	809.2	2.3	0.1	(8.5)	0.8	807.5
Prior year adjustment (see below)	–	–	–	–	–	1.2	1.2
At 1 January 2005 as restated	3.6	809.2	2.3	0.1	(8.5)	2.0	808.7
Net fair value losses – cash flow hedges	–	–	–	(2.2)	–	–	(2.2)
Tax credit on items taken directly to equity	–	–	–	0.6	–	–	0.6
Net expense recognised directly in equity	–	–	–	(1.6)	–	–	(1.6)
Movement in treasury shares	–	–	–	–	0.7	–	0.7
Share-based payment adjustments:							
Charge to the income statement	–	–	–	–	–	1.1	1.1
Movement in investment in subsidiaries	–	–	–	–	–	2.1	2.1
Transfer from non-distributable reserves	–	(200.0)	–	–	–	–	(200.0)
At 31 December 2005	3.6	609.2	2.3	(1.5)	(7.8)	5.2	611.0
At 1 January 2006	3.6	609.2	2.3	(1.5)	(7.8)	5.2	611.0
Net fair value gains – cash flow hedges	–	–	–	3.1	–	–	3.1
Tax charge on items taken directly to equity	–	–	–	(0.9)	–	–	(0.9)
Net income recognised directly in equity	–	–	–	2.2	–	–	2.2
Movement in treasury shares	–	–	–	–	2.3	–	2.3
Share-based payment adjustments:							
Credit to the income statement	–	–	–	–	–	(1.2)	(1.2)
Movement in investment in subsidiaries	–	–	–	–	–	(0.7)	(0.7)
At 31 December 2006	3.6	609.2	2.3	0.7	(5.5)	3.3	613.6

Following the introduction of IFRIC 11, the company has changed the accounting for share-based payment awards to employees of subsidiary companies in the company financial statements which has resulted in a prior year adjustment and the restatement of investment in subsidiaries and the share-based payment reserve held within other reserves. There is no impact on retained earnings or the income statement of the company. See note 12 for further details.

The net fair value gains in respect of cash flow hedges of £3.1m (2005 losses of £2.2m) comprise £1.8m of fair value gains (2005 £2.6m losses) in the year and a £1.3m charge to the income statement (2005 £0.4m charge).

The capital redemption reserve represents profits on the redemption of preference shares arising in prior years, together with the capitalisation of the nominal value of shares purchased and cancelled, net of the utilisation of this reserve to capitalise the nominal value of shares issued to satisfy scrip dividend elections.

The non-distributable reserve was created as a result of an intra-group reorganisation to create a more efficient capital structure that more accurately reflects the group's management structure. During 2005, £200.0m of the non-distributable reserve was realised following the receipt of qualifying consideration. Accordingly, this amount was transferred to retained earnings and is available for future dividend distributions.

28 Commitments

Commitments to make operating lease payments during the next financial year are as follows:

Group	2006 £m	2005 £m
Leases expiring:		
Not later than one year	3.0	2.6
Later than one year but not later than five years	8.0	7.7
Later than five years	5.5	7.7
	16.5	18.0

Other group commitments are as follows:

Group	2006 £m	2005 £m
Capital expenditure commitments contracted with third parties but not provided for at 31 December	1.0	0.7

Group	2006 £m	2005 £m
Unused committed credit card facilities at 31 December	79.4	36.2

29 Related party transactions

The company recharges the two major pension schemes referred to in note 23 with a proportion of the costs of administration and professional fees incurred by the company. The total amount recharged during the year was £1.1m (2005 £0.9m), and amounts due from the pension schemes at 31 December 2006 were £1.1m (2005 £0.9m).

Details of the transactions between the company and its subsidiary undertakings, which comprise management recharges and interest charges on intercompany balances, along with any balances outstanding at 31 December are set out below:

	2006			2005		
	Management recharge £m	Interest charge £m	Outstanding balance £m	Management recharge £m	Interest charge £m	Outstanding balance £m
UK home credit	4.5	54.9	938.1	6.6	69.3	845.5
Yes Car Credit	0.4	14.4	135.0	1.8	14.5	143.6
Vanquis Bank	0.2	2.9	73.7	0.4	1.1	27.4
International	2.4	3.9	(78.4)	1.6	1.9	(74.4)
Motor insurance	0.3	0.4	5.8	0.4	0.1	4.1
Other central companies	–	5.0	(152.9)	–	4.6	(55.0)
Total	7.8	81.5	921.3	10.8	91.5	891.2

There are no transactions with directors other than those disclosed in the directors' remuneration report.

30 Contingent liabilities

The company has a contingent liability for guarantees given in respect of borrowings of certain subsidiaries to a maximum of £758.9m (2005 £748.6m). At 31 December 2006 the fixed and floating rate borrowings amounted to £561.2m (2005 £586.6m). No loss is expected to arise. These guarantees are defined as financial guarantees under IAS 39 and their fair value at 31 December 2006 was £nil (2005 £nil).

Independent auditors' report

To the members of Provident Financial plc

We have audited the group and parent company financial statements ('the financial statements') of Provident Financial plc for the year ended 31 December 2006 which comprise the consolidated income statement, the group and parent company statements of recognised income and expense, the group and parent company balance sheets, the group and parent company cash flow statements and the related notes. These financial statements have been prepared under the accounting polices set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited in paragraph 11 on page 68.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the statement of directors' responsibilities on page 58.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the parent company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985, and as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements. The information given in the directors' report includes that specific information presented in the business review that is cross referenced from the directors' report.

In addition we report to you if, in our opinion, the group and parent company have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the parent company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's statement, the business review, the financial review, the directors' report, the corporate governance report and the unaudited part of the directors' remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group and parent company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2006 and cash flows for the year then ended;
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985, and as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds
7 March 2007

Information for shareholders

1 Financial calendar – final dividend

	2006 Final
Dividend announced	7 March 2007
Ex-dividend date for ordinary shares	4 April 2007
Record date for the dividend	10 April 2007
Annual general meeting	16 May 2007
Payment date of the dividend	25 May 2007

2 Share price

Information on our share price is available on the company's website, www.providentfinancial.com, on Ceefax on BBC1/BBC2 and on Teletext on ITV/Channel 4. Information is also available, at a cost, from FT Cityline (telephone: 0906 843 3731).

The share price is also listed in a number of daily newspapers.

3 Individual Savings Account (ISA)

Shareholders may take out an ISA which includes shares in the company with a provider of their choice. However, the company has made arrangements for its shareholders and employees with Redmayne Bentley for the provision of an ISA. Shareholders who are eligible and who wish to take advantage of this should contact Redmayne Bentley, Merton House, 84 Albion Street, Leeds, LS1 6AG (telephone: 0113 243 6941).

4 Tax on capital gains

4.1 For the purposes of tax on capital gains, the price of an ordinary share in the company on 31 March 1982 was 130.50p. When adjusted for the 1 for 5 scrip issue in 1986, the 5 for 2 share split in 1993, the 1 for 1 bonus issue in 1996 and the share capital consolidation in 1998, this gives a figure of 22.54p.

4.2 Shareholders for whom the price of ordinary shares at 31 March 1982 is relevant should note that their allowable expenditure in relation to future disposals of ordinary shares may also be affected by other factors, such as indexation, taper relief (if applicable) and/or the disposal of fractional entitlements pursuant to the share capital consolidation of the company in April 1998.

5 Tax on dividends

5.1 A UK tax resident individual shareholder who receives a dividend is entitled to a tax credit in respect of the dividend.

5.2 The tax credit is 1/9th of the dividend (corresponding to 10% of the dividend and the associated tax credit).

5.3 A UK tax resident individual shareholder is therefore treated as having paid tax at 10% on the aggregate of the dividend and the associated tax credit; as starting and basic rate taxpayers are liable to tax on the dividend and associated tax credit at 10%, they will have no further liability to tax in respect of the dividend. UK tax resident individuals cannot claim a refund of the 10% tax credit.

5.4 The tax liability on dividends for UK tax resident higher rate taxpayers is 32.5% on the aggregate of the dividend and the associated tax credit, so that their liability for additional tax is equal to 22.5% on the aggregate of the dividend and the associated tax credit.

5.5 Arrangements can be made for a shareholder's dividends to be paid directly into a nominated bank account. Details are available on request from the company's registrar (see paragraph 7 below).

6 The Provident Financial Company Nominee Scheme

6.1 The company has established the Provident Financial Company Nominee Scheme. The key features of the scheme are:

6.1.1 Your shares are held for you in a nominee account and you will receive regular statements of your account; you will not hold a share certificate;

6.1.2 It provides a facility to allow you to deal in the company's shares by means of a low-cost telephone dealing service through the CREST electronic settlement system;

6.1.3 It provides a facility for you to reinvest your dividends in the company's shares;

6.1.4 You will still retain the benefits of direct shareholding such as prompt payments of dividends, a copy of the annual report and attendance, and voting, at the annual general meeting; and

6.1.5 The service is provided at no cost to you. However, if you wish to use the facility to deal in the company's shares or reinvest your dividends, you will have to pay charges.

6.2 Full details are available on request from the company's registrar (see paragraph 7 below).

7 Registrar

7.1 The registrar deals with all matters relating to transfers of ordinary shares in the company and with enquiries concerning holdings. The registrar is: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (telephone: 0870 162 3100).

7.2 The registrar's website is www.capitaregistrars.com. This will give you access to your personal shareholding by means of your investor code (which is printed on your share certificate or statement of holding). A range of services is available to shareholders including: setting up or amending dividend bank mandates; proxy voting and amending personal details. Most services will require a user ID and password which will be provided on registration.

8 Special requirements

A black and white large text version of this document (without pictures) is available on request from the Company Secretary at the address below. A fully accessible html version of the annual report and financial statements is also available on our website which renders all of the text readable by voice browsers and screen readers.

9 Advisors

Independent auditors
PricewaterhouseCoopers LLP

Joint financial advisors and stockbrokers
Dresdner Kleinwort
Merrill Lynch

Registrar
Capita Registrars

Solicitors
Slaughter and May
Eversheds LLP

10 Company details

Registered office and contact details:
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
BD1 2LQ

telephone: +44 (0)1274 731111
fax: +44 (0)1274 727300
email: enquiries@providentfinancial.com
website: www.providentfinancial.com

Company number
668987

Designed and produced by salterbaxter Printed by St Ives Westerham Press Photography by

Paper and print specification

[illegible]

[illegible]

Provident Financial plc

[illegible]

Company number

[illegible]

END